SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.
A circular regarding, among others, proposed issuance of A shares of China Petroleum & Chemical Corporation (the “Registrant”), and notice of annual general meeting for 2022 and first H shareholders class meeting for 2023 of the Registrant (the “Meetings”), made by the Registrant on April 13, 2023;

2.	The proxy forms, reply slip, and notification letters of the Meetings; and
3.	An announcement regarding cash dividend for equity issuer of the Registrant made by the Registrant on March 24, 2023.

Document 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares of China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
(1) PROPOSED ISSUANCE OF A SHARES;
(2) CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED
ISSUANCE OF A SHARES UNDER GENERAL MANDATE;
(3) PROPOSED ELECTION OF DIRECTOR;
(4) PROPOSED REDUCTION OF THE REGISTERED CAPITAL AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION;
(5) PROPOSED GRANT TO THE BOARD A MANDATE TO BUY BACK
DOMESTIC SHARES AND/OR OVERSEAS-LISTED FOREIGN SHARES
OF SINOPEC CORP.; AND
(6) NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

Independent Financial Adviser to the Independent Board Committee and Independent Shareholders

A letter from the Board is set out on pages 6 to 29 of this circular. A letter from the Independent Board Committee is set out on pages 30 to 31 of this circular. A letter from the Independent Financial Adviser is set out on pages 32 to 59 of this circular.
The AGM will be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 30 May 2023 at 9:00 a.m. and the H Shareholders Class Meeting will be held at the same venue immediately following the conclusion of the AGM and the A Shareholders Class Meeting. The Notice of Annual General Meeting for 2022 and First H Shareholders Class Meeting for 2023 is set out in this circular. Whether or not you are able to attend the AGM and/or H Shareholders Class Meeting, you are requested to complete and return the enclosed proxy forms in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time designated for convening the AGM (i.e. before 9:00 a.m. on 29 May 2023, Hong Kong time). Completion and return of the proxy forms shall not preclude you from attending and voting in person at the AGM and/or the H Shareholders Class Meeting should you so wish.
13 April 2023

CONTENTS

Page
DEFINITIONS	1

LETTER FROM THE BOARD	6

LETTER FROM THE INDEPENDENT BOARD COMMITTEE	30

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER	32

APPENDIX I – DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES	60

APPENDIX II – FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES	68

APPENDIX III – DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES	84

APPENDIX IV – DIVIDEND DISTRIBUTION AND RETURN PLAN FOR SHAREHOLDERS FOR THE NEXT THREE YEARS (2023-2025).	92

APPENDIX V – EXPLANATORY STATEMENT	95

APPENDIX VI – GENERAL INFORMATION	100

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023	104

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2021 General Mandate”
the approval granted by the Shareholders by way of special resolution passed at the 2021 annual general meeting of the Company held on 18 May 2022, which authorised the Board to allot, issue and deal with a maximum of 19,111,554,209 A Shares and 5,102,687,720 H Shares, respectively, representing not more than 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution;

“A Share Buy-back Mandate”
the general mandate to the Board to buy back A Shares not exceeding 10% of the number of A Shares in issue as at the date of passing the relevant proposed resolution(s) approving the A Share Buy-back Mandate at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, details of which are set out in the Notice of Annual General Meeting for 2022 and First H Shareholders Class Meeting for 2023;

“A Share(s)”	the domestic share(s) issued by the Company to domestic investors denominated in RMB and which are listed on the Shanghai Stock Exchange;

“A Shareholder(s)”	holder(s) of A Share(s);

“A Shareholders Class Meeting”
the first class meeting of the A Shareholders for 2023 to be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 30 May 2023 immediately following the conclusion of the AGM;

“AGM”	the annual general meeting of the Company for 2022 to be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 30 May 2023 at 9:00 a.m.;

“Articles of Association”	the articles of association of the Company as amended from time to time;

“associate(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

DEFINITIONS

“Board”	the board of directors of the Company;

“Buy-back Mandate”
the general mandate to the Board to buy back A Shares and/or H Shares not exceeding 10% of the number of A Shares and/or H Shares in issue as at the date of passing the relevant proposed resolution(s) approving the Buyback Mandate at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, details of which are set out in the Notice of Annual General Meeting for 2022 and First H Shareholders Class Meeting for 2023;

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

“China Petrochemical Corporation”	China Petrochemical Corporation, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company;

“Class Meeting(s)”	collectively, A Shareholders Class Meeting and H Shareholders Class Meeting;

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“CSRC”	China Securities Regulatory Commission;

“Director(s)”	the directors of the Company;

“EVA”	ethylene vinyl acetate;

“Group”	the Company and its subsidiaries;

DEFINITIONS

“H Share Buy-back Mandate”
the general mandate to the Board to buy back H Shares not exceeding 10% of the number of H Shares in issue as at the date of passing the relevant proposed resolution(s) approving the H Share Buy-back Mandate at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, details of which are set out in the Notice of Annual General Meeting for 2022 and First H Shareholders Class Meeting for 2023;

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholder(s)”	holder(s) of H Share(s);

“H Shareholders Class Meeting”
the first class meeting of the H Shareholders for 2023 to be held immediately following the conclusion of the AGM and the A Shareholders Class Meeting of the Company at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 30 May 2023;

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	the independent board committee of the Company formed to advise the Independent Shareholders in relation to the connected transaction in respect of the Proposed Issuance of A Shares;

“Independent Financial Adviser”
Somerley Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the connected transaction in respect of the Proposed Issuance of A Shares;

DEFINITIONS

“Independent Shareholders”	The Shareholders, other than China Petrochemical Corporation and its associates;

“Issue Price” or “Subscription Price”	the subscription price for new A Shares to be issued under the Subscription Agreement;

“Latest Practicable Date”	3 April 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“LNG”	liquefied natural gas;

“Mandatory Provisions”
the Mandatory Provisions for Companies Listing Overseas set forth in Zheng Wei Fa (1994) No. 21 issued on 27 August 1994 by the State Council Securities Policy Committee and the State Commission for Restructuring the Economic System;

“Other Matters”
the matters to be approved at the AGM other than the Proposed Issuance of A Shares, i.e. (i) the Proposed Election; (ii) the reduction of the registered capital and the Proposed Amendments; and (iii) the Buy-back Mandate;

“POE”	polyolefin elastomer;

“Pricing Benchmark Date”
27 March 2023, the pricing benchmark date of the Proposed Issuance of A Shares, being the date of the announcement regarding the Board resolutions approving the Proposed Issuance of A Shares published on the website of the Shanghai Stock Exchange;

“Proposed Amendments”	the proposed amendments to the Articles of Association;

“Proposed Election”	the proposed election of Mr. Lv Lianggong as an executive Director;

“Proposed Issuance of A Shares”	the proposed issuance of 2,238,805,970 A Shares by the Company to China Petrochemical Corporation pursuant to the Subscription Agreement under the 2021 General Mandate;

“RMB”	Renminbi, the lawful currency of the PRC;

DEFINITIONS

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time;

“Shanghai Listing Rules”	Rules Governing the Listing of Stocks on the Shanghai Stock Exchange;

“Share(s)”	the ordinary shares of RMB1.00 each in the share capital of the Company, including the A Shares and H Shares;

“Shareholder(s)”	the holder(s) of Shares;

“Subscription Agreement”
the subscription agreement entered into between the Company and China Petrochemical Corporation on 24 March 2023, pursuant to which the Company agreed to allot and issue, and China Petrochemical Corporation agreed to subscribe for, 2,238,805,970 new A Shares at the Subscription Price;

“Supervisor(s)”	the supervisor(s) of the Company;

“Takeovers Code”	The Hong Kong Codes on Takeovers and Mergers and Share Buy-backs;

“tpa”	tons per annum.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Executive Directors: Yu Baocai Li Yonglin Liu Hongbin Non-executive Directors: Ma Yongsheng Zhao Dong Independent Non-Executive Directors: Cai Hongbin Ng, Kar Ling Johnny Shi Dan Bi Mingjian	Registered address: 22 Chaoyangmen North Street Chaoyang District Beijing 100728 The People’s Republic of China
13 April 2023
To the Shareholders
(1) PROPOSED ISSUANCE OF A SHARES;
(2) CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE;
(3) PROPOSED ELECTION OF DIRECTOR;
(4) PROPOSED REDUCTION OF THE REGISTERED CAPITAL AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION;
(5) PROPOSED GRANT TO THE BOARD A MANDATE TO BUY BACK DOMESTIC SHARES AND/OR OVERSEAS-LISTED FOREIGN SHARES OF SINOPEC CORP.; AND
(6) NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023
I.	INTRODUCTION
References are made to (i) the announcement of the Company dated 24 March 2023 in relation to the Proposed Issuance of A Shares and the connected transaction in respect of the Proposed Issuance of A Shares under general mandate; (ii) the announcement of the Company dated 24 March 2023 in relation to the Proposed Election; and (iii) the announcement of the Company dated 24 March 2023 in relation to Proposed Amendments.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with further information regarding, among other things, (i) details of the Proposed Issuance of A Shares and the connected transaction in respect of the Proposed Issuance of A Shares under general mandate; (ii) details of Other Matters to be approved at the AGM and/or the H Shareholders Class Meeting; (iii) a letter from the Independent Board Committee in relation to the connected transaction in respect of the Proposed Issuance of A Shares; and (iv) a letter of advice from the Independent Financial Adviser in relation to the connected transaction in respect of the Proposed Issuance of A Shares; so as to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM and the H Shareholders Class Meeting.
II.	PROPOSED ISSUANCE OF A SHARES
1.	Resolution regarding the satisfaction of the conditions of the issuance of A shares to target subscribers by the Company
In accordance with the requirements of relevant laws, regulations and normative documents including the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Administrative Measures for the Registration of the Issuance of Securities by Listed Companies, the Company complies with the conditions of issuance of A shares to target subscribers after detailed verification of the actual situation of the Company.
2.	Resolution regarding the Plan of the Proposed Issuance of A Shares
Details of the Plan of the Proposed Issuance of A Shares are as follows:
(1)	Type and par value of shares to be issued
The shares to be issued under the Proposed Issuance of A Shares are domestically listed domestic shares (A Shares), with par value of RMB1.00 each.
(2)	Manner and timing of issuance
The Proposed Issuance of A Shares shall be conducted by way of issuing A Shares to target subscribers. The Company will conduct the Proposed Issuance of A Shares at an appropriate time within the validity period of the consent for registration from the CSRC.
(3)	Subscriber and manner of subscription
The subscriber of the Proposed Issuance of A Shares is China Petrochemical Corporation, which will make a one-off subscription for all the A Shares to be issued under the Proposed Issuance of A Shares in cash.

LETTER FROM THE BOARD

(4)	Pricing Benchmark Date, Issue Price and pricing principles
Please refer to the section headed “III. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 1. Subscription Agreement – Pricing Benchmark Date, Subscription Price and pricing principles” in this letter for further details.
(5)	Number of shares to be issued
Please refer to the section headed “III. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 1. Subscription Agreement – Number of new A Shares to be issued” in this letter for further details.
(6)	Lock-up period
Please refer to the section headed “III. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 1. Subscription Agreement – Lock-up period” in this letter for further details.
(7)	Amount and use of proceeds
Please refer to the section headed “III. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 6. Use of Proceeds” in this letter for further details.
(8)	Place of listing
Upon expiration of the lock-up period, the A Shares to be issued under the Proposed Issuance of A Shares will be listed and traded on the main board of the Shanghai Stock Exchange.
(9)	Arrangement of accumulated undistributed profits
The accumulated undistributed profits of the Company prior to the Proposed Issuance of A Shares shall be shared by all Shareholders, pro-rata to their respective shareholding in the Company, upon completion of the Proposed Issuance of A Shares.
(10)	Validity period
The resolutions in relation to the Proposed Issuance of A Shares shall remain valid for twelve (12) months from the date on which these resolutions are considered and approved at the AGM.

LETTER FROM THE BOARD

3.	Resolution regarding the Proposal of the Proposed Issuance of A Shares
Please refer to the details of Resolutions No. 2, 4, 6 to 9 as set out under this section, which form the major content of the Proposal of the Proposed Issuance of A Shares.
4.	Resolution regarding the Demonstration and Analysis Report on the Plan of the Proposed Issuance of A Shares
In accordance with the requirements of relevant laws, regulations and normative documents including the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Administrative Measures for the Registration of the Issuance of Securities by Listed Companies, the Company has prepared the Demonstration and Analysis Report on the Plan of the Proposed Issuance of A Shares.
Please refer to Appendix I to this circular for further details of the Demonstration and Analysis Report on the Plan of the Proposed Issuance of A Shares. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.
5.	Resolution regarding the connected transaction involved in the Proposed Issuance of A Shares
Please refer to the section headed “III. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE” in this letter for further details.
6.	Resolution regarding the conditional Subscription Agreement entered into between the Company and China Petrochemical Corporation
Please refer to the section headed “III. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 1. Subscription Agreement” in this letter for further details.
7.	Resolution regarding the Feasibility Report on the Use of Proceeds Raised from the Proposed Issuance of A Shares
Please refer to Appendix II to this circular for further details of the Feasibility Report on the Use of Proceeds Raised from the Proposed Issuance of A Shares. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

LETTER FROM THE BOARD

8.	Resolution regarding the dilution of current returns by the Proposed Issuance of A Shares, remedial measures and the commitments of related entities
In accordance with the requirements of relevant laws, regulations and normative documents including the Opinions of the General Office of the State Council on Further Strengthening the Work of Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (Guo Ban Fa [2013] No. 110) (《國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》(國辦發[2013]110號)), Certain Opinions of the State Council on Further Promoting the Sound Development of Capital Markets (Guo Fa [2014] No. 17) (《國務院關於進一步促進資本市場健康發展的若干意見》(國發[2014]17號)) and the Guidelines on Matters concerning the Dilution of Current Returns of the Initial Offering, Refinancing and Major Asset Restructuring (CSRC Notice [2015] No. 31) (《關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》(證監會公告[2015]31號)), in order to protect the rights to information and safeguard interests of minority investors, the Company analysed the impact of the dilution of current returns by the Proposed Issuance of A Shares on the main financial indicators of the Company, and formulated the measures to be taken to prevent the relevant risks, and the controlling shareholder, de facto controllers, the Directors and senior management of the Company issued the relevant commitments of measures to replenish the diluted current returns.
Please refer to Appendix III to this circular for further details of the dilution of current returns by the Proposed Issuance of A Shares, remedial measures and the commitments of related entities. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.
9.	Resolution regarding the Dividend Distribution and Return Plan for Shareholders for the Next Three Years (2023-2025)
In accordance with the relevant requirements of the Notice regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37) (《關於進一步落實上市公司現金分紅有關事項的通知》(證監發[2012]37號)), the  No.3 Guidelines for the Supervision on Listed Companies – Cash Dividend Distribution of Listed Companies (2022 Revision) (CSRC Announcement [2022] No. 3) (《上市公司監管指引第3號 –上市公司現金分紅(2022年修訂)》(證監會公告[2022]3號)) issued by the CSRC and the Articles of Association, in order to further implement the dividend distribution policy, regulate the Company’s cash dividend, enhance the transparency of decision-making process for cash dividend and safeguard the legitimate rights and interests of investors, the Company formulated the Dividend Distribution and Return Plan for Shareholders for the Next Three Years (2023-2025).
Please refer to Appendix IV to this circular for further details of the Dividend Distribution and Return Plan for Shareholders for the Next Three Years (2023-2025). In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

LETTER FROM THE BOARD

10.	Resolution regarding the authorisation to the Board at the AGM with full power to deal with specific matters relating to the Proposed Issuance of A Shares
In order to ensure the flexibility and smooth implementation of the relevant matters relating to the Proposed Issuance of A Shares, and pursuant to the relevant provisions of the laws, regulations, normative documents and the Articles of Association, the Board proposed to seek approval at the AGM to authorise the Board (or the persons authorised by the Board) with all the powers necessary to proceed with the specific matters relating to the Proposed Issuance of A Shares, including but not limited to:
(1)
in accordance with laws, regulations and other normative documents, relevant regulations and opinions of regulatory bodies, within the scope of the Plan of the Proposed Issuance of A Shares considered and approved at the AGM, and taking into account the market environment and the Company’s specific conditions, to formulate the specific plan for the Proposed Issuance of A Shares, including but not limited to the manner of issuance, the issue price, the number of shares to be issued, the timing of issuance and the commencement and end dates of issuance;

(2)
subject to compliance with the then laws, regulations and other normative documents, if the laws, regulations and other normative documents and relevant regulatory bodies have new regulations on the issuance of new shares by listed companies and if market conditions change, save for matters involving relevant laws, regulations, other normative documents and the Articles of Association which are subject to re-approval at a general meeting and are not allowed to be authorised, to make adjustments to the Plan of the Proposed Issuance of A Shares and continue to process the Proposed Issuance of A Shares in accordance with the relevant regulations and the requirements of the regulatory bodies (including the review feedback on the application for the Proposed Issuance of A Shares) and market conditions;

(3)
to draft, revise, execute and submit to relevant government authorities, regulatory bodies and stock exchanges and securities registration and clearing institutions (including but not limited to the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Branch of China Securities Depository and Clearing Corporation Limited) all the application, report or documents related to the Proposed Issuance of A Shares, and execute all the contracts, agreements and documents related to the Proposed Issuance of A Shares, as well as processing the procedures of approval, registration, filing, consent, registration, share lock-up and listing, and handling information disclosure matters related to the Proposed Issuance of A Shares in accordance with regulatory requirements;

LETTER FROM THE BOARD

(4)
to set up a special account for proceeds raised under the Proposed Issuance of A Shares and handle matters related to the set up of such account, including but not limited to confirming and executing relevant agreements and documents required for the set up of such account and handling relevant capital verification procedures, etc.;

(5)
within the scope of the use of proceeds considered and approved at the AGM and according to the actual needs of the investment projects, to make appropriate adjustment to the sequential order and amount in the use of the proceeds. Before the proceeds raised from the Proposed Issuance of A Shares are in place, to finance the investment projects with self-raised funds in advance according to the actual implementation progress of the investment projects to be financed with the proceeds from the Proposed Issuance of A Shares, which shall be replaced with the proceeds raised from the Proposed Issuance of A Shares in accordance with the procedures stipulated in the relevant regulations after the same are in place;

(6)	subject to compliance with laws, regulations and other normative documents, to decide and process all other matters relating to the Proposed Issuance of A Shares; and
(7)	this authorisation shall be effective for a period of twelve (12) months from the date of approval of this resolution at the AGM.
Subject to the authorisation at the AGM, the Board agrees to continue to authorise the Chairman and/or the relevant persons authorised by the Chairman to specifically handle all the above-mentioned matters related to the Proposed Issuance of A Shares.
11.	Resolution regarding the authorisation to the Board at the AGM to amend the Articles of Association in accordance with the situation of the Proposed Issuance of A Shares
Upon completion of the Proposed Issuance of A Shares, articles in relation to the registered capital, the total number of shares and the share capital structure as set out in the Articles of Association will be changed and the Articles of Association have to be amended accordingly. Therefore, the Board proposed to seek approval at the AGM to authorise the Board (or the persons authorised by the Board) to amend the corresponding articles in the Articles of Association in accordance with the actual situation after completion of the Proposed Issuance of A shares, and to register the relevant amendments with the market supervision and administration authorities and other relevant authorities.
Subject to the authorisation at the AGM, the Board agrees to continue to authorise the Chairman and/or the relevant persons authorised by the Chairman to specifically handle all the above-mentioned matters.

LETTER FROM THE BOARD

III.	CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE
On 24 March 2023, the Company and China Petrochemical Corporation entered into the Subscription Agreement, pursuant to which, the Company shall issue and China Petrochemical Corporation shall subscribe in cash for 2,238,805,970 new A Shares.
1.	Subscription Agreement
The major terms of the Subscription Agreement are as follows:
Date
24 March 2023
Parties
(1)	The Company, as the issuer
(2)	China Petrochemical Corporation, as the subscriber
Number of new A Shares to be issued
The Company shall issue under the 2021 General Mandate and China Petrochemical Corporation shall subscribe for 2,238,805,970 new A Shares, representing approximately 2.34% (not more than 20%) of the total number of A Shares in issue as at the date of the 2021 annual general meeting of the Company on which the 2021 General Mandate was approved and approximately 1.87% of the total number of Shares in issue as at the Latest Practicable Date. Pursuant to the regulatory requirements of the CSRC, the maximum number of new A Shares to be issued under the Proposed Issuance of A Shares shall be no more than 30% of the total number of Shares in issue immediately before completion of the Proposed Issuance of A Shares. The total gross proceeds to be raised from the Proposed Issuance of A Shares shall be no more than RMB12 billion (inclusive). Where there are any ex-rights or ex-dividend events such as distribution of dividend, bonus issue and capitalisation of capital reserve during the period from the Pricing Benchmark Date to the date of issuance of the A Shares pursuant to the Subscription Agreement that result in changes in the Issue Price, the number of A Shares to be issued under the Proposed Issuance of A Shares shall be adjusted accordingly, which shall be calculated by dividing the total gross proceeds to be raised (i.e. RMB12 billion) by the adjusted Issue Price. The final number of A Shares to be issued under the Proposed Issuance of A Shares shall be subject to the number of shares finally consented to be registered by the CSRC.

LETTER FROM THE BOARD

Par value of new A Shares to be issued
The aggregate par value of the new A Shares to be issued under the Proposed Issuance of A Shares will be RMB2,238,805,970.
Pricing Benchmark Date, Subscription Price and pricing principles
According to the Administrative Measures for the Registration of the Issuance of Securities by Listed Companies, the issue price of issuance of A shares to target subscribers should not be lower than 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days preceding the Pricing Benchmark Date (the “Pricing Criteria”).
The Pricing Benchmark Date of the Proposed Issuance of A Shares is the date of the announcement regarding the Board resolutions approving the Proposed Issuance of A Shares published on the website of the Shanghai Stock Exchange, i.e. 27 March 2023. The Subscription Price shall be RMB5.36 per A Share, being the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days preceding the Pricing Benchmark Date (which is calculated by dividing the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Benchmark Date by the total trading volume of A Shares for the same period, and rounded up to the nearest two decimal places). The Subscription Price is more favourable than the minimum requirement under the Pricing Criteria.
For illustrative purposes only, the Subscription Price represents:
(a)	a discount of approximately 3.60% to the closing price of RMB5.560 per A Share as quoted on the Shanghai Stock Exchange on the Latest Practicable Date;
(b)
a discount of approximately 2.90% to the average closing price of RMB5.520 per A Share as quoted on the Shanghai Stock Exchange for the five trading days immediately prior to the Latest Practicable Date;

(c)
a discount of approximately 3.75% to the average closing price of RMB5.569 per A Share as quoted on the Shanghai Stock Exchange for the ten trading days immediately prior to the date of the Latest Practicable Date.

LETTER FROM THE BOARD

Where there are any ex-rights or ex-dividend events such as distribution of dividend, bonus issue and capitalisation of capital reserve during the period from the Pricing Benchmark Date to the date of issuance of the A Shares pursuant to the Subscription Agreement, the Subscription Price shall be adjusted accordingly. The adjustment methods are set out as follows:
(1)	In the event of distribution of dividend, the adjustment formula will be:
P1 = P0 – D
(2)	In the event of bonus issue or capitalisation of capital reserve, the adjustment formula will be:
P1 = P0/(1 + N)
(3)	In the event that the events in (1) and (2) above were performed simultaneously, the adjustment formula will be:
P1 = (P0 – D)/(1 + N)
where,
P1 represents the adjusted issue price;
P0 represents the issue price before adjustment;
D represents dividend per Share; and
N represents the number of Shares resulting from capitalisation of capital reserve to be issued for each Share or the number of bonus shares per Share.
In addition, pursuant to Rule 13.36(5) of the Hong Kong Listing Rules, the Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the Subscription Agreement (i.e. 24 March 2023), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of the Subscription Agreement.
For illustrative purposes only and based on the central parity rate announced by the People’s Bank of China on the date of the Subscription Agreement (HK$1=RMB0.87107), the A Share Subscription Price represents:
(a)
a premium of approximately 31.21% over the closing price of HK$4.690 per H Share (equivalent to approximately RMB4.085 per H Share) as quoted on the Stock Exchange on the date of the Subscription Agreement; and

(b)
a premium of approximately 28.91% over the average closing price of HK$4.774 per H Share (equivalent to approximately RMB4.158 per H Share) as quoted on the Stock Exchange for the five trading days immediately prior to the date of the Subscription Agreement.

LETTER FROM THE BOARD

Despite any subsequent corporate events which may lead to an adjustment in the Subscription Price, the Company will take all actions in its power to monitor and control these corporate events so as to ensure that (i) the final Subscription Price is higher than HK$3.8192, being a discount of 20% of the higher of the above-mentioned benchmark prices; and (ii) the number of new A Shares to be issued will not exceed the maximum number of A Shares to be issued under the 2021 General Mandate (being 19,111,554,209 A Shares) and 30% of the total number of Shares in issue immediately before completion of the Proposed Issuance of A Shares. If any corporate event may cause the Proposed Issuance of A Shares to fail to meet the above-mentioned requirements, the Company will re-comply with the Hong Kong Listing Rules where necessary.
After satisfaction of all the conditions precedent stipulated in the Subscription Agreement, China Petrochemical Corporation shall subscribe for the A Shares issued by the Company in accordance with the Subscription Agreement and make payment for such subscription in cash in one lump sum into the designated bank account on or before the designated payment date stipulated in the payment notice of the subscription.
Lock-up period
The new A Shares to be subscribed by China Petrochemical Corporation shall not be transferred within thirty-six (36) months from the completion date of the Proposed Issuance of A Shares.
If the CSRC and/or the Shanghai Stock Exchange have different views on the above lock-up period arrangement, China Petrochemical Corporation agrees to revise and implement the above lock-up arrangement in accordance with the opinions of the CSRC and/or the Shanghai Stock Exchange.
Conditions precedent
The Subscription Agreement shall take effect after being executed by the legal or authorised representatives, as well as the satisfaction of the following conditions:
(1)	the Subscription Agreement and the Proposed Issuance of A Shares having been approved by the Board and at the AGM;
(2)	the Proposed Issuance of A Shares having been approved by the relevant state-owned assets supervision bodies; and
(3)	the Proposed Issuance of A Shares having been considered and approved by the Shanghai Stock Exchange and consented for registration by the CSRC.
In the event that any of the above-mentioned conditions is not satisfied, the Subscription Agreement shall terminate automatically.

LETTER FROM THE BOARD

As at the Latest Practicable Date, save for condition (1) above has been partly satisfied in that the Board has approved the Subscription Agreement and the Proposed Issuance of A Shares and condition (2) above has been satisfied, the remaining conditions have not been satisfied.
Liability for breach of contract
The breach of obligations, undertakings, representations and warranties under the Subscription Agreement by any party thereto shall constitute a breach of the Subscription Agreement. If the Subscription Agreement fails to be performed in full, in part or in a timely manner due to the breach of the defaulting party, the defaulting party shall be liable for the losses caused to the non-defaulting party as a result.
After the Subscription Agreement becomes effective, if China Petrochemical Corporation fails to pay the total Subscription Price in a timely manner and in full in accordance with the Subscription Agreement due to China Petrochemical Corporation’s fault, China Petrochemical Corporation shall pay to the Company damages at 1% of the amount due and unpaid. If the damages are insufficient to cover the losses suffered by the Company as a result, China Petrochemical Corporation shall also compensate the Company for the actual losses sustained or incurred by the Company.
If the registration procedures for the new A Shares held by China Petrochemical Corporation cannot be completed due to the Company’s fault, the Company shall compensate China Petrochemical Corporation for the actual losses incurred by China Petrochemical Corporation as a result.
Any party who fails to perform in full or in part its obligations under the Subscription Agreement due to force majeure shall not be liable for breach, but such party shall take all necessary practicable remedial measures to reduce the losses caused, otherwise it shall be liable for breach for the enlarged part of the other party’s losses.
2.	Ranking of new A Shares to be issued under the Proposed Issuance of A Shares and lock-up period
The new A Shares to be issued pursuant to the Proposed Issuance of A Shares shall rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that the new A Shares to be issued to China Petrochemical Corporation are subject to a lock-up period of thirty-six (36) months.
3.	Application for listing
Upon expiration of the lock-up period, the A Shares to be issued under the Proposed Issuance of A Shares will be listed and traded on the main board of the Shanghai Stock Exchange.

LETTER FROM THE BOARD

4.	Effect of the Proposed Issuance of A Shares on the shareholding structure of the Company
The following table illustrates the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Proposed Issuance of A Shares (assuming that a total of 2,238,805,970 A Shares will be issued under the Proposed Issuance of A Shares and there will be no other change in the number of issued Shares in the Company until the completion of the Proposed Issuance of A Shares):
	As at the Latest Practicable Date		Immediately after the completion of the Proposed Issuance of A Shares
Name of Shareholders	Number of Shares	As a percentage of the total issued Shares	Number of Shares	As a percentage of the total issued Shares

A Shares
China Petrochemical Corporation	80,572,167,393	67.20%	82,810,973,363	67.80%
Public A Shareholders	14,543,303,653	12.13%	14,543,303,653	11.91%
Total issued A Shares	95,115,471,046	79.33%	97,354,277,016	79.71
				%
H Shares
Sinopec Century Bright Capital Investment Ltd.(Note 1)	767,916,000	0.64%	767,916,000	0.63%
Public H Shareholders	24,013,020,600	20.03%	24,013,020,600	19.66%

Total issued H Shares	24,780,936,600	20.67%	24,780,936,600	20.29%

Total issued Shares	119,896,407,646	100%	122,135,213,616	100%

Note:
1.	Sinopec Century Bright Capital Investment Ltd. is a wholly-owned subsidiary of China Petrochemical Corporation.
Upon completion of the Proposed Issuance of A Shares, the total shareholding percentage of China Petrochemical Corporation and its associate Sinopec Century Bright Capital Investment Ltd. in the Company will increase from approximately 67.84% to approximately 68.43%. China Petrochemical Corporation will remain as the controlling shareholder of the Company. The Proposed Issuance of A Shares will not result in any change in the control over the Company.

LETTER FROM THE BOARD

Upon completion of the Proposed Issuance of A Shares, pursuant to the information of the Company available in public and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1)(a) of the Hong Kong Listing Rules.
5.	Equity fund raising activities in the past 12 months
The Company has not conducted any fund raising activities involving issue of equity securities in the past 12 months preceding the Latest Practicable Date.
6.	Use of proceeds
Assuming the maximum number of new A Shares will be issued at the Subscription Price under the Proposed Issuance of A Shares, the Company will be able to raise gross proceeds of not more than RMB12 billion (inclusive) from the Proposed Issuance of A Shares.
The proceeds raised from the Proposed Issuance of A Shares after deducting the relevant issuance expenses are intended to be used in the following projects:

No.	Investment field	Project name	Total investment amount (RMB million)	Proposed amount of proceeds to be invested (RMB million)

1.	Clean energy	First Stage of Phase III of Tianjin LNG Project	5,561.69	4,500
2.		Yanshan Branch Hydrogen Purification Facilities Improvement Project	207.06	200
3.	High value added material	Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project	33,057.46	4,800
4.		Maoming Branch 50,000 tpa Polyolefin Elastomer (POE) Industrial Test Unit Project	1,090.76	900
5.		Zhongke (Guangdong) Refinery & Petrochemical Company Limited No.2 EVA Project	2,158.32	1,600

		Total	42,075.29	12,000

LETTER FROM THE BOARD

Notes:
1.	The total investment amount of the above-mentioned projects has been rounded off.
2.
For the “Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project”, the proceeds will mainly be invested towards fields in relation to high value-added materials, such as production facilities for thermoplastic polymeric new material.

If the actual proceeds after deducting the issuance expenses are less than the amount of proceeds intended to be used for the above-mentioned projects, the shortfall shall be covered with the Company’s self-raised funds. The Company may make appropriate adjustments to the sequential order and amount of proceeds to be invested in the above-mentioned projects based on the practical needs of the projects. Before the proceeds raised from the Proposed Issuance of A Shares are in place, the Company will finance the projects with its self-raised funds in advance according to the actual implementation progress of the projects to be financed with the proceeds, which shall be replaced with the proceeds raised from the Proposed Issuance of A Shares in accordance with the procedures stipulated in the relevant regulations after the same are in place.
7.	Reasons for and benefits of the Proposed Issuance of A Shares
The Proposed Issuance of A Shares will be fully subscribed at the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days preceding the Pricing Benchmark Date by China Petrochemical Corporation, the controlling shareholder of the Company, thus allowing higher issuance efficiency and certainty, which reflects China Petrochemical Corporation’s determination to support the high-quality transformation development of the Company and its confidence in the Company’s long-term sustainable development.
The proceeds from the Proposed Issuance of A Shares will be used for business development in relation to clean energy and high value-added materials. The implementation of the projects to be funded by the proceeds from the Proposed Issuance of A Shares (i) would be conducive to enhancing the Company’s capacity to supply natural gas and highly purified hydrogen for fuel cells and promoting the adjustment of the Company’s energy mix; (ii) would lay a good foundation for the Company to extend and upgrade its business to the fields of high value-added materials such as POE and EVA, which would help to improve quality and efficiency of its chemical business; and (iii) would strengthen the Company’s core competitiveness. At the same time, the proceeds from the Proposed Issuance of A Shares, when available, will be conducive to optimising the capital structure and enhancing the risk resistance capability of the Company.
The Directors (including the independent non-executive Directors) consider that, the terms of the Subscription Agreement are fair and reasonable, on normal commercial terms, and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

8.	Hong Kong Listing Rules implications
China Petrochemical Corporation is a connected person of the Company by virtue of being the controlling shareholder of the Company. Therefore, the entering into of the Subscription Agreement and the transactions contemplated thereunder constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under the Hong Kong Listing Rules.
The new A Shares to be issued pursuant to the Proposed Issuance of A Shares will be allotted and issued under the 2021 General Mandate. Under the 2021 General Mandate, the Board is authorised to allot, issue and deal with a maximum of 19,111,554,209 A Shares and 5,102,687,720 H Shares, respectively, representing not more than 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution. As at the Latest Practicable Date, the Company has not issued any Shares pursuant to the 2021 General
Mandate. Pursuant to Rule 19A.38 and note (1) to Rule 13.36(2) of the Hong Kong Listing Rules, the issue of new A Shares under the 2021 General Mandate to China Petrochemical Corporation, a connected person of the Company, is subject to Independent Shareholders’ approval at a general meeting. In addition, pursuant to the Articles of Association and relevant laws and regulations in the PRC, the Proposed Issuance of A Shares is subject to Shareholders’ approval.
9.	General information
The Company
The Company is a joint stock limited company established in the PRC, and is principally engaged in the exploration and production, pipeline transportation and sales of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fiber and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemicals and chemical products, and other commodities and technologies; and research, development and application of technologies and information.
China Petrochemical Corporation
China Petrochemical Corporation is a limited liability company established under the laws of the PRC, and is a state-authorised investment organisation and a state-owned enterprise. Its principal businesses include exploration, production, storage and transportation (including pipeline transportation), sales and comprehensive utilisation of oil and natural gas; oil refining; wholesale and retail of oil products; production, sales, storage, transportation of petrochemical, natural gas chemical, coal chemical and other chemical products; industrial investment and investment management; production, sales, storage, transportation of energy products such as new energy and geothermal energy; exploration, consultation, design and installation of petroleum and petrochemical engineering; repairing and maintenance of

LETTER FROM THE BOARD

petroleum and petrochemical equipment; development, manufacture and sales of mechanical and electrical equipment; manufacture and sales of electricity, steam, water supplies and industrial gas; technology, electronic commerce and information, research and development, application and consultation services of alternative energy products; self-operating and acting as agent for import and export of relevant products and technology; project contracting procurement tendering, labour export; international storage and logistics business etc.
IV.	PROPOSED ELECTION OF DIRECTOR
The Board proposed to the Shareholders to elect Mr. Lv Lianggong (“Mr. Lv”) as an executive Director of the eighth session of the Board by way of ordinary resolution at the AGM.
The biographical details of Mr. Lv are set out below:
Lv Lianggong, aged 57, is Senior Vice President of Sinopec Corp. Mr. Lv is a professor level senior engineer with a master’s degree. In December 2001, he was appointed as Deputy Manager of Sinopec Jinan Company; in August 2008, he was appointed as Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2008, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2016, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Anqing Petrochemical General Plant of China Petrochemical Corporation and General Manager of Sinopec Anqing Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Anqing Municipal Committee; in September 2018, he was appointed as the General Manager and Deputy Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2019, he was appointed as Representative and Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2020, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.; in June 2021, he was appointed as Director General of the Office of the Organizational Structure Establishment Committee of Leading Party Member Group of China Petrochemical Corporation; in August 2022, he was appointed as a Member of the Leading Party Member Group and Deputy General Manager of China Petrochemical Corporation. In May 2022, he was elected as Supervisor of Sinopec Corp.; in October 2022, he was appointed as Senior Vice President of Sinopec Corp.
Once the Proposed Election is approved at the AGM, Mr. Lv will enter into a service contract with Sinopec Corp. as an executive Director of the Company. Pursuant to provisions in the service contract, the term of Mr. Lv shall commence from the date on which the Proposed Election is approved at the AGM to the date when the term of the eighth session of the Board expires. His remunerations will consist of annual base salary, annual performance-based salary and incentive during the tenure. The Company will disclose in its annual report the remunerations obtained by Mr. Lv during the relevant reporting period.

LETTER FROM THE BOARD

Other than disclosed above and as of the Latest Practicable Date, Mr. Lv did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other Directors, Supervisors, senior management, substantial Shareholders or controlling Shareholder of the Company. As at the Latest Practicable Date, Mr. Lv does not have any interest in the Shares of Sinopec Corp. within the meaning of Part XV of the SFO. He has not received any regulatory sanction imposed by the CSRC, or any other government authorities or stock exchanges.
Save as disclosed herein, there are no other matters in relation to the Proposed Election which shall be disclosed to the Shareholders and the Hong Kong Stock Exchange or matters which would require disclosure under Rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

V.	PROPOSED REDUCTION OF THE REGISTERED CAPITAL AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION
In order to safeguard the Company’s value and Shareholders’ interests, the Company repurchased its A Shares and H Shares since 21 September 2022. As of the Latest Practicable Date, the Company has cancelled all the repurchased A Shares and H Shares, and the total number of issued Shares of the Company has been changed from 121,071,209,646 Shares to 119,896,407,646 Shares. The Board proposes to reduce the registered capital of the Company accordingly and make the following amendments to the Articles of Association in accordance with the above share repurchase, specifically:
No. of Article	Original Article	Amended Article
Article 21
The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 121,071,209,646 shares, among which, 95,557,771,046 shares representing 78.93% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.07% are held by the holder of foreign-listed foreign-invested H shares.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 119,896,407,646 shares, among which, 95,115,471,046 shares representing 79.33% of the total number of issued ordinary shares of the Company are held by the holders of A shares; and 24,780,936,600 shares representing 20.67% are held by the holders of H shares.

Article 24	The registered capital of the Company is RMB121,071,209,646.	The registered capital of the Company is RMB119,896,407,646.

On 24 March 2023, the Company convened the 15th meeting of the eighth session of the Board, and considered and approved the resolution in relation to the reduction of the registered capital and the Proposed Amendments. The secretary to the Board was authorized to represent Sinopec Corp. in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for amendments to the Articles of Association (including textual amendments in accordance with the requirements of the relevant regulatory authorities). The reduction of the registered capital of the Company and Proposed Amendments are subject to the approval at the AGM.
The Directors are of the view that the Proposed Amendments are in the interest of the Company and its Shareholders as a whole. Advice has been obtained from independent legal advisers that the amended Articles of Association comply with the laws of the PRC and the Hong Kong Listing Rules requirements.

LETTER FROM THE BOARD

VI.	PROPOSED GRANT TO THE BOARD A MANDATE TO BUY BACK DOMESTIC SHARES AND/OR OVERSEAS-LISTED FOREIGN SHARES OF THE COMPANY
1.	A Share Buy-back Mandate
The PRC Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not buy back its shares unless such buy-back is effected for the purpose of: (a) reducing its registered share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; (d) the buy-back is made at the request of its shareholders who disagrees with shareholders’ resolutions in connection with a merger or division; (e) utilizing the shares for conversion of corporate bonds which are convertible into shares issued by the Company; or (f) where it is necessary for safeguarding the value of the Company and the interests of its shareholders. The Mandatory Provisions, which the Company has incorporated in its Articles of Association, provides that subject to obtaining the approval of the relevant regulatory authorities and compliance with its Articles of Association, share buy-backs may be effected by a joint stock limited company listed outside the PRC for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations.
PRC laws and regulations and the Shanghai Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the directors to buy back the A shares of such company that are listed on the Shanghai Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate class meetings.
2.	H Share Buy-back Mandate
The PRC Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not buy back its shares unless such buy-back is effected for the purpose of: (a) reducing its registered share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; (d) the buy-back is made at the request of its shareholders who disagrees with shareholders’ resolutions in connection with a merger or division; (e) utilizing the shares for conversion of corporate bonds which are convertible into shares issued by the Company; or (f) where it is necessary for safeguarding the value of the Company and the interests of its shareholders. The Mandatory Provisions, which the Company has incorporated in its Articles of Association, provides that subject to obtaining the approval of the relevant regulatory authorities and compliance with its Articles of Association, share buy-backs may be effected by a joint stock limited company listed outside the PRC for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations.

LETTER FROM THE BOARD

PRC laws and regulations and the Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the directors to buy back H shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate class meetings.
3.	General
Pursuant to the relevant regulatory requirements, it is proposed to the Shareholders at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to grant the Buy-back Mandate:
(1)
The Board (or the Director authorised by the Board) be and is hereby authorised to buy back A Shares not exceeding 10% of the number of A Shares of the Company in issue, calculated on the basis of the total share capital at the time when this resolution is considered and approved by the AGM and the Class Meetings, in accordance with market conditions and the needs of the Company, in order to maintain the value of the Company and the interests of Shareholders, or to use the Shares for purposes including, but not limited to, employee stock ownership plan or equity incentive, conversion of corporate bonds issued by the Company that are convertible into shares, etc.

(2)
The Board (or the Director authorised by the Board) be and is hereby authorised to buy back H Shares not exceeding 10% of the number of H Shares of the Company in issue, calculated on the basis of the total share capital at the time when this proposal is considered and approved by the AGM and the Class Meetings, in accordance with market conditions and the needs of the Company.

(3)	The Board (or the Director authorised by the Board) be and is hereby authorised to, among other things:
a.
formulate and implement specific buy-back plans including but not limited to the type of shares to be bought back, the buy-back price, and the number of shares to be bought back and to determine the timing and period of buy-back; b. notify the creditors and publish announcements in accordance with the provisions of the Company Law of the PRC and other relevant laws, regulations and regulatory documents and the Articles of Association of the Company (if applicable);

c.	open a foreign stock account and complete the corresponding registration procedure of the change in foreign exchange;

LETTER FROM THE BOARD

d.	fulfil the relevant approval or filing procedures in accordance with the requirements of the regulatory authorities and the place of listing of the Company (if applicable);

e.
complete the procedure for the transfer or cancellation of the shares bought back according to the actual buy-back, to amend the Articles of Association with respect to, including but not limited to, the total share capital and shareholding structure, and to perform the relevant domestic and foreign registration and filing procedures related to buy-back according to the statutory requirements in the PRC and foreign regions; and

f.	sign and execute other documents and complete other matters related to the buy-back of shares.
(4)
The above general mandate shall not exceed the relevant period (“Relevant Period”), which shall start from the date of approval of this resolution by way of special resolution at the AGM and the Class Meetings until whichever is the earlier of:

a.	the conclusion of the next annual general meeting of the Company; or
b.
the date on which the authority conferred by this proposal is revoked or varied by a special resolution at an annual general meeting and/or a class meeting of A Shares and/or a class meeting of H Shares.

If the Board decides to buy back A Shares during the Relevant Period, such buy-back may need to be pursued or implemented after the end of the Relevant Period.
(5)
Subject to the authorisation of the AGM and the Class Meetings, the Board continues to authorise the Chairman and/or a Director designated by the Chairman to specifically handle the aforesaid buy-back.

An explanatory statement giving certain information regarding the Buy-back Mandate is set out in Appendix V to this circular.
VII.	RECOMMENDATION OF THE BOARD
In relation to the resolutions regarding the Proposed Issuance of A Share, among the ten Directors, six connected Directors, Mr. Ma Yongsheng, Mr. Zhao Dong, Mr. Yu Baocai, Mr. Ling Yiqun, Mr. Li Yonglin and Mr. Liu Hongbin were required to abstain and had abstained from voting in the Board meeting held on 24 March 2023 in respect of Resolutions No. 2 to No. 6 and Resolution No. 10 as set out in the section headed “II. PROPOSED ISSUANCE OF A SHARES”. All remaining four Directors, i.e. all the independent non-executive Directors who were entitled to vote, unanimously approved all the resolutions at the Board meeting. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

LETTER FROM THE BOARD

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 30 to 31 of this circular which contains its recommendation to the Independent Shareholders as to voting in respect of the Proposed Issuance of A Shares, the Subscription Agreement and the transactions contemplated thereunder at the AGM and to the letter from the Independent Financial Adviser as set out on pages 32 to 59 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Issuance of A Shares, the Subscription Agreement and the transactions contemplated thereunder therein.
Your attention is also drawn to the additional information set out in the Appendices to this circular.
In relation to the resolutions regarding Other Matters, the Board is of the view that the resolutions as set out in the Notice of AGM and the Notice of H Shareholders Class Meeting are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the resolutions in relation to Other Matters to be proposed at the AGM and the H Shareholders Class Meeting.
VIII.	AGM AND H SHAREHOLDERS CLASS MEETING
The AGM will be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 30 May 2023 at 9:00 a.m. and the H Shareholders Class Meeting will be held at the same venue immediately following the conclusion of the AGM and the A Shareholders Class Meeting. The Notice of Annual General Meeting for 2022 and First H Shareholders Class Meeting for 2023 is set out in this circular. The proxy forms and the reply slip of the AGM and the H Shareholders Class Meeting will be despatched to the H Shareholders with this circular.
If you intend to appoint a proxy to attend the AGM and/or the H Shareholders Class Meeting, you are required to complete and return the enclosed proxy forms in accordance with the instructions printed thereon as soon as possible. For H Shareholders, the proxy forms should be returned to the Company’s H Share Registrar, Hong Kong Registrar Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) in person or by post as soon as possible but in any event not less than 24 hours before the time stipulated for convening the AGM (i.e. before 9 a.m. on 29 May 2023, Hong Kong time). Completion and return of the proxy forms will not preclude you from attending and voting in person at the AGM and/or the H Shareholders Class Meeting should you so wish.
If you intend to attend the AGM and/or the H Shareholders Class Meeting in person or by proxy, you are required to complete and return the reply slip to the Board Secretariat of Sinopec Corp. by personal delivery, post or facsimile during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 10 May 2023. Failure to complete or return the reply slip will not preclude eligible Shareholders from attending the AGM and/or the H Shareholders Class Meeting should they so wish.

LETTER FROM THE BOARD

Shareholders (or their proxies) shall vote by poll.
As at the Latest Practicable Date, China Petrochemical Corporation, the controlling shareholder of the Company (holding 80,572,167,393 Shares, representing approximately 67.20% of the total issued share capital of the Company), and its associate, Sinopec Century Bright Capital Investment Ltd. (a wholly-owned subsidiary of China Petrochemical Corporation, through HKSCC Nominees Limited, holding 767,916,000 Shares, representing approximately 0.64% of the total issued share capital of the Company), will abstain from voting at the AGM in respect of Resolutions No. 13 to 17 and Resolution No. 21 as set out in the Notice of AGM (corresponding to Resolutions No. 2 to No. 6 and Resolution No. 10 as set out in the section headed “II. PROPOSED ISSUANCE OF A SHARES”).
IX.	CLOSURE OF REGISTER OF HOLDERS OF H SHARES
The register of holders of H Shares will be closed from Friday, 28 April 2023 to Tuesday, 30 May 2023, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the AGM and/or the H Shareholders Class Meeting, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on Thursday, 27 April 2023.
By order of the Board
China Petroleum & Chemical Corporation
Vice President and Secretary to the Board of Directors
Huang Wensheng

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
13 April 2023
To the Independent Shareholders
Dear Sir or Madam,
CONNECTED TRANSACTION IN RESPECT OF THE
PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE
We refer to a circular (the “Circular”) of the Company dated 13 April 2023 of which this letter forms part. Unless otherwise defined, terms used herein shall have the same meaning as those defined in the Circular.
We have been appointed by the Board as the Independent Board Committee to advise you on whether, in our opinion, (i) the terms of the Subscription Agreement are fair and reasonable, (ii) the Subscription Agreement and the transactions contemplated thereunder are on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (iii) the Subscription Agreement and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. Somerley Capital Limited has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.
We wish to draw your attention to (i) the letter from the Board as set out on pages 6 to 29 of the Circular and Appendices I to IV which contains the details of the Subscription Agreement and the transactions contemplated; and (ii) the letter from the Independent Financial Adviser as set out on pages 32 to 59 of the Circular which contains its advice and recommendation in respect of the Subscription Agreement and the transactions contemplated thereunder, as well as the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered the terms of the Subscription Agreement and the transactions contemplated thereunder and taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that (i) the terms of the Subscription Agreement are fair and reasonable; (ii) the Subscription Agreement and the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms; and (iii) the Subscription Agreement and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolutions regarding the Subscription Agreement and the transactions contemplated thereunder at the AGM.
Yours faithfully,
For and on behalf of the Independent Board Committee
China Petroleum & Chemical Corporation
Cai Hongbin         Ng, Kar Ling Johnny         Shi Dan         Bi Mingjian
Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

The following is the text of a letter of advice from Somerley Capital Limited prepared for the purpose of inclusion in this circular, setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Subscription Agreement and the transactions contemplated thereunder.
SOMERLEY CAPITAL LIMITED 20th Floor China Building 29 Queen’s Road Central Hong Kong

13 April 2023
To:	The Independent Shareholders and the Independent Board Committee
Dear Sirs,
CONNECTED TRANSACTION
IN RESPECT OF THE
PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE
INTRODUCTION
We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the Subscription Agreement and the transactions contemplated thereunder. Details of the aforesaid transactions are set out in the letter from the Board contained in the circular of the Company (the “Circular”) to its Shareholders dated 13 April 2023, of which this letter forms part. Unless otherwise defined, terms used in this letter shall have the same meanings as those defined in the Circular.
On 24 March 2023, the Company and China Petrochemical Corporation (the “Subscriber”) entered into the Subscription Agreement, pursuant to which the Subscriber has agreed to subscribe in cash for 2,238,805,970 new A Shares (the “Proposed Issuance of A Shares”).
As at the Latest Practicable Date, China Petrochemical Corporation is a connected person of the Company by virtue of being the controlling shareholder of the Company. Therefore, the entering into of the Subscription Agreement and the transactions contemplated thereunder constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and are subject to the reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Cai Hongbin, Mr. Ng, Kar Ling Johnny, Ms. Shi Dan, and Mr. Bi Mingjian, has been established to make a recommendation to the Independent Shareholders in relation to the Subscription Agreement and the transactions contemplated thereunder. Somerley Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in the same regard.
We are not associated or connected with the Company, the Subscriber or their respective core connected persons or associates. In the two years prior to this appointment, we did not have other engagement with the Company or its associates except for having been the independent financial adviser to the Company to provide our independent advice in relation to the renewal of continuing connected transactions and discloseable transactions as contained in the circular dated 3 September 2021 and our appointment as the independent financial adviser to Sinopec Kantons Holdings Limited (934.HK) to provide our independent advice in relation to the renewal of non-exempt continuing connected transactions as contained in the circular dated 15 November 2022. We do not consider our past engagements as independent financial adviser give rise to any conflict for Somerley Capital Limited to act as the Independent Financial Adviser for the transactions contemplated under the Subscription Agreement. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company, the Subscriber or their respective core connected persons or associates.
In formulating our advice and recommendation, we have reviewed information on the Company, including but not limited to, the Subscription Agreement, annual reports of the Company for the year ended 31 December 2021 (“FY2021”) (the “2021 Annual Report”) and for the year ended 31 December 2022 (“FY2022”) (the “2022 Annual Report”) (together, as the “Reports”) and other information contained in the Circular.
In addition, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company (collectively, the “Management”) and the respective professional advisers of the Company, which we have assumed to be true, accurate and complete in all material aspects at the time they were made and will remain true, accurate and complete in all material aspects up to the date of the AGM. We have also sought and received confirmation from the Group that no material facts have been omitted from the information supplied by them and that their opinions expressed to us are not misleading in any material respect. We consider that the information we have received is sufficient for us to formulate our opinion and recommendation as set out in this letter and have no reason to believe that any material information has been omitted or withheld, nor to doubt the truth or accuracy of the information provided to us. We have, however, not conducted any independent investigation into the businesses and affairs of the Group or the Subscriber nor have we carried out any independent verification of the information supplied.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

PRINCIPAL FACTORS AND REASONS CONSIDERED
In formulating our opinion and recommendation regarding the Subscription Agreement, we have considered the following principal factors and reasons:
1.	Information on the Group
1.1	Principal business of the Group
Sinopec Corp. was established on 25 February 2000 as a joint stock limited company in China (“PRC”). Sinopec Corp. is one of the largest integrated energy and chemical companies in China and together with its subsidiaries, is engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies, and research, development and application of technologies and information; hydrogen energy business and related services such as hydrogen production, storage, transportation and sales; battery charging and swapping, solar energy, wind energy and other new energy business and related services.
As disclosed in the 2022 Annual Report, the Group has upstream, mid-stream and downstream integrated energy and petrochemical operations and its refining capacity ranks first in China. The Group is also well equipped with a well-developed sales network for refined oil products and is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Group ranks first in China, and has a well-established marketing network for chemical products.
1.2	Financial information of the Group
Set out below is the summary of the Group’s audited financial performance (prepared in accordance with the International Financial Reporting Standards (“IFRS”)) for the three years ended 31 December 2020 (“FY2020”), 2021 and 2022 as extracted from the respective Reports:

	Year ended 31 December
	2022	2021	2020
	RMB (million)	RMB (million)	RMB (million)

Revenue	3,318,168	2,740,884	2,104,724
Total operating expenses	(3,242,333)	(2,646,256)	(2,091,055)
Operating profit	75,835	94,628	13,669
Net finance costs	(9,974)	(9,010)	(9,510)
Investment income	14,060	298	37,744
Share of profits less losses from associates and joint ventures	14,479	23,253	6,712

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

	Year ended 31 December
	2022	2021	2020
	RMB (million)	RMB (million)	RMB (million)
Profit before taxation	94,400	109,169	48,615
Income tax expense	(18,757)	(23,318)	(6,344)

Profit for the period/year	75,643	85,851	42,271

Attributable to:
Shareholders of the Company	66,153	71,975	33,443
Non-controlling interests	9,490	13,876	8,828

Profit for the period/year	75,643	85,851	42,271

As shown above, the Group demonstrated a gradual growth in revenue during the past three financial years. In FY2021, the Group reported revenue of approximately RMB2,740.9 billion, representing an increase of approximately 30.2% from approximately RMB2,104.7 billion in FY2020. Such increase was mainly due to increases in revenue from primary business including but not limited to gasoline, diesel, crude oil and basic chemical feedstock. Revenue of the Group in FY2022 grew by a further approximately 21.1% to approximately RMB3,318.2 billion. Based on the 2022 Annual Report, such increase was also mainly attributable to increases in revenue derived from primary business including but not limited to sales of refined oil products and chemical products.
The Group reported a significant increase in operating profit of approximately 590.5% to approximately RMB94.6 billion in FY2021. Such increase was mainly attributable to a higher operating profit margin between FY2020 and FY2021 and, as disclosed in the 2021 Annual Report, such increase in operating profit was due to the increase of international crude oil prices and steady improvement of market demand, the Company increased its processing volume and sales volume. Operating profit for FY2022 fell by approximately 19.9% to approximately RMB75.8 billion. Such change in profit was due to weak domestic demand of domestic petroleum and petrochemical products, and decreased operating margin for domestic refining and chemicals under high crude oil price circumstance.
Profit attributable to shareholders of the Company increased by approximately 115.6% to approximately RMB72.0 billion in FY2021 mainly because of improvement in operating profit as mentioned above. We note such increase was partially offset by the increase in income tax expense of approximately 269.8% from approximately RMB6.3 billion in FY2020 to approximately RMB23.3 billion in FY2021. The increase in income tax expense was mainly due to the increased burden in deferred taxation in FY2021 from net deferred tax assets of approximately RMB7.9 billion in FY2020 to net deferred tax liabilities of approximately RMB6.3 billion in FY2021. Profit attributable to shareholders of the Company decreased by approximately 8.1% in FY2022. Such decrease was mainly a result of lower reported operating profit.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Set out below is the summary of the Group’s financial position as at 31 December 2021 and 2022 (prepared in accordance with the IFRS), as extracted from the respective Reports:

	As at 31 December
	2022	2021
	RMB (million)	RMB (million)
Non-current assets
Property, plant and equipment, net	630,700	598,925
Construction in progress	196,045	155,939
Right-of-use assets	264,856	268,408
Interest in associates	159,150	148,729
Other non-current assets	174,749	159,230
	1,425,000	1,331,231

Current assets
Cash and cash equivalents	93,438	108,590
Time deposits with financial institutions	51,614	113,399
Inventories	244,241	207,433
Other current assets	133,847	128,602
	523.140	558,024

Current liabilities
Short-term debts	59,037	35,252
Loans from Sinopec Group Company and fellow subsidiaries	7,292	2,873
Trade accounts payable and bills payable	269,424	215,640
Contract liabilities	125,444	124,622
Other payables	178,146	239,688
Other current liabilities	28,042	23,205
	667,385	641,280

Net current liabilities	144,245	83,256

Total assets less current liabilities	1,281,255	1,247,975

Non-current liabilities
Long-term debts	85,706	78,300
Loans from Sinopec Group Company and fellow subsidiaries	22,255	13,690
Lease liabilities	166,407	170,233
Other non-current liabilities	70,649	70,678
	345,017	332,901

	936,238	915,074

Equity
Total equity attributable to shareholders of the Company	784,706	774,182
Non-controlling interests	151,532	140,892

Total equity	936,238	915,074

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

The Group reported total assets of approximately RMB1,889.3 billion as at 31 December 2021 and approximately RMB1,948.6 billion as at 31 December 2022. Total non-current assets of the Group as at 31 December 2021 and 31 December 2022 mainly comprised property, plant and equipment and right-of-use assets. Balance of total non-current assets increased from approximately RMB1,331.2 billion as at 31 December 2021 to approximately RMB1,425.5 billion as at 31 December 2022. Such increase was mainly attributable to increase in property, plant and equipment by approximately 5.3% and increase in construction in progress by approximately 25.7% which is due to increase in investment in transition.
Total current assets of the Group as at 31 December 2021 and 31 December 2022 mainly comprised, among other things, cash and cash equivalents, time deposits with financial institutions and inventories. Total current assets of the Group decreased by approximately 6.3% as at 31 December 2022. Such decrease was mainly a result of the cash and deposit decrease. Cash and cash equivalents and time deposits with financial institutions to total assets represents approximately 11.8% as at 31 December 2021 and approximately 7.4% as at 31 December 2022.
The Group reported total liabilities of approximately RMB974.2 billion as at 31 December 2021 and approximately RMB1,012.4 billion as at 31 December 2022. Total current liabilities of the Group as at 31 December 2021 and 31 December 2022 mainly comprised short-term debts, trade accounts payable and bills payable, contract liabilities and other payables. Current liabilities of the Group as at 31 December 2022 slightly increased by approximately 4.1% as compared to the balance as at 31 December 2021, mainly due to increases in the balances for short-term debts and trade accounts payable and bills payables.
Total non-current liabilities of the Group slightly increased by approximately 3.6% from approximately RMB332.9 billion as at 31 December 2021 to approximately RMB345.0 billion as at 31 December 2022. We note the increase was mainly due to the increases in balance for long-term debts and loans from Sinopec Group Company and fellow subsidiaries.
As disclosed in the Reports, the Group’s liability-to-asset ratio, which is calculated by dividing total liabilities by total assets, slightly increased from approximately 51.51% as at 31 December 2021 to approximately 51.91% as at 31 December 2022, which was mainly due to decrease in the balance for current assets for reasons stated above and increase in current liabilities for reasons outlined in the paragraph above. The Group’s net current liabilities increased by around 73.1% from approximately RMB83.3 billion as at 31 December 2021 to approximately RMB144.2 billion as at 31 December 2022.
Total equity attributable to shareholders of the Company was approximately RMB774.2 billion and approximately RMB784.7 billion respectively as at 31 December 2021 and 31 December 2022. Based on the total number of issued Shares as at the Latest Practicable Date of 119,896,407,646, total equity attributable to shareholders of the Company per Share was approximately RMB6.54 as at 31 December 2022.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

2.	Reasons for the Subscription Agreement
2.1	Reasons for the Subscription Agreement
As disclosed in “Feasibility report on the use of proceeds raised from the Proposed Issuance of A Shares” in Appendix II to the Circular, in March 2022, the National Development and Reform Commission (NDRC) and the National Energy Administration (NEA) released the “14th Five-Year Plan for Modern Energy System (《「十四五」現代能源體系規劃》)” which underscores the modern energy industry’s entry into the phase of innovation and upgrades, while keenly sets attaining the “dual carbon” goals, the energy system is grappling with a new need for reform, and a pressing need to further enhance the leading and strategic support role played by scientific and technological innovation, as well as aiming to comprehensively upgrade the energy industrial base and modernise the industrial chain. As also disclosed in “Feasibility report on the use of proceeds raised from the Proposed Issuance of A Shares” in Appendix II to the Circular, in April 2022, six departments including the Ministry of Industry and Information Technology, the NDRC, the Ministry of Science and Technology, the Ministry of Ecology and Environment, the Ministry of Emergency Management and the NEA released “the Guiding Opinions on Promoting High-quality Development of Petrochemical and Chemical Industries during the 14th Five-Year Plan Period (《關於「十四五」推動石化化工行業高質量發展的指導意見》)” which emphasized on the need for improvements to the level of innovative development, improving the supply quality of chemical products, and accelerating the development of high-end polyolefin, industrial specialty gas, high-performance rubber and plastic materials, high-performance fiber, bio-based materials, special lubricating grease and other products.
Therefore, to seize investment opportunities which may arise from PRC government policies such as the aforementioned, and as one of the largest integrated energy and chemical companies in China, the Group is expecting to increase capital expenditure in the development of projects in the fields of high value-added materials and clean energy, which will be beneficial to further enhance the core competitiveness and sustainable operation of the Group.
We have discussed and understood from the Company that having considered its business development needs and the expected capital expenditure of its new projects as a whole and among which, five projects which are mainly in the fields of high value-added materials (such as POE and EVA, which would help the Group’s chemical business to improve quality and increase efficiency) and clean energy (such as natural gas and high-purity hydrogen for fuel cells), are expected to be partially financed with all of the net proceeds from the Proposed Issuance of A Shares. Details of such five new projects are set out in “Feasibility report on the use of proceeds raised from the Proposed Issuance of A Shares” in Appendix II to the Circular. We have discussed and understand from the Management that these investment projects only form part of the Group’s plan for transition and will be beneficial to the Company and its Shareholders in the long run. The Proposed Issuance of A Shares will not only provide the necessary funding required for the Group’s business development plans, but will also signify the continuous support from China Petrochemical Corporation, being its controlling shareholder, and its confidence in the Group’s prospects.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Please refer to the letter from the Board in the Circular for more information on the use of proceeds.
In ascertaining the fairness and reasonableness of the Proposed Issuance of A Shares and the need for additional funding, we have reviewed and noted from the Company’s annual reports that with the stable growth of China’s GDP despite the slowdown of global economy, the Group has continuously expanded its business in markets such as crude oil and natural gas, refined oil products and chemical products to primarily facilitate the domestic demand in China. According to the Reports, for each of the years ended 31 December 2021 and 2022, the Group had, in existence, 9 and 8 major projects in China with accumulated investments of approximately RMB59.0 billion and approximately RMB68.0 billion respectively. In addition, according to the annual report for the year ended 31 December 2020, the 2021 Annual Report and the 2022 Annual Report, the Group had a total capital expenditure of approximately RMB137.1 billion, RMB167.9 billion and RMB189.1 billion respectively for each of FY2020, FY2021 and FY2022 and net cash generated from operating activities (prepared in accordance with the IFRS) of approximately RMB168.5 billion, RMB225.2 billion and RMB116.3 billion in FY2020, FY2021 and FY2022. Such capital expenditure to net cash generated from operating activities ratio of around 81.4% for FY2020, around 74.6% for FY2021 and around 162.6% for FY2022 further implied the necessity of the Company to obtain further financing on its capital expenditure for business development. Furthermore, according to the 2022 Annual Report, the Group had a planned capital expenditure of RMB165.8 billion for 2023. We have discussed and understand from the Management that the Group’s demand for funding is relatively large, capital expenditure has been consistently high in recent years and given the size and scale of the Group’s business operations, working capital needs are also relatively significant.
Based on our understanding, the Group has been predominately funding its business operations and working capital requirements as well as capital expenditure needs including for its projects by way of internal resources, bank borrowings and issuing debts. We note the Group’s liability-to-asset ratio has been gradually increasing over the years.
We noted from our review of the Reports, the Group reported cash and cash equivalents and time deposits with financial institutions balance of approximately RMB222.0 billion and approximately RMB145.1 billion as at 31 December 2021 and 31 December 2022 respectively, which represented a decrease of approximately 34.6%. We have discussed and understand from the Management that the Group’s cash is mainly earmarked for working capital purposes and capital expenditure. In this respect, we would also concur that funding from other sources is required to ensure continued business development and ongoing investments of the Group, including that of new projects as described above.
Having considered the above, in particular, the Group has a genuine funding need for its business operations for the purpose of satisfying capital expenditure and the Proposed Issuance of A Shares can provide it with new funding for its operations and capital expenditure that would be considered as beneficial to improving the Group’s capital structure, and financial risk resistance, we consider the entering into of the Subscription Agreement fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

2.2	Financing alternatives
Based on our understanding, the Company has also considered the possibility of a rights issue or an open offer exercise as a possible funding source for the required RMB12 billion proceeds. However, the Company opt to proceed with the Proposed Issuance of A Shares considering, in particular (i) the Company is dually listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, a rights issue or an open offer exercise will require a relatively lengthy process and potentially more significant administrative costs; (ii) the possible need of having to offer a reasonable level of discount to Shareholders to incentivise participation rate; and (iii) the fact that the Proposed Issuance of A Shares in this case, which will raise the same amount of funding required with certainty. In addition, the Proposed Issuance of A Shares is also preferred over the use of rights issue or an open offer exercise for the purpose of raising the required RMB12 billion proceeds because as discussed in the section above under the heading “2.1 Reasons for the Subscription Agreement”, given A Shares of the Company is trading at a premium to H Shares of the Company (to be discussed in the section headed “4.1 Review of historical Shares closing prices” below), and the fact that China Petrochemical Corporation is subscribing for A Shares rather than H Shares means the Company is able to raise the required RMB12 billion proceeds with lesser dilution impact.
We also understand that the Company has considered procurement of additional bank borrowings and/or issuance of debt instruments as a possible funding source for the required RMB12 billion proceeds. Given the existing financial structure of the Group, the consistently high levels of capital expenditure in recent years, and the gradual increase in the liability-toasset ratio of the Company, and based on factors discussed in the section headed “2.1 Reasons for the Subscription Agreement”, we concur that the Proposed Issuance of A Shares would be a preferred method to raise the required RMB12 billion funding for the development of new projects. In addition, based on our discussion with the Company, we understand equity financing in general was preferred to raise the required RMB12 billion proceeds over debt financing in this case because equity financing is able to better facilitate the long-term nature of the projects.
We have also enquired the Management whether other potential investors were considered as subscribers. Based on our understanding, the Company has considered the possibility of issuances of Shares to other potential investors as a possible funding source for the required RMB12 billion proceeds. However, due to the uncertainties associated with time required to procure and approach suitable investors, the possible lengthy negotiations involved and in particular, the fact that the Company may have to provide the potential investors with a reasonable level of discount to its existing market prices to attract sufficient interests for the amount it intends to raise and that other potential investors may not agree to a longer than required lockup period as compared to the Subscriber, the Management considered the Proposed Issuance of A Shares to the Subscriber preferable.
In totality, after considering all the above, we concur that the Proposed Issuance of A Shares is in the interests of the Company and its shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

3.	Principal terms of the Subscription Agreement
3.1	Key terms of the Subscription Agreement
Date	24 March 2023

Parties	(1) The Company, as the issuer

(2) China Petrochemical Corporation, as the subscriber

Number of new A Shares to be issued
The Company shall issue under the 2021 General Mandate and China Petrochemical Corporation shall subscribe for 2,238,805,970 new A Shares, representing approximately 2.34% (not more than 20%) of the total number of A Shares in issue as at the date of the 2021 annual general meeting of the Company on which the 2021 General Mandate was approved and approximately 1.87% of the total number of Shares in issue as at the Latest Practicable Date. Pursuant to the regulatory requirements of the CSRC, the maximum number of new A Shares to be issued under the Proposed Issuance of A Shares shall be no more than 30% of the total number of Shares in issue immediately before completion of the Proposed Issuance of A Shares. The total gross proceeds to be raised from the Proposed Issuance of A Shares shall be no more than RMB12 billion (inclusive). Where there are any ex-rights or ex-dividend events such as distribution of dividend, bonus issue and capitalisation of capital reserve during the period from the Pricing Benchmark Date to the date of issuance of the A Shares pursuant to the Subscription Agreement that result in changes in the Issue Price, the number of A Shares to be issued under the Proposed Issuance of A Shares shall be adjusted accordingly, which shall be calculated by dividing the total gross proceeds to be raised (i.e. RMB12 billion) by the adjusted Issue Price. The final number of A Shares to be issued under the Proposed Issuance of A Shares shall be subject to the number of shares finally consented to be registered by the CSRC.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Pricing Benchmark Date, Subscription Price and pricing principles
According to the Administrative Measures for the Registration of the Issuance of Securities by Listed Companies, the issue price of issuance of A shares to target subscribers should not be lower than 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days preceding the Pricing Benchmark Date (the “Pricing Criteria”).

The Pricing Benchmark Date of the Proposed Issuance of A Shares is the date of the announcement regarding the Board resolutions approving the Proposed Issuance of A Shares published on the website of the Shanghai Stock Exchange, i.e. 27 March 2023. The Subscription Price shall be RMB5.36 per A Share, being the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days preceding the Pricing Benchmark Date (which is calculated by dividing the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Benchmark Date by the total trading volume of A Shares for the same period, and rounded up to the nearest two decimal places). The Subscription Price is more favourable than the minimum requirement under the Pricing Criteria.

For illustrative purposes only, the Subscription Price represents:

	(a)	a discount of approximately 3.60% to the closing price of RMB5.560 per A Share as quoted on the Shanghai Stock Exchange on the Latest Practicable Date;

(b)
a discount of approximately 2.90% to the average closing price of RMB5.520 per A Share as quoted on the Shanghai Stock Exchange for the five trading days immediately prior to the Latest Practicable Date;

(c)
a discount of approximately 3.75% to the average closing price of RMB5.569 per A Share as quoted on the Shanghai Stock Exchange for the ten trading days immediately prior to the date of the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Where there are any ex-rights or ex-dividend events such as distribution of dividend, bonus issue and capitalisation of capital reserve during the period from the Pricing Benchmark Date to the date of issuance of the A Shares pursuant to the Subscription Agreement, the Subscription Price shall be adjusted accordingly. The adjustment methods are set out as follows:

(1) In the event of distribution of dividend, the adjustment formula will be: P1 = P0 – D

(2) In the event of bonus issue or capitalisation of capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

(3) In the event that the events in (1) and (2) above were performed simultaneously, the adjustment formula will be: P1 = (P0 – D)/(1 + N)

where,

P1 represents the adjusted issue price;

P0 represents the issue price before adjustment;

D represents dividend per Share; and

N represents the number of Shares resulting from capitalisation of capital reserve to be issued for each Share or the number of bonus shares per Share.

In addition, pursuant to Rule 13.36(5) of the Hong Kong Listing Rules, the Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the Subscription Agreement (i.e. 24 March 2023), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of the Subscription Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

For illustrative purposes only and based on the central parity rate announced by the People’s Bank of China on the date of the Subscription Agreement (HK$1=RMB0.87107), the A Share Subscription Price represents:

(a)
a premium of approximately 31.21% over the closing price of HK$4.690 per H Share (equivalent to approximately RMB4.085 per H Share) as quoted on the Stock Exchange on the date of the Subscription Agreement; and

(b)
a premium of approximately 28.91% over the closing price of HK$4.774 per H Share (equivalent to approximately RMB4.158 per H Share) as quoted on the Stock Exchange for the five trading days immediately prior to the date of the Subscription Agreement.

Despite any subsequent corporate events which may lead to an adjustment in the Subscription Price, the Company will take all actions in its power to monitor and control these corporate events so as to ensure that (i) the final Subscription Price is higher than HK$3.8192, being a discount of 20% of the higher of the above-mentioned benchmark prices; and (ii) the number of new A Shares to be issued will not exceed the maximum number of A Shares to be issued under the 2021 General Mandate (being 19,111,554,209 A Shares) and 30% of the total number of Shares in issue immediately before completion of the Proposed Issuance of A Shares. If any corporate event may cause the Proposed Issuance of A Shares to fail to meet the above-mentioned requirements, the Company will recomply with the Hong Kong Listing Rules where necessary.

After satisfaction of all the conditions precedent stipulated in the Subscription Agreement, China Petrochemical Corporation shall subscribe for the A Shares issued by the Company in accordance with the Subscription Agreement and make payment for such subscription in cash in one lump sum into the designated bank account on or before the designated payment date stipulated in the payment notice of the subscription.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Lock-up period	The new A Shares to be subscribed by China Petrochemical Corporation shall not be transferred within thirty-six (36) months from the completion date of the Proposed Issuance of A Shares.

If the CSRC and/or the Shanghai Stock Exchange have different views on the above lock-up period arrangement, China Petrochemical Corporation agrees to revise and implement the above lock-up arrangement in accordance with the opinions of the CSRC and/or the Shanghai Stock Exchange.

Liability for breach of contract
The breach of obligations, undertakings, representations and warranties under the Subscription Agreement by any party thereto shall constitute a breach of the Subscription Agreement. If the Subscription Agreement fails to be performed in full, in part or in a timely manner due to the breach of the defaulting party, the defaulting party shall be liable for the losses caused to the non-defaulting party as a result.

After the Subscription Agreement becomes effective, if China Petrochemical Corporation fails to pay the total Subscription Price in a timely manner and in full in accordance with the Subscription Agreement due to China Petrochemical Corporation’s fault, China Petrochemical Corporation shall pay to the Company damages at 1% of the amount due and unpaid. If the damages are insufficient to cover the losses suffered by the Company as a result, China Petrochemical Corporation shall also compensate the Company for the actual losses sustained or incurred by the Company.

If the registration procedures for the new A Shares held by China Petrochemical Corporation cannot be completed due to the Company’s fault, the Company shall compensate China Petrochemical Corporation for the actual losses incurred by China Petrochemical Corporation as a result.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Any party who fails to perform in full or in part its obligations under the Subscription Agreement due to force majeure shall not be liable for breach, but such party shall take all necessary practicable remedial measures to reduce the losses caused, otherwise it shall be liable for breach for the enlarged part of the other party’s losses.

3.2	Conditions precedent
The Subscription Agreement shall take effect after being executed by the legal or authorised representatives, as well as the satisfaction of the following conditions:
(1)	the Subscription Agreement and the Proposed Issuance of A Shares having been approved by the Board and at the AGM;
(2)	the Proposed Issuance of A Shares having been approved by the relevant stateowned assets supervision bodies; and
(3)	the Proposed Issuance of A Shares having been considered and approved by the Shanghai Stock Exchange and consented for registration by the CSRC.
In the event that any of the aforementioned conditions is not satisfied, the Subscription Agreement shall terminate automatically.
As at the Latest Practicable Date, save for condition (1) above has been partly satisfied in that the Board has approved the Subscription Agreement and the Proposed Issuance of A Shares and condition (2) above has been satisfied, the remaining conditions have not been satisfied.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

4.	Evaluation of the principal terms of the Subscription Agreement
4.1	Review of historical Shares closing prices
The following share price chart illustrates the daily closing price of the A Shares and H Shares (translated to RMB per H Share for comparison purposes) as quoted on the Shanghai Stock Exchange and the Hong Kong Stock Exchange respectfully, during the period from 1 January 2022 up to and including the Latest Practicable Date (the “Review Period”) against the Issue Price of RMB5.36 per A Share. We consider the Review Period to be sufficient in reflecting the recent trading pattern of the Shares.
Source: Bloomberg
Note:	The exchange rate is based on the central parity rate announced by the People’s Bank of China on the date of the Subscription Agreement (HK$1=RMB0.87107)
For illustrative purposes, the Issue Price of RMB5.36 per A Share represents:
(a)
a premium of approximately 31.21% over the closing price of HK$4.690 per H Share (equivalent to approximately RMB4.085 per H Share) as quoted on the Stock Exchange on the date of the Subscription Agreement;

(b)
a premium of approximately 28.91% over the average closing price of HK$4.774 per H Share (equivalent to approximately RMB4.158 per H Share) as quoted on the Stock Exchange for the five trading days immediately prior to the date of the Subscription Agreement;

(c)	a discount of approximately 2.90% to the closing price of RMB5.520 per A Share as quoted on the Shanghai Stock Exchange on the date of the Subscription Agreement;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

(d)
a discount of approximately 5.13% to the average closing price of RMB5.650 per A Share as quoted on the Shanghai Stock Exchange for the five trading days immediately prior to the date of the Subscription Agreement;

(e)	a discount of approximately 3.60% to the closing price of RMB5.560 per A Share as quoted on the Shanghai Stock Exchange on the Latest Practicable Date;
(f)
a discount of approximately 2.90% to the average closing price of RMB5.520 per A Share as quoted on the Shanghai Stock Exchange for the five trading days immediately prior to the Latest Practicable Date; and

(g)
a discount of approximately 3.75% to the average closing price of RMB5.569 per A Share as quoted on the Shanghai Stock Exchange for the ten trading days immediately prior to the Latest Practicable Date.

We note from the chart above that, during the Review Period, the closing price of the A Shares fluctuated between RMB3.98 and RMB5.70 per A Share, with an average closing price of approximately RMB4.39 per A Share. Besides, H Shares of the Company fluctuated between HK$3.10 and HK$4.90 (equivalent to RMB2.70 and RMB4.27 per H Share, with an average closing price of approximately HK$3.82 (equivalent to RMB3.33) per H Share. Furthermore, according to the Company’s circular dated 31 March 2022 and the announcement of the Company dated 29 December 2022, the Company has conducted Shares repurchases since 21 September 2022 to safeguard the value of the Company and the interests of its shareholders and it was noted, the closing price of A and H Shares had respectively improved from RMB4.25 to RMB4.36 and HK$3.45 and HK$3.77 (equivalent to RMB3.01 and RMB3.28) between 21 September 2022 and 30 December 2022. Moreover, the Company has also announced in both 2021 and 2022 that the Subscriber increased its shareholding interest in the Company by way of on-market acquisitions and in order to demonstrate the Subscriber’s confidence in the Company’s future development prospects, the Subscriber also had plans to further increase its shareholding in the Company by way of on-market acquisitions, which have been considered supportive to the Company’s trading performance. In addition, we note from the Share price chart that the recent Share prices of both the A Shares and H Shares were trading at a recent year high of RMB5.70 and HK$4.90 respectively in mid and late March 2023. Given the A Shares have been trading above the H Shares during the Review Period, the Subscriber’s RMB12 billion capital investment to the Company by way of subscription of A Shares under the Proposed Issuance of A Shares will result in less dilution to the percentage interest of the existing public Shareholders as compared to H Shares subscription. Further, it is noted that the Issue Price is within the range of the closing prices of the A Shares during the Review Period and represents premium of approximately 22.10% over the average closing price of the A Shares during the Review Period and the Issue Price is also at a premium of approximately 25.53% over the highest closing prices of H Shares throughout the Review Period. In this respect, we consider the Issue Price to be fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

4.2	Comparable companies
In further assessing the Issue Price, we have conducted price-to-earnings ratio (the “PER”) and price-to-book ratio (the “PBR”) analysis with comparable companies. We consider the use of PER and PBR to be a suitable valuation methodology as it is a common financial analysis tool used to evaluate companies with a proven track record and positive net asset value. In identifying comparable companies, we have considered companies: (i) with shares listing on the stock exchanges in the PRC; (ii) which are principally engaged in integrated energy services including but not limited to, exploration/production and distribution services for crude oil, natural gas and/or refined petroleum products; and (iii) with the latest market capitalisation ranging between ±75% of the Company’s market capitalisation as at the Latest Practicable Date. In this respect, we have identified two comparable entities (the “Comparable Companies”), namely PetroChina Company Limited (“PetroChina”) (stock codes: 857.HK and 601857.SH) and CNOOC Limited (“CNOOC”) (stock codes: 883.HK and 600938.SH) with criteria as stated above.
Set out in the table below are the details of the Comparable Companies and their respective  PER and PBR:
Company Name	Closing price per A share	Earnings per share	Net asset value attributable to owners of the equity per share	PER	PBR
	RMB	RMB	RMB	times	times
	(Note 1)	(Note 2)	(Note 2)	(Note 2)	(Note 2)
PetroChina	6.00	0.82	7.48	7.32	0.80
CNOOC	17.64	3.03	12.55	5.82	1.41
The Company:–			Average	6.57	1.11
As at the Latest Practicable Date	5.56	0.547	6.545	10.16	0.85
Based on the Issue Price	5.36	0.547	6.545	9.80	0.82

Source: Website of the Hong Kong Stock Exchange, Bloomberg
Notes:
1.	The A share price of the Comparable Companies is based on their respective A share closing price per share as at the Latest Practicable Date.
2.
PER and PBR of the Comparable Companies are calculated based on the earnings per share of the relevant Comparable Companies and net asset value attributable to owners per share of the relevant Comparable Companies as published in their respective latest financial reports/results prepared in accordance with the International Financial Reporting Standards and the respective A share price as at the Latest Practicable Date.

3.	The exchange rate is based on the central parity rate announced by the People’s Bank of China on the date of the Subscription Agreement (HK$1=RMB0.87107).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

As shown in the table above, the PER of the Comparable Companies ranged from around 5.82 times to 7.32 times with an average of around 6.57 times. The PER of the Company represented by the Issue Price of around 9.80 times is higher than the average and the maximum of the PER of the Comparable Companies, which is considered favourable. PBR of the Comparable Companies ranged from around 0.80 times to 1.41 times with an average of around 1.11 times. The PBR of the Company represented by the Issue Price of around 0.82 times is within the range which is considered in line with the market. We also noted that the PBR of the Company as represented by the market price has recently reached the highest level during the Review Period in view of the recent increase in A Share price. Based on the above, we consider the Issue Price fair and reasonable.
4.3	Comparable issuances
To further assess the fairness and reasonableness of the Issue Price and the lock-up period, we have conducted our independent research based on comparable analysis through identifying non-public issuances of A shares by companies listed on the Shanghai Stock Exchange (excluding companies under prolonged suspension or debt restructuring), which have been initially announced with details on the terms of the issuances by way of announcement(s) published and completed during the period from 1 January 2022 up to and including date of Subscription Agreement (being 24 March 2023). We consider the review period chosen to be fair and reasonable as it reflects the prevailing market environment at the time of entering into the Subscription Agreement. Based on the aforementioned criteria, on a best effort basis, we have noted and reviewed 29 non-public issuances of A shares (together as the “Comparable Issues”).
Notwithstanding that the subject companies constituting the Comparable Issues may have different principal activities, market capitalisation, profitability and financial position as compared with those of the Company, and different reasons for their respective fund-raising activities, we would still consider, in light of our selection criteria, capturing recent non-public issues of A shares by listed companies (or their subsidiaries) under similar market conditions and sentiments can provide Shareholders with a broad perspective of recent market trend of this type of transaction which is similar to that of the Proposed Issuance of A Shares proposed by the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Date of announcement	Company	Stock code (A share/H share)	Subscriber(s)	Lock-up Period	Issue price determination basis		Discount (Note 1)
					Not less than 80% of the 20-day average trading price of the A-shares immediately preceding the price benchmark date	Optional Pricing Criteria (as defined below)

11 Aug 2022	Hainan Airlines Holding Co., Ltd.	600221.SH; 900945.SH	The controlling shareholder of the company (upon completion)	36 months	Yes	No	20%

4 Aug 2022	Zhejiang Jiuzhou Pharmaceutical Co., Ltd.	603456.SH	No more than 35 specific subscribers	6 months	Yes	No	4%

2 Aug 2022	Air China Limited	601111.SH; 753.HK	No more than 35 specific subscribers, including the controlling shareholder of the company	18 months for the controlling shareholder of the company and 6 months for other subscribers	Yes	Yes	17%

20 Jul 2022	Jinko Power Technology Co., Ltd.	601778.SH	No more than 35 specific subscribers	6 months	Yes	No	15%

27 Jun 2022	Shanghai Shyndec Pharmaceutical Co., Ltd.	600420.SH	The controlling shareholder of the company	18 months	Yes	Yes	9%

27 May 2022	Hunan Haili Chemical Industry Co., Ltd.	600731.SH	No more than 35 specific subscribers, including the controlling shareholder of the company	18 months for the controlling shareholder of the company and 6 months for other subscribers	Yes	Yes	7%

23 May 2022	Suzhou MedicalSystem Technology Co., Ltd.	603990.SH	The controlling shareholder of the company	18 months	Yes	Yes	19%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Date of announcement	Company	Stock code (A share/H share)	Subscriber(s)	Lock-up Period	Issue price determination basis		Discount (Note 1)
					Not less than 80% of the 20-day average trading price of the A-shares immediately preceding the price benchmark date	Optional Pricing Criteria (as defined below)

23 May 2022	Zhejiang Goldensea Hi-Tech Co., Ltd.	603311.SH	No more than 35 specific subscribers	6 months	Yes	Yes	16%

23 May 2022	Riyue Heavy Industry Co., Ltd.	603218.SH	2 substantial shareholders of the company	18 months	Yes	No	19%

20 May 2022	Power Construction Corporation of China, Ltd.	601669.SH	No more than 35 specific subscribers	6 months	Yes	Yes	14%

19 May 2022	Hoshine Silicon Industry Co., Ltd	603260.SH	2 substantial shareholders of the company	18 months	Yes	No	20%

11 May 2022	Yuancheng Environment Co., Ltd.	603388.SH	No more than 35 specific subscribers	6 months	Yes	No	18%

10 May 2022	China Eastern Airlines Corporation Limited	600115.SH; 670.HK	No more than 35 specific subscribers, including the controlling shareholder of the company	18 months for the controlling shareholder of the company and 6 months for other subscribers	Yes	Yes	19%

5 May 2022	Shanghai Aiko Solar Energy Co., ltd.	600732.SH	The controlling shareholder of the company	36 months	Yes	No	20%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Date of announcement	Company	Stock code (A share/H share)	Subscriber(s)	Lock-up Period	Issue price determination basis		Discount (Note 1)
					Not less than 80% of the 20-day average trading price of the A-shares immediately preceding the price benchmark date	Optional Pricing Criteria (as defined below)

8 Apr 2022	Hefei Taiho Intelligent Technology Group Co., Ltd.	603656.SH	No more than 35 specific subscribers	6 months	Yes	No	16%

7 Apr 2022	Chimin Health Management Co., Ltd.	603222.SH	No more than 35 specific subscribers	6 months	Yes	No	17%

31 Mar 2022	Beiqi Foton Motor Co., Ltd.	600166.SH	The controlling shareholder of the company	36 months	Yes	No	20%

25 Mar 2022	Sinochem International Corporation	600500.SH	No more than 35 specific subscribers, including the controlling shareholder of the company	18 months for the controlling shareholder of the company and 6 months for other subscribers	Yes	Yes	17%

25 Mar 2022	Wuxi Paike New Materials And Technology Co., Ltd.	605123.SH	No more than 35 specific subscribers	6 months	Yes	No	5%

9 Mar 2022	Zhejiang Ausun Pharmaceutical Co., Ltd.	603229.SH	No more than 35 specific subscribers	6 months	Yes	No	17%

7 Mar 2022	TDG Holding Co., Ltd.	600330.SH	No more than 35 specific subscribers	6 months	Yes	No	15%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Date of announcement	Company	Stock code (A share/H share)	Subscriber(s)	Lock-up Period	Issue price determination basis		Discount (Note 1)
					Not less than 80% of the 20-day average trading price of the A-shares immediately preceding the price benchmark date	Optional Pricing Criteria (as defined below)

28 Feb 2022	Xinjiang Qingsong Building Materials And Chemicals (Group) Co., Ltd.	600425.SH	The controlling shareholder of the company	36 months	Yes	No	19%

25 Feb 2022	Pci Technology Group Co., Ltd.	600728.SH	No more than 35 specific subscribers	6 months	Yes	No	20%

23 Feb 2022	Ningbo Yunsheng Co., Ltd.	600366.SH	No more than 35 specific subscribers, including a connected person of the company	36 months for the connected person of the company and 6 months for other subscribers	Yes	No	5%

15 Feb 2022	NYOCOR Company Limited	600821.SH	No more than 35 specific subscribers	6 months	Yes	Yes	11%

26 Jan 2022	Seres Group Co., Ltd. (Formerly known as: Chongqing Sokon Industrial Group Co., Ltd)	601127.SH	No more than 35 specific subscribers	6 months	Yes	No	19%

24 Jan 2022	Xiangtan Electric Manufacturing Co., ltd.	600416.SH	No more than 35 specific subscribers	6 months	Yes	No	19%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Date of announcement	Company	Stock code (A share/H share)	Subscriber(s)	Lock-up Period	Issue price determination basis		Discount (Note 1)
					Not less than 80% of the 20-day average trading price of the A-shares immediately preceding the price benchmark date	Optional Pricing Criteria (as defined below)

24 Jan 2022	Shanghai Tianyang Hotmelt Adhesives Co., Ltd.	603330.SH	No more than 35 specific subscribers, including the controlling shareholder of the company	18 months for the controlling shareholder of the company and 6 months for other subscribers	Yes	No	19%

21 Jan 2022	Chengdu Xuguang Electronics Co., Ltd.	600353.SH	No more than 35 specific subscribers, including the controlling shareholder of the company	18 months for the controlling shareholder of the company and 6 months for other subscribers	Yes	No	5%

	The Company		Controlling Shareholder	36 months	Yes	No	0%

Source: Website of the Shanghai Stock Exchange, Bloomberg
Note:
1.
The discount is based on the respective Comparable Issue’s issue price as at its respective price benchmark date and its average share closing price of the 20 trading days (using dollar value turnover and trading volume) immediately preceding the price benchmark date. Share closing prices were derived from Bloomberg and issue price as at price benchmark date of the Comparable Issues are based on respective relevant published announcements.

We note from the table above that 15 out of the total 29 Comparable Issues involved issue of A shares to controlling/substantial shareholders/connected person(s), which are similar to the Proposed Issuance of A Shares and therefore, it is not an uncommon practice to involve connected persons in non-public issuance of A shares in the market.
Furthermore, we also note from the table above that the price as of the price benchmark date for all of the 29 Comparable Issues represented a discount to its respective average trading price for the period of last 20 trading days immediately preceding the price benchmark date (“Comparable Discounts”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

According to Measures for the Administration of the Issuance of Securities by Listed Companies (《上市公司證券發行註冊管理辦法)》) promulgated by CSRC at 17 February 2023, the issue price of issuance of A shares to target subscribers should not be lower than 80% of the average trading price for the period of last 20 trading days preceding the price benchmark date (the “Basic Pricing Criteria”) and as such, primarily pricing basis for all of the Comparable Issues were based on the Basic Pricing Criteria. Though we note that 9 of the 29 Comparable Issues had involved an optional criteria in addition to the Basic Pricing Criteria, which was the issue price being benchmarked to also the audited net asset value attributable to the ordinary shareholders of the company per share (the “Optional Pricing Criteria”). However, we are confirmed by the legal advisers of the Company that such Optional Pricing Criteria is not a mandatory requirement in the case of issuance of shares to controlling shareholders similar to the Proposed Issuance of A Shares and was therefore only adopted by a few Comparable Issues.
As such, in view of the reasons including that (i) the pricing basis for arriving at the Issue Price is in full compliance with the Basic Pricing Criteria and the applicable regulatory requirements and is in line with the Comparable Issues; and (ii) most importantly, the Issue Price of the Proposed Issuance of A Shares is equivalent to the average trading price of the A Shares for the period of last 20 trading days preceding the Price Benchmark Date which is considered better than the minimum requirement under the Basic Pricing Criteria and is better than the Comparable Discounts as discussed above, we are of the view that the pricing basis for arriving at the Issue Price is in line with the market practice and accordingly, is considered reasonable.
We also noted that the use of “lock-up” mechanism is common amongst the Comparable Issues and the range of lock-up periods of the Comparable Issues is between 6 months to 36 months. Since the Proposed Issuance of A Shares imposes a lock-up period requirement of 36 months to the Subscriber which is at the top end of the lock-up periods under the Comparable Issues and exceed the relevant regulatory requirements of no less than 18 months,we are therefore of the view that such lock-up period is reasonable.
In light of the above, we are of the view that key terms of the Proposed Issuance of A Shares, including the Issue Price and lock-up period, are fair and reasonable and in line with the general market.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

5.	Effect on the shareholding structure of the Company
As disclosed in the letter from the Board of the Circular, the shareholding structure of the Company (i) as at the Latest Practicable Date and (ii) immediately after the completion of the Proposed Issuance of A Shares (assuming that a total of 2,238,805,970 A Shares will be issued under the Proposed Issuance of A Shares and there will be no other change in the number of issued Shares in the Company until the completion of the Proposed Issuance of A Shares):

	As at the Latest Practicable Date		Immediately after the completion of the Proposed Issuance of A Shares
	Number of Shares	As a percentage of the total issued Shares	Number of Shares	As a percentage of the total issued Shares
Name of Shareholders

A Shares
China Petrochemical Corporation	80,572,167,393	67.20%	82,810,973,363	67.80%
Public A Shareholders	14,543,303,653	12.13%	14,543,303,653	11.91%
Total issued A Shares	95,115,471,046	79.33%	97,354,277,016	79.71%

H Shares
Sinopec Century Bright Capital Investment Ltd. (Note 1)	767,916,000	0.64%	767,916,000	0.63%
Public H Shareholders	24,013,020,600	20.03%	24,013,020,600	19.66%
Total issued H Shares	24,780,936,600	20.67%	24,780,936,600	20.29%

Total issued Shares	119,896,407,646	100%	122,135,213,616	100%

Note 1:	Sinopec Century Bright Capital Investment Ltd. Is a wholly-owned subsidiary of China Petrochemical Corporation.
As shown in the table above and assuming the completion of the Subscription Agreement, including the Proposed Issuance of A Shares, the shareholding in the Company held by the Independent Shareholders will be diluted and reduced by approximately 0.37% from 32.16% to 31.57%.
Although the shareholding interest of the existing Independent Shareholders will be diluted, considering (i) the reasons for the Subscription Agreement as discussed under the section under “2. Reasons for the Subscription Agreement” above; and (ii) the terms of the Subscription Agreement, including the Subscription Price, being fair and reasonable as discussed under sections headed “4. Evaluation of the principal terms of the Subscription Agreement” above, we are of the view that the dilution effect of around 0.59% on the shareholding of the Independent Shareholders is acceptable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

6.	Financial effects of the Company
As disclosed in the letter from the Board in the Circular, gross proceeds to be received by the Company from the Proposed Issuance of A Shares is approximately RMB12 billion. Immediately upon completion of the Proposed Issuance of A Shares, it is expected that the cashflow of the Group will be increased with the amount of the net proceeds of the Proposed Issuance of A Shares to be received by the Company.
Immediately upon completion of the Proposed Issuance of A Shares it is expected that net assets of the Group will also be enhanced as the new A Shares to be issued will be accounted for as equity in the consolidated accounts of the Group and accordingly, the Group’s liability-to-asset ratio of approximately 51.91% as at 31 December 2022 is expected to decrease immediately after completion of the Proposed Issuance of A Shares.
As further disclosed in “Feasibility report on the use of proceeds raised from the Proposed Issuance of A Shares” in Appendix II to the Circular, after the proceeds are available, the total share capital of the Company will increase, and since it will take time for the benefits of the fundraising through the Proposed Issuance of A Shares can be reflected, there is a risk that the financial indicators such as earnings per share of the Company may, in the short term, be diluted. However, with the implementation of the aforementioned projects to be funded with the net proceeds raised and the realization of benefits, the Management expects that the Company’s business development strategy will gain strong support and the Company’s long-term profitability will be effectively enhanced.
On the above basis, the Directors consider and we concur, that the financial position of the Group is expected to be strengthened after completion of the Proposed Issuance of A Shares.
It should be noted that the aforementioned analysis is for illustrative purpose only and do not purport to represent how the financial position/results of the Group will be upon completion of the Proposed Issuance of A Shares.
7.	Discussion
Having considered, in particular:
(i)
the reasons for the Subscription Agreement as outlined in the sub-section headed “2.1 Reasons for the Subscription Agreement”, including but not limited to, that the Proposed Issuance of A Shares can provide new funding for the Group’s business operations;

(ii)
as discussed in sub-section headed “2.2 Financing alternatives” above, the Proposed Issuance of A Shares is considered one of the most appropriate and efficient means for the Group to raise funds among other fund-raising alternatives for the moment;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

(iii)
principal terms of the Proposed Issuance of A Shares, including but not limited to, the Issue Price and lock-up period, are fair and reasonable and are in line with the market as discussed in the section headed “4. Evaluation of the principal terms of the Subscription Agreement”; and

(iv)
as discussed in section headed “6. Financial effects of the Company” above, the Proposed Issuance of A Shares is expected to improve, in particular, the cashflow and the liability-to-asset position of the Group upon completion of the Proposed Issuance of A Shares, we are of the view that the terms of the Proposed Issuance of A Shares are fair and reasonable and in the interest of the Company and its Shareholders as a whole.
RECOMMENDATION
Having considered of the above principal factors and reasons, we consider that, though the Subscription Agreement is not in the ordinary and usual course of the business of the Company, terms of the Subscription Agreement and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and is in the interest of the Company and its Shareholders as a whole. We therefore advise that the Independent Shareholders, and the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the ordinary resolution to be proposed at the AGM.
Yours faithfully, for and on behalf of
SOMERLEY CAPITAL LIMITED
Lyan Tam
Director

Ms. Lyan Tam is a licensed person registered with the Securities and Futures Commission and as a responsible officer of Somerley to carry out Type 6 (advising on corporate finance) regulated activities under the SFO and has over 20 years of experience in corporate finance industry.

APPENDIX I	DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES

China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) is a company listed on the main board of the Shanghai Stock Exchange. In order to meet the capital needs of the Company’s business development and enhance the Company’s capital strength and profitability, the Company has prepared a demonstration and analysis report on the plan of the issuance of A Shares to Target Subscribers in 2023 in accordance with the Company Law of the People’s Republic of China (《中華人民共和國公司法》), the Securities Law of the People’s Republic of China (《中華人民共和國證券法》) and the Administrative Measures for the Registration of the Issuance Securities by Listed Companies (《上市公司證券發行註冊管理辦法》) (the “Administrative Measures for Registration”) and other relevant laws, administrative regulations, departmental regulations, normative documents and the Articles of Association.
Unless otherwise specified in this demonstration and analysis report, the relevant terms have the same meaning as those in the Proposal for the Issuance of A Shares to Target Subscribers in 2023 of China Petroleum & Chemical Corporation (《中國石油化工股份有限公司2023年度向特定對象發行A股股票預案》).
I.	SECURITIES TO BE ISSUED AND NECESSITY OF SELECTION OF THE TYPE OF SECURITIES IN THE ISSUANCE
(I)	Type and par value of securities to be issued
The type of Shares to be issued is domestically listed domestic Shares (A Shares), with a par value of RMB1.00 each.
(II)	Necessity of selection of the type of securities in the Issuance
1.
The Company adopts the method of issuing shares to target subscribers in the Issuance, and the controlling Shareholder of the Company will subscribe for all the Shares to be issued, rendering higher issuance efficiency and certainty, and offering better protection to the rights and interests of all Shareholders, especially minority Shareholders

The Company adopts the method of issuing shares to target subscribers in the Issuance, and China Petrochemical Corporation, the controlling Shareholder, will subscribe for all the A Shares to be issued at the average trading price of the A Shares in the 20 trading days preceding the Pricing Benchmark Date, reflecting China Petrochemical Corporation’s resolution and confidence to strongly support the high-quality transformation and development of the Company. China Petrochemical Corporation, the controlling Shareholder, has a solid financial status, which can better guarantee the provision of subscription funds, and thus the issuance of Shares to target subscribers by the Company features greater certainty and higher issuance efficiency.

APPENDIX I	DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES

The Administrative Measures for Registration stipulates that when a listed company issues shares to target subscribers, the issue price shall not be less than 80% of the average trading price of the company’s shares in the 20 trading days preceding the pricing benchmark date; if the board of directors of a listed company resolves to determine all the target subscribers in advance, and the target subscribers are the controlling shareholders, the shares subscribed for by the target subscribers shall not be transferred within 18 months from the date of closing of the issuance. The Issue Price determined by the Company in the Issuance Plan is the average trading price of A Shares in the 20 trading days preceding the Pricing Benchmark Date, and the target subscribers shall be subject to the lock-up period of 36 months. The Issue Price and lock-up period for the target subscribers set out in the Issuance Plan offer better protection to the rights and interests of all Shareholders, especially minority Shareholders.
2.	Equity financing is conducive to balancing the dual goals of long-term and robust development and enhancing its capacity to resist financial risk
Equity financing fares better in terms of long-term planning and synergy, which is conducive to the Company’s better implementation of the projects to be financed with the proceeds, achieving the dual goals of balanced long-term and robust development and enhanced capacity to resist financial risk, so as to better align with and support the realisation of the Company’s strategic goals. The sustained development of the Company’s businesses and the ongoing implementation of the projects financed with the proceeds will help eliminate the dilutive impact of the newly increased share capital from the Issuance on the current returns and protect the interests of the existing Shareholders of the Company.
On the other hand, in order to seize the opportunities for transformation and development, the Company’s capital expenditure has been consistently high in recent years and the debt ratio has also increased. The Company is characterised by its diversely enriched business matrix and a relatively high demand for daily working capital. Selection of equity financing is conducive to further optimising its capital structure and protecting the interests of all Shareholders in the long run.
In view of the above, it is necessary for the Company to issue Shares to target subscribers and is appropriate for the Company to select such financing method at this stage.
II.	APPROPRIATENESS OF THE SCOPE, NUMBER AND CRITERIA FOR THE SELECTION OF TARGET SUBSCRIBERS
(I)	Appropriateness of the scope for the selection of target subscribers
The target subscriber in the Issuance is China Petrochemical Corporation, the controlling Shareholder of the issuer, and the target subscriber has subscribed for all the A Shares to be issued in cash. The scope for the selection of target subscribers is in compliance with the relevant provisions of the Administrative Measures for Registration and other laws and regulations, and therefore the scope for the selection is appropriate.

APPENDIX I	DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES

Moreover, in order to support the transformation, upgrading and development of the Company, the Subscription Price made by China Petrochemical Corporation is the average trading price of A Shares in the 20 trading days preceding the Pricing Benchmark Date, while the other investors generally require that the issue price shall be discounted to the average trading price of A Shares in the 20 trading days preceding the Pricing Benchmark Date, thus such selection of the target subscriber offers better protection to the interests of the Company and minority Shareholders.
(II)	Appropriateness of the number of target subscribers
The A Shares will be issued to one target subscriber, namely China Petrochemical Corporation, the controlling Shareholder of the issuer, which is in compliance with the limit on the number of target subscribers of not exceeding 35 under the requirements of the CSRC and other securities regulatory authorities, and therefore the number of target subscribers is appropriate.
(III)	Appropriateness of the criteria for the selection of target subscribers
The target subscribers in the Issuance shall have appropriate abilities to identify and bear risks, and shall have corresponding capital strength. The target subscriber is in compliance with the relevant provisions of the Administrative Measures for Registration and other laws and regulations, and the criteria for the selection of target subscribers is appropriate.
In view of the above, the scope, number and criteria for the selection of target subscribers are reasonable and in compliance with the requirements of relevant laws and regulations.

APPENDIX I	DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES

III.	REASONABLENESS OF THE PRINCIPLES, BASIS, METHODS AND PROCEDURES FOR THE PRICING OF THE ISSUANCE
(I)	Principles and basis for the pricing of the Issuance
According to Article 56 of the Administrative Measures for Registration, “When a listed company issues shares to a specific subscriber, the issue price shall be no less than eighty percent of the average price of the Company’s shares for the twenty trading days prior to the pricing benchmark date”; Article 57, “When the board of directors of a listed company resolves to determine all the target subscribers in advance, and if the target subscriber falls within any of the following circumstances, the pricing benchmark date can be the announcement date of the resolution of the board of directors on the issuance of shares, the announcement date of the resolution of the general meeting or the first day of the issue period: (I) the controlling shareholder of the listed company, the actual controller or its controlled associates”.
The Pricing Benchmark Date of the issuance of A Shares is the date of the announcement of the resolution of the fifteenth meeting of the eighth session of the Board of the Company. The issue price of the Shares to be issued to the target subscriber is the average price of A Shares in the 20 trading days prior to the Pricing Benchmark Date (the result is rounded up to the nearest two decimal places).
Average trading price of A Shares in the 20 trading days preceding the Pricing Benchmark Date = Total trading amount of Shares in the 20 trading days preceding the Pricing Benchmark Date/Total trading volume of Shares in the 20 trading days prior to the Pricing Benchmark Date. The Issue Price will be adjusted accordingly if there occurs any ex-right or ex-dividend event (such as distribution of dividend, bonus issue or capitalisation of capital reserves) from the Pricing Benchmark Date to the issue date.
According to the above pricing principles, the price of A Shares to be issued by the Company to the target subscriber is RMB5.36 per Share, which can better protect the rights and interests of all Shareholders, especially minority Shareholders.
The pricing principles and basis of the Issuance are in line with the relevant provisions of the Administrative Measures for Registration and other laws and regulations, and the pricing principles and basis of the Issuance are reasonable.
(II)	Methods and procedures for the pricing of the Issuance
The pricing methods and procedures of the Issuance are in compliance with the relevant provisions of the Administrative Measures for Registration and other laws and regulations. The Company has held a Board meeting and disclosed the relevant announcements on the website of the stock exchange and through information disclosure media which are qualified under the requirements stipulated by the CSRC, and will be submitted to the Company’s general meeting for consideration.

APPENDIX I	DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES

The pricing methods and procedures of the Issuance are in compliance with the relevant provisions of the Administrative Measures for Registration and other laws and regulations, and the pricing methods and procedures of the Issuance are reasonable.
In view of the above, the principles, basis, methods and procedures of the pricing of the Issuance are reasonable and in compliance with the requirements of relevant laws and regulations.
IV.	FEASIBILITY OF THE ISSUANCE METHOD
(I)	The method of the Issuance is in compliance with laws and regulations
1.	The Issuance complies with the issuance conditions stipulated by the Securities Law
The Issuance of the Company is not conducted through advertisement, public inducement or other disguised public manner, and complies with the provisions of Paragraph 3, Article 9 of the Securities Law.
2.	The Company does not fall under any of the circumstances where no securities shall be issued to target subscribers as specified in Article 11 of the Administrative Measures for Registration:
(1)	The use of proceeds previously raised has been changed without permission and fail to rectify or obtain approval of Shareholders at the general meeting;
(2)
The preparation and disclosure of financial statements for the most recent year do not comply with the Accounting Standards for Business Enterprises or relevant information disclosure rules in material respects; an audit report with adverse opinions or disclaimer of opinion is issued for the financial statements for the most recent year; and an audit report with qualified opinions is issued for the financial statements for the most recent year, and the material adverse impact of the matters involved in the qualified opinion on the listed company has not been eliminated;

(3)
The incumbent Directors, supervisors and senior management have been subject to administrative penalties imposed upon by the CSRC within the most recent three years or have been publicly condemned by the stock exchange within the most recent year;

(4)
The listed company or its incumbent Directors, supervisors and senior management are under official investigation by the judicial authority for any suspected crime or by the CSRC for any suspected violation of laws and regulations;

APPENDIX I	DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES

(5)
The controlling Shareholder or actual controller commits a major illegal act that seriously harms the interests of the listed company or investors’ legitimate rights and interests in the most recent three years;

(6)	There being a major illegal act that seriously harms investors’ legitimate rights and interests or public interests in the most recent three years.
3.	The use of proceeds of the Company complies with the relevant provisions of Article 12 of the Administrative Measures for Registration
(1)	The use of proceeds shall comply with the provisions of the national industrial policies and laws and administrative regulations on environmental protection and land management;
(2)	The proceeds shall not be used for holding financial investments, nor be directly or indirectly invested in companies whose principal businesses are the purchase and sale of negotiable securities;
(3)
After the implementation of the projects for which the proceeds are raised, there will be no connected transactions that constitute horizontal competition with and are evidently unfair to the controlling Shareholder, actual controller and other enterprises under their control, or that seriously affect the independence of the Company’s production and business operation.
In view of the above, the Company complies with the relevant provisions of the Administrative Measures for Registration, and there are no circumstances under which issuance of securities to target subscribers is prohibited. The issuance method also meets the requirements of relevant laws and regulations, and is in compliance with laws and regulations and is feasible.
(II)	The procedures of the Issuance are in compliance with laws and regulations
The Issuance Plan has been considered and approved at the fifteenth meeting of the eighth session of the Board of the Company, and has been disclosed on the website of the Shanghai Stock Exchange and on the information disclosure media which are qualified under the requirements stipulated by the CSRC, and the necessary review procedures and information disclosure procedures have been performed. The Issuance Plan is subject to the approval of Shareholders at the general meeting of the Company, the approval by the competent state-owned capital regulatory authority, the review and approval by the Shanghai Stock Exchange and the registration from the CSRC prior to the implementation thereof.

APPENDIX I	DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES

In view of the above, there are no circumstances under which issuance of securities to target subscribers is prohibited. The Issuance complies with the relevant provisions of the Administrative Measures for Registration and other laws and regulations. The issuance method also meets the requirements of relevant laws and regulations, and the review procedures and issuance method are in compliance with laws and regulations and are feasible.
V.	FAIRNESS AND REASONABLENESS OF THE ISSUANCE PLAN
The Company’s plan for the issuance of Shares to target subscribers has been considered and approved by the Board, and the independent Directors of the Company have expressed their independent opinions on the proposal in relation to the Issuance. The implementation of the Issuance Plan is conducive to maintaining the Company’s sustained and stable development and improving its profitability, thereby enhancing the Company’s comprehensive competitiveness, which is in line with the interests of all Shareholders.
The Plan of the Issuance of Shares to Target Subscribers and related documents are disclosed on the information disclosure media which are qualified under the requirements stipulated by the CSRC, which ensures the right of all Shareholders to be informed. The Company will hold a general meeting to review the Issuance Plan, and all Shareholders will vote in a fair manner on a non-WVR basis. Resolutions in relation to matters related to the Issuance will be resolved at the general meeting which must be passed by more than two-thirds of the voting rights held by Shareholders attending the meeting, and the votes of minority investors shall be counted separately. Shareholders of the Company may exercise their rights through on-site or online voting.
As the issuance of Shares to target subscribers constitutes a connected transaction, the related Directors have abstained from voting when the relevant proposal is considered at the meeting of the Board of the Company. The related Shareholders will also abstain from voting when voting on the proposal regarding the issuance of Shares to target subscribers at the Company’s general meeting.
In view of the above, the Issuance Plan has been considered and approved by the Board, and the Board believes that the Issuance Plan is in the interests of all Shareholders; the disclosure procedures performed in respect of the Issuance Plan and related documents ensure Shareholders’ right to information. At the same time, the Issuance Plan will be subject to a fair vote by Shareholders attending the general meeting, which will be fair and reasonable.

APPENDIX I	DEMONSTRATION AND ANALYSIS REPORT ON THE PLAN OF THE PROPOSED ISSUANCE OF A SHARES

VI.	IMPACT OF THE ISSUANCE ON THE ORIGINAL SHAREHOLDERS’ EQUITY INTERESTS OR THE DILUTION OF CURRENT RETURNS AND SPECIFIC REMEDIAL MEASURES
In accordance with the requirements of the Opinions of the General Office of the State Council on Further Strengthening the Work of Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (Guo Ban Fa [2013] No. 110) (《國務院辦公廳 關於進一步加強資本市場中小投資者合法權益保護工作的意見》(國辦發[2013]110號)), Certain Opinions of the State Council on Further Promoting the Sound Development of Capital Markets (Guo Fa [2014] No. 17) (《國務院關於進一步促進資本市場健康發展的若干意見》 (國發 [2014]17號)) and the Guidelines on Matters concerning the Dilution of Current Returns of the Initial Offering, Refinancing and Major Asset Restructuring (CSRC Notice [2015] No. 31) (《關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》(證監會公告[2015]31 號)), in order to protect the interests of minority investors, the Company analysed the impact of the Issuance on the dilution of current returns, and proposed measures to mitigate the dilution, and China Petrochemical Corporation, the controlling shareholder and actual controller of the Company, and the Directors and the senior management of the Company have also given commitments as to ensuring the effective implementation of the remedial measures to mitigate the dilution. For details, please refer to the “China Petroleum & Chemical Corporation Matters on Dilution of Current Returns by the Issuance of A Shares to Target Subscribers, Remedial Measures and the Commitments of Related Entities” published on the website of the Shanghai Stock Exchange.
VII.	CONCLUSION
In view of the above, it is necessary and feasible for the Company to issue Shares to target subscribers. The Issuance Plan is fair and reasonable, and complies with the requirements of relevant laws and regulations. The implementation of the Issuance Plan will be conducive to further improving the Company’s sustainable profitability and comprehensive competitiveness, which is in line with the Company’s development strategy and in the interests of the Company and all Shareholders.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

In order to proactively respond to China’s energy transition strategy and work towards China’s “dual carbon” goals, China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) strives towards implementing the 14th Five-Year Plan for a Modern Energy System (《“十四五”現代能源體系規劃》) and leading the transition, upgrading and development of the petroleum and petrochemical industries. The Company intends to issue domestically listed domestic shares (A Shares) to China Petrochemical Corporation (“China Petrochemical Corporation”), the controlling Shareholder of the Company, after taking into account the development stage of the Company and the opportunities and challenges it faces, to raise up to RMB12.00 billion (inclusive), which will be used for business development and upgrades geared towards clean energy, high value-added materials and other sectors. The proposed issuance to target subscribers (the “Issuance”) demonstrates China Petrochemical Corporation’s resolution and confidence in supporting the high-quality development of the Company, and is beneficial to optimising the Company’s business structure, enhancing the Company’s business continuity, further strengthening its core competitiveness and effectively promoting the implementation of the Company’s green and low-carbon development strategy.
The feasibility analysis on the use of proceeds raised from the Issuance conducted by the Board of the Company is as follows:
I.	OVERVIEW OF THE PLAN ON THE USE OF THE PROCEEDS
The Company intends to raise no more than RMB12.00 billion from the Issuance and the net proceeds (after deducting the issuance expenses) will be used to finance the following projects:
Unit: RMB0’000
No.	Investment field	Project name	Total investment	Proceeds to be invested
1	Clean energy	First Stage of Phase III of Tianjin LNG Project	556,169	450,000
2		Yanshan Branch Hydrogen Purification Facilities Improvement Project	20,706	20,000
3	High value-added material	Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project	3,305,746	480,000
4		Maoming Branch 50,000 tpa Polyolefin Elastomer (POE) Industrial Test Unit Project	109,076	90,000
5		Zhongke (Guangdong) Refinery & Petrochemical Company Limited No. 2 EVA Project	215,832	160,000
Total			4,207,529	1,200,000

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

Note 1:	The total investment amount of the above-mentioned projects has been rounded off;
Note 2:
For the “Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project”, the proceeds will mainly be invested towards fields in relation to high value-added materials, such as production facilities for thermoplastic polymeric new material;

Note 3:
The expected returns of the above-mentioned projects to be financed with the proceeds from the Issuance are based on reasonable projection and do not constitute any form of profit forecast of the Company.

If the actual proceeds after deducting the issuance expenses are less than the amount of proceeds intended to be used for the above-mentioned projects, the shortfall shall be covered by the Company’s self-raised funds. The Company may make appropriate adjustments to the sequential order and amount of proceeds to be invested in the above-mentioned projects based on the practical needs of the projects. Before the proceeds raised are in place, the Company will finance the projects with its self-raised funds in advance according to the actual implementation progress of the projects to be financed with the proceeds from the Issuance, which shall be replaced with the proceeds raised from the Proposed Issuance of A Shares in accordance with the procedures stipulated in the relevant regulations after the same are in place.
II.	NECESSITY OF THE PROJECTS TO BE FINANCED WITH THE PROCEEDS FROM THE ISSUANCE
(I)	Implement the requirements of “dual carbon” goals and exhibit the direction of the Company’s transformation development
In September 2020, China has set forth the “dual carbon” goals for carbon dioxide emissions to peak by 2030, whilst striving to achieve carbon neutrality by 2060. China attaches great importance to the clean energy industry and has rolled out a series of policies to support the development of the clean energy industry. In March 2022, the National Development and Reform Commission (NDRC) and the National Energy Administration (NEA) released the 14th Five-Year Plan for a Modern Energy System (《“十四五”現代能源體系規劃》), which underscores the modern energy industry’s entry into the phase of innovation and upgrades, while keenly sets on attaining the “dual carbon” goals, the energy system is grappling with a new need for reform, and a pressing need to further enhance the leading and strategic support role played by scientific and technological innovation, as well as aiming to comprehensively upgrade the energy industrial base and modernise the industrial chain. In April 2022, six departments including the Ministry of Industry and Information Technology, the NDRC, the Ministry of Science and Technology, the Ministry of Ecology and Environment, the Ministry of Emergency Management and the NEA released the Guiding Opinions on Promoting High-quality Development of Petrochemical and Chemical Industry during the 14th Five-Year Plan Period (《關於“十四五”推動石化化工行業高質量發展的指導意見》), which pointed out that by 2025, the petrochemical and chemical industries will basically establish a high-quality development pattern characterised by strong independent innovation capabilities, reasonable structure and layout,

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

whilst being environmentally-friendly, safe and low-carbon. The capability of ensuring the supply of high-end product will be greatly improved, and core competitiveness will be significantly enhanced, thereby taking solid strides in attaining high degree of self-reliance. Moreover, petrochemical and chemical enterprises are encouraged to develop and utilise “green hydrogen” in a reasonable and orderly manner according to local conditions, so as to promote coupling demonstration as between the refining and coal chemical industry and “green power” and “green hydrogen”.
The Company continues to accelerate the pace of low carbon energy transition in recent years, promoting synergistic development of natural gas production, supply, storage and sales, whilst proactively mapping out its hydrogen energy business. The projects to be financed with the proceeds from the Issuance are geared towards the field of clean energy, deemed a pertinent measure to take in proactive response to China’s “dual carbon” strategy, an effective way to meet the demand for clean energy and a concrete action taken to implement sustainable development, thereby falling well in line with the development strategies of the Company. Through the Issuance, the Company plans to further enhance its capacity to supply natural gas and high-purity hydrogen for fuel cells, so as to adapt to the trend of transformation of China’s energy consumption structure.
(II)	Seize the opportunities from the development of new materials industry, supporting the improvement of the quality and efficiency of the Company’s chemical business
Since the 21st century, the iteration and advancement of global industrial technologies have become more inextricably linked with industries such as new chemical materials. Accelerating the development of new materials plays a vital role in promoting technological innovation and in supporting industrial upgrading and reform.
In the context of global industrial optimisation and upgrading, China attaches great importance to the development of its new materials industry. The Guiding Opinions on Promoting High-quality Development of Petrochemical and Chemical Industries during the 14th Five-Year Plan Period (《關於“十四五”推動石化化工行業高質量發展的指導意見》) emphasized on the need to enhance the level of innovative development, improve the supply quality of chemical products, and accelerate the development of high-end polyolefin, industrial specialty gas, high-performance rubber and plastic materials, high-performance fiber, biobased materials, special lubricating grease and other products.
In recent years, the Company’s chemical business has adhered to the “basic + high-end” strategy, continuously accelerating technological innovation, attaining close integration of its production, sales, research and application, enhancing its R&D efforts on high-end products and high value-added materials, striving to fill technological gaps, and focusing on expanding its high-end market share. The projects to be financed with the proceeds from the Issuance include the construction of projects in the field of high value-added materials such as POE and EVA, being conducive to further promoting business transformation and upgrades, thereby laying a solid foundation for the Company to upgrade and extend itself into the field of high value-added materials.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

(III)	Fulfill the requirements of high-quality development and enhance the Company’s value creation capability
In 2022, the CSRC issued the Three-year Action Plan to Promote the Improvement of the Quality of Listed Companies (2022-2025) (《推動提高上市公司質量三年行動方案 (2022-2025)》), proposing to optimise the resource allocation function of the capital market, as well as guiding and promoting listed companies to hone their competitiveness in their principal businesses, so as to improve the quality and efficiency of development. The State-owned Assets Supervision and Administration Commission of the State Council (SASAC) issued the Work Plan on Improving the Quality of Listed Companies Controlled by Central Enterprises (《提高央企控股上市公司質量工作方案》), which emphasises the need to steer listed companies into giving full play to the functions of capital market in serving the development of enterprises and optimising resource allocation, so as to realise the integrated development and mutual promotion between industrial operation and capital operation, and increase the proportion of direct financing, improve capital structure and promote the development of principal businesses by giving consideration to development needs and market conditions.
The Issuance by the Company is conducive to giving full play to its status as a listed company, which is an important measure for the Company to implement its development strategies, optimise its capital structure and enhance its risk resistance capabilities. The implementation of the projects to be financed with the proceeds from the Issuance is conducive to enhancing the Company’s capability in supplying clean energy such as natural gas and high-purity hydrogen for fuel cells, facilitating the Company to build green and low-carbon competitiveness, promoting the chemical business to reach medium and high-end, enhancing the resilience of the industrial chain and improving the value creation capabilities.
III.	FEASIBILITY OF THE PROJECTS TO BE FINANCED WITH THE PROCEEDS FROM THE ISSUANCE
(I)	The strong support of the government policies provides a good policy environment for the project implementation
According to the Action Plan for Carbon Dioxide Peaking before 2030 (《2030年前碳達峰行動方案》), China will actively expand its usage of clean energy such as natural gas and hydrogen energy. In April 2020, five departments, including the NDRC, the Ministry of Finance, the Ministry of Natural Resources, the Ministry of Housing and Urban-Rural Development, and the NEA, jointly released the Implementation Opinions on Accelerating the Construction of Natural Gas Reserve Capacity (《關於加快推進天然氣儲備能力建設的實施意見》), spelling out its agenda “to give priority to the construction of underground gas storage, LNG terminals along the northern coast and large-scale LNG storage tanks in key areas. Existing LNG terminals are encouraged to expand the scale of storage tanks, and that urban clusters are encouraged to build and share gas storage facilities so as to form a regional gas storage and peak shaving center. By taking advantage of the characteristics of LNG storage tanks, being suitable for storage with flexibility in transportation

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

options, pilot demonstration of LNG tank container multimodal transportation will be promoted and various measures will be taken to improve gas storage capacity”. In March 2022, the NDRC released the Mid-to-long-term Plan for Development of Hydrogen Industry (2021-2035) (《氫能產業發展中長期規劃(2021-2035年)》), which clearly propounded that hydrogen energy is considered an important part of the future national energy system, serving as a major carrier for energy end-users to achieve green and low-carbon transformation, and key to steering the development direction for emerging strategic and future industries.
In an era characterised by vigorous efforts in clean energy and new infrastructure development, strong demand continues for high-end materials for use in clean energy and new infrastructure, which prompted the successive roll-out of a series of encouraging policies for the field of high value-added materials, covering that of POE and EVA. According to the Catalogue of Guidance on Industrial Structure Adjustment (2019) (《產業結構調整指導目錄 (2019年本)》) released by the NDRC, specialty polyolefins such as metallocene polyethylene, engineering plastics and high-performance resins are listed as encouraged industries.
All the projects to be financed with the proceeds from the Issuance are classed as the nation’s encouraged and prioritised industries. The implementation of the projects to be financed with the proceeds from the Issuance is thus of great significance in terms of meeting the product demand in the market and driving the development of related industries. The strong support of the governmental policies fosters a beneficial environment for the implementation of the projects to be financed with the proceeds from the Issuance.
(II)	The current supply and demand of clean energy and the long-term goal of sustainable development provide drivers for the project implementation
According to a Bloomberg report, global investment in reducing energy consumption, driven by energy crisis and policy initiatives, has surged to a record high of US$1.1 trillion in 2022, making it a first for global investment in energy transition to equal that of fossil fuels. According to the International Energy Agency, total investments in clean energy technologies and infrastructure is expected to reach US$4.5 trillion in 2030. Strong demands continue around the world for LNG and hydrogen energy, being, respectively, the cleanest fossil energy and the key medium in facilitating the transition from fossil energy to renewable energy.
LNG has become an essential option among green energy by virtue of its low-carbon and environmentally-friendly characteristics. The current domestic output of LNG energy is unable to meet the huge demand at present, thereby resulting in higher LNG prices in 2022. According to data from the National Bureau of Statistics and the General Administration of Customs, China produced 17.43 million tons of LNG and imported 63.44 million tons of LNG. As China’s demand for LNG energy continues on the rise while its dependence on foreign sources remains high, it is thus imminent to accelerate the construction of its own gas storage facilities. Hydrogen, a form of secondary energy with wide sources which is clean, carbon-free, flexible and efficient, has thus emerged as an important medium for promoting the clean and efficient use of traditional fossil

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

energy whilst channeling support for large-scale development of clean energy, as well as serving as a major carrier for energy end-users to achieve green and low-carbon transformation. China’s hydrogen energy industry is still within the early stages of development, thus further enhancing the innovation capability of the hydrogen energy industry, improving the purification level of hydrogen and improving the efficiency and quality of hydrogen production are important measures to improve the layout of the hydrogen energy industry.
Implementation of the projects to be financed with the proceeds from the Issuance is thus spurred on by the current supply and demand of LNG and hydrogen energy, the global emphasis on clean energy, the long-term goal of sustainable development and the State’s myriad measures and policies to promote clean energy.
(III)	The urgent need for import substitution and expansion of high quality production capacity provides a solid foundation to utilise the production capacity of the projects
Scientific advancement and technological innovation have become a new driver for global economic and social development, and high-end manufacturing has become the focus of a new round of competition among countries. Being the indispensable materials that build the foundation supporting strategic emerging industries and major projects, high-end polyolefins and other new materials have attracted worldwide attention.
China is currently the largest consumer of high-end polyolefins in Asia. In 2022, China imported 0.692 million tons of POE and 1.2022 million tons of EVA. POE, EVA and other high-end polyolefin materials are widely used in photovoltaic films, foaming materials, hot melt adhesives, wires and cables by virtue of their low relative density, chemical resistance, good water resistance, good mechanical strength, electrical insulation and other characteristics. In recent years, the development of downstream industries has been continuously driving the demand for POE, EVA and other high value-added materials, but there still exist structural contradictions in China’s polyolefin industry, which supplies, predominantly, low-end generalpurpose materials. Supply of high-end products such as high value-added polyolefins are,to a significant extent, dependent on imports. High-end, differentiated and diversified development is thus the must-go road for future market application of China’s high-end polyolefins and other new materials.
The industries of POE, EVA and other high value-added materials involved in the projects to be financed with the proceeds from the Issuance are booming and projecting a promising market outlook. The implementation of the projects to be financed with the proceeds from the Issuance will help to increase China’s production capacity of high-end polyolefins and high-performance resins, reinforce the Company’s position in the industrial chain of high value-added materials such as high-end polyolefins, effectively realise import substitution to meet the market’s urgent demand for high-end production capacity.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

(IV)	The Company’s abundant underlying reserves provide strong support for the successful implementation of the projects
As a world-leading large scale integrated energy and petrochemical company with business operations throughout the entire value chain, the Company exhibits strong capacity of economies of scale. The integrated business structure carries strong synergistic advantages among its various business segments, enabling the Company to continuously tap into potentials to attain efficient and comprehensive utilisation of its resources.
In terms of technology, by proactively following the innovation-driven development strategy and leveraging the advantages of integrated business and the model of productionsales-R&D coordination, the Company makes sweeping efforts to promote technological research in key areas such as new chemical materials, clean energy, green and low-carbon development, and accelerates the development progress of cutting-edge technologies. The Company is armed with a strong research team, having made new breakthroughs in a series of key R&D projects, and maintained the leading position in the comprehensive advantages of patents among domestic enterprises, with its overall technology and strong technological innovation capabilities at a globally advanced level.
As for management and talents, the Company has established an outstanding management team with sound structure, sophisticated skillsets and team spirit, which performs its duties diligently and takes on as its benchmark the world-class management standard. The Company owns a group of professional talent teams possessing extensive capacities in production and operation, marketing and research and development, with a focus on refined management in production and operation, backed by significant strength in cost efficiency.
From the market perspective, the Company adheres to a market-oriented approach to further optimise the entire industrial chain, whilst striving to expand its coverage and sales in the market. The Company’s huge business matrix and extensive operation network enables it to benefit from the geographical advantage of proximity to market. The construction sites of the projects to be financed with the proceeds from the Issuance are endowed with promising geographical advantage, which is conducive to the yielding of considerable benefits.
With decades of experience in the industry, the Company has accumulated abundant underlying reserves in terms of technology, management, talents, market and other aspects, thereby providing strong backing for the successful implementation of the projects to be financed with the proceeds from the Issuance, and facilitating the Company’s firm strides taken towards launching into the middle and high-end of the industrial chain and value chain.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

IV.	PARTICULARS OF THE PROJECTS TO BE FINANCED WITH THE PROCEEDS FROM THE ISSUANCE
(I)	First Stage of Phase III of Tianjin LNG Project
1.	Project overview
The total expected investment of this project is RMB5,561.69 million, and the proceeds intended to be invested are RMB4,500 million.
The main construction work contemplated in this project involves the building of five new 270,000 m3 LNG storage tanks, BOG treatment facilities, flare facilities, ten new sets of loading facilities, and relevant supporting facilities. After completion of the construction work, the natural gas storage capacity will increase by 810 million m3. This project primarily supplies gas to North China, which shall help alleviate the tight supply and demand of natural gas in the region.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is Sinopec Tianjin Liquefied Natural Gas Co., Ltd. (中石化天津液化天然氣有限責任公司), a subsidiary of the Company.
The construction site of this project is located in the north end of East Breakwater, Donggang Pond, Nangang Industrial Zone, Binhai New Area, Tianjin (天津市濱海新區南港工業區東港池東突堤北端).
The construction period of this project is three years.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB5,561.69 million, the breakdown of which is as follows:
Unit: RMB0’000
No.	Item	Amount	Percentage of the total investment
			(%)
1	Construction investment	529,841	95.27
1.1	Equipment purchase costs	35,441	6.37
1.2	Major material costs	164,900	29.65
1.3	Installation fees	69,784	12.55
1.4	Construction costs	150,201	27.01
1.5	Others	109,515	19.69
2	Interest on borrowings during the construction period Initial working capital	23,773	4.27
3		2,555	0.46

Total		556,169	100.00

The after-tax internal rate of return of this project is 8%, and the after-tax investment payback period is 12 years (inclusive of the construction period).
4.	Approvals related to the project
This project has been approved by the Tianjin Development and Reform Commission and the approval on the environmental impact assessment of this project has been received from the Ecology and Environment Bureau of Tianjin Economic-Technological Development Area.
Approval on the grant of the right to use sea areas for the construction of this project has been obtained from Tianjin Municipal Bureau of Planning and Natural Resources, and the land assignment contract in respect of the related land has been signed. The Company is actively pursuing the application for the land use right certificate.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

(II)	Yanshan Branch Hydrogen Purification Facilities Improvement Project
1.	Project overview
The total expected investment of this project is RMB207.06 million, and the proceeds intended to be invested are RMB200 million.
The main construction work contemplated in this project includes the construction of facilities to purify hydrogen generated as industrial by-product from the existing chemical system as complemented by the construction of hydrogen analysis and testing as well as loading facilities. After completion of the construction work, the production capacity of the purification facilities will reach 10,000Nm3/h, equivalent to 7,200 tons of high-purity hydrogen for fuel cells per year. This project is a further extension of the Company’s hydrogen energy value chain, and will serve the demand for high-purity hydrogen gas for hydrogen fuel cell vehicles in Beijing.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is the Company’s Beijing Yanshan Branch.
The construction site of this project is located in the chemical plant of the Beijing Yanshan Branch of the Company.
The construction period of this project is one year.
3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB207.06 million, the breakdown of which is as follows:
Unit: RMB0’000
No.	Item	Amount	Percentage of the total investment
			(%)
1	Construction investment	20,362	98.34
1.1	Equipment purchase costs	8,550	41.29
1.2	Major material costs	3,764	18.18
1.3	Installation fees	2,832	13.68
1.4	Construction costs	2,628	12.69
1.5	Others	2,588	12.50
2	Interest on borrowings during the construction period	345	1.66

Total		20,706	100.00

The after-tax internal rate of return of this project is 13.07%, and the after-tax investment payback period is 7.55 years (inclusive of the construction period).
4.	Approvals related to the project

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

This project has been filed with the Bureau of Economy and Information Technology of Fangshan District of Beijing and the approval on the environment impact assessment of this project has been received from the Ecology and Environment Bureau of Fangshan District of Beijing.
The land use right certificate for the land involved in this project has been obtained.
(III) Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project
1.	Project overview
The total expected investment of this project is RMB33,057.46 million and the proceeds to be invested is RMB4,800 million.
The construction work contemplated in this project consists of the transformation and upgrading of refining facilities component and the component on quality revamping of ethylene. Application of the proceeds will be mainly geared towards fields in relation to high value-added materials (such as production facilities for thermoplastic polymer new material) for the quality revamping of ethylene component. The products so derived are mainly used in fields such as new energy vehicle, precision instrument, electronics, etc.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is the Company’s Maoming Branch.
The construction site of this project is located in Maoming Branch, at Maoming, Guangdong province.
The construction period of this project is three years.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB33,057.46 million, the breakdown of which is as follows:
Unit: RMB0’000
No.	Item	Amount	Percentage of the total investment
			(%)
1	Construction investment	3,163,272	95.69
1.1	Equipment purchase costs	1,241,310	37.55
1.2	Major material costs	592,461	17.92
1.3	Installation fees	332,240	10.05
1.4	Construction costs	376,146	11.38
1.5	Others	621,115	18.79
2	Interest on borrowings during the construction period	132,674	4.01
3	Initial working capital	9,800	0.30

Total		3,305,746	100.00
The after-tax internal rate of return of this project is 11.89%, and the after-tax investment payback period is 9.22 years (inclusive of the construction period).
4.	Approvals related to the project
The approval on the environmental impact assessment of the oil refining facilities transformation and upgrading component of this project has been obtained from the Ecology and Environment Bureau of Maoming. The NDRC approval for this project and approval on the environmental impact assessment of the quality revamping of ethylene component are still in progress.
Part of the land involved in this project is leased from China Petrochemical Corporation and a long-term lease contract has been signed; application for land use right certificates for part of the additional land is in progress.
(IV)	Maoming Branch 50,000 tpa Polyolefin Elastomer (POE) Industrial Test Unit Project 1. Project overview
1.	Project overview
The total expected investment of this project is RMB1,090.76 million, and the proceeds intended to be invested are RMB900 million.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

The main construction work contemplated in this project involves the construction of a new 50,000 tpa POE unit together with supporting utility and auxiliary facilities. The products of this project will be mainly used in high efficiency battery packaging adhesive film, thermoplastic polyolefin elastomer, polymer modification, automotive, wire and cable and other fields.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is the Company’s Maoming Branch.
The construction site of this project is located in Maoming Petrochemical Ethylene Plant (茂名石化乙烯廠) (Maoming Petrochemical Industrial Park), at High-Tech Industry Development Zone, Maoming.
The construction period of this project is three years.
3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB1,090.76 million, the breakdown of which is as follows:
Unit: RMB0’000
No.	Item	Amount	Percentage of the total investment
			(%)
1	Construction investment	104,086	95.43
1.1	Equipment purchase costs	43,649	40.02
1.2	Major material costs	14,937	13.69
1.3	Installation fees	8,544	7.83
1.4	Construction costs	9,593	8.79
1.5	Others	27,364	25.09
2	Interest on borrowings during the construction period	3,587	3.29
3	Initial working capital	1,402	1.29

Total		109,076	100.00
The after-tax internal rate of return of this project is 11.64%, and the after-tax investment payback period is 9.32 years (inclusive of construction period).

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

4.	Approvals related to the project
This project has been filed with the Economic Development Bureau of the Administration Committee of Maoming High-Tech Industry Development Zone, and the application for approval on environmental impact assessment are still in progress.
The land involved in this project is leased from China Petrochemical Corporation and a long-term lease contract has been signed.
(V)	Zhongke (Guangdong) Refinery & Petrochemical Company Limited No. 2 EVA Project
1.	Project overview
The total expected investment of this project is RMB2,158.32 million, and the proceeds to be invested are RMB1,600 million.
The main construction work contemplated in this project involves the construction of a new set of 100,000 tpa EVA unit together with auxiliary utility facilities. Whilst the products derived from this project are mainly used in PV cell, functional film, hot melt adhesive, wire and cable and other fields.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, a subsidiary of the Company.
The construction site of this project is located in the factory area of ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, at Zhanjiang Development Zone, Guangdong Province.
The construction period of this project is two years.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB2,158.32 million, the breakdown of which is as follows:
Unit: RMB0’000
No.	Item	Amount	Percentage of the total investment
			(%)
1	Construction investment	208,652	96.67
1.1	Equipment purchase costs	91,445	42.37
1.2	Major material costs	37,123	17.20
1.3	Installation fees	22,469	10.41
1.4	Construction costs	18,309	8.48
1.5	Others	39,306	18.21
2	Interest on borrowings during the construction period	5,982	2.77
3	Initial working capital	1,198	0.56

Total		215,832	100.00
The after-tax internal rate of return of this project is 15.16%, and the after-tax investment payback period is 7.51 years (inclusive of the construction period).
4.	Approvals related to the project
This project has been filed with the Development and Reform and Commerce Bureau of Zhanjiang Economic and Technological Development Zone, and the approval on environmental impact assessment has been obtained from the Ecology and Environment Bureau of Zhanjiang. The land use right certificate for the land involved in this project has been obtained.
V.	THE IMPACT OF THE PROJECTS TO BE FINANCED WITH THE PROCEEDS FROM THE ISSUANCE ON THE OPERATION AND THE FINANCIAL POSITION OF THE COMPANY
(I)	The impact on the operation and management of the Company
The investment projects to be financed with the proceeds from the Issuance under the Issuance are focused on the Company’s principal businesses, in line with the relevant national industrial policies and the Company’s overall future development strategy, and are conducive to enhancing the

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES

Company’s comprehensive strength. The implementation of the abovementioned projects will enhance the Company’s supply capacity for natural gas and high-purity hydrogen for fuel cells, improve the production capacity of POE, EVA and other high value-added materials, further expand the Company’s business scale and market competitiveness, facilitate the Company’s active transition into clean energy and high value-added materials, enhance its industry influence and give full play to its pioneering, exemplary, leading role, thereby strengthening operational sustainability of the Company.
(II)	The impact on the financial position of the Company
Upon the proceeds being in place, the total assets and net assets of the Company will increase and the debt ratio will reduce, which is conducive to enhancing the stability of the Company’s capital structure and its risk resistance capabilities. The Issuance is an important strategic measure for the Company to broaden its business field and achieve sustainable development. After the proceeds are in place, the total share capital of the Company will increase, and since it will take time for the benefits from the fundraising through the Issuance be reflected, there is a risk that financial indicators such as earnings per share of the Company may, in the short term, be diluted. However, with the implementation of the above-mentioned projects to be financed with the proceeds from the Issuance and the realisation of benefits therefrom, the Company’s business development strategy will gain strong support and its long-term profitability will be effectively enhanced.
VI.	CONCLUSION ON THE FEASIBILITY OF THE PROJECTS TO BE FINANCED WITH THE PROCEEDS FROM THE ISSUANCE
The plan on use of proceeds raised from the Issuance conforms to the relevant national industrial policies and the industry development trend, and is in line with the future strategic plan and business expansion needs of the Company, thus being satisfactory in terms of feasibility. Through the Issuance, the Company’s capital strength will be enhanced and its strategy will be effectively implemented, which is beneficial to the Company’s sustainable development and continuous improvement of profitability in the long term and an essential move that the Company takes to maintain the inherent value of its shares, enhance its capital operation strength, broaden its business fields and realise its strategic plans.

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES

Work of Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (Guo Ban Fa [2013] No. 110) (《國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》(國辦發[2013]110號)), Certain Opinions of the State Council on Further Promoting the Sound Development of Capital Markets (Guo Fa [2014] No. 17) (《國務院關於進一步促進資本市場健康發展的若干意見》(國發[2014]17號)) and the Guidelines on Matters concerning the Dilution of Current Returns of the Initial Offering, Refinancing and Major Asset Restructuring (CSRC Notice [2015] No. 31) (《關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》(證監會公告[2015]31號)), in order to protect the interests of the minority investors, after analysing the impact of the dilution of current returns as a result of the Issuance, the Company formulated specific remedial measures, and the related parties have promised to facilitate the effective implementation of these measures. Details are as follows:
I.	IMPACT OF THE DILUTION OF CURRENT RETURNS AS A RESULT OF THE ISSUANCE ON THE COMPANY’S KEY FINANCIAL INDICATORS
The gross proceeds to be raised from the issuance of A Shares of the Company to its controlling Shareholder, China Petrochemical Corporation, will not exceed RMB12 billion (inclusive). After completion of the Issuance, the total share capital and net assets of the Company will increase and will have impacts on the key financial indicators of the Company. (I) Key assumptions
1.	It is assumed that there are no material changes in macroeconomic environment, industrial policies, development of the industry, market and operational environment and other aspects.
2.
Given that the review and implementation of the Issuance requires a period of time to complete, it is assumed that the Issuance will be completed in late November 2023. Such completion date is only used to determine the impact of the dilution of current returns as a result of the Issuance on the Company’s key financial indicators and is subject to the actual completion date of the Issuance after the CSRC agrees to the registration thereof.

3.
The estimation of the total share capital of the Company is based on the total share capital of 119,896,407,646 shares of the Company as at 31 December 2022. Assuming 2,238,805,970 A Shares will be issued in the Issuance, the total share capital of the Company will reach 122,135,213,616 Shares upon completion of the Issuance. Such estimation only considers the impact of the number of Shares in issue upon completion of the Issuance on the share capital and does not consider changes in the share capital caused by repurchase of Shares in the ordinary course of business, profit distribution and other factors of the Company. The aforesaid assumption is only used to estimate the

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES

effects of the Issuance on the earnings per Share of the Company, and does not represent the Company’s judgement on the actual number of Shares to be issued in the Issuance. The total share capital will be subject to the actual number of Shares issued.
4.
According to the audited financial information of the Company for 2022, the net profit attributable to equity Shareholders of the Company for 2022 is RMB66.302 billion and the net profit attributable to equity Shareholders of the Company excluding extraordinary gains and losses is RMB57.182 billion.

The calculation is based on the assumptions that the net profit attributable to equity Shareholders of the Company and the net profit attributable to equity Shareholders of the Company excluding extraordinary gains and losses in 2023 are 10% higher than, equal to and 10% lower than those in 2022, respectively. Such analysis is only used to determine the impact of the dilution of current returns as a result of the Issuance on the Company’s key financial indicators and does not constitute a profit forecast of the Company. Investors should not make their investment decisions in reliance on such analysis. The Company assumes no responsibility for compensating for any loss incurred by investors as a result of making investment decisions based on such analysis.
5.	Without taking into account the expenses in relation to the Issuance, assuming that the proceeds from the Issuance will be RMB12 billion.
6.
Without taking into account the impact on the operation and financial condition of the Company (such as finance costs and investment income) after the receipt of the proceeds raised from the Issuance; without taking into account the effects of the cash dividends to be paid by the Company.

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES

(II)	Impact on the Key Financial Indicators of the Company
Based on the above assumptions, the Company calculated the dilutive effects of the Issuance on the current returns of the Shareholders and details of the key financial indicators are as follows:
Item	31 December 2022	31 December 2023
		Before the Issuance	After the Issuance

Total share capital (100 million Shares)	1,198.96	1,198.96	1,221.35
Scenario 1: Increase by 10% in 2023 compared to 2022
Net profit attributable to equity Shareholders of the Company (RMB100 million)	663.02	729.32	729.32
Net profit attributable to equity Shareholders of the Company excluding extraordinary gains and losses (RMB100 million)	571.82	629.00	629.00
Basic earnings per Share (RMB)	0.548	0.608	0.607
Diluted earnings per share (RMB)	0.548	0.608	0.607
Basic earnings per Share excluding extraordinary gains and losses (RMB)	0.473	0.525	0.524
Diluted earnings per Share excluding extraordinary gains and losses (RMB)	0.473	0.525	0.524
Scenario 2: Flat in 2023 compared to 2022
Net profit attributable to equity Shareholders of the Company (RMB100 million)	663.02	663.02	663.02
Net profit attributable to equity Shareholders of the Company excluding extraordinary gains and losses (RMB100 million)	571.82	571.82	571.82
Basic earnings per Share (RMB)	0.548	0.553	0.552
Diluted earnings per Share (RMB)	0.548	0.553	0.552
Basic earnings per Share excluding extraordinary gains and losses (RMB)	0.473	0.477	0.476
Diluted earnings per Share excluding extraordinary gains and losses (RMB)	0.473	0.477	0.476
Scenario 3: Decrease by 10% in 2023 compared to 2022
Net profit attributable to equity Shareholders of the Company (RMB100 million)	663.02	596.72	596.72
Net profit attributable to equity Shareholders of the Company excluding extraordinary gains and losses (RMB100 million)	571.82	514.64	514.64
Basic earnings per Share (RMB)	0.548	0.498	0.497
Diluted earnings per Share (RMB)	0.548	0.498	0.497
Basic earnings per Share excluding extraordinary gains and losses (RMB)	0.473	0.429	0.429
Diluted earnings per Share excluding extraordinary gains and losses (RMB)	0.473	0.429	0.429

Note:
The basic earnings per Share and diluted earnings per Share are calculated pursuant to the “Rules on Disclosure and Reporting of Information of Public Listed Companies No. 9 – Calculation and Disclosure of Return on Net Assets and Earnings per Share” (2010 Revision) (《公開發行證券的公司信息披露編報規則第9號 – 淨資產收益率和每股收益的計算及披露》 (2010年修訂)).

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES

II.	RISK WARNING ON THE DILUTION OF CURRENT RETURNS BY THE ISSUANCE
After completion of the Issuance, the total share capital and net assets of the Company will increase and the overall capital strength of the Company will improve. However, as the implementation and the generation of economic returns from the projects to be financed with the proceeds will need a certain period of time, and the earnings per Share and other financial indicators of the Company may be exposed to potential dilution in the short term, investors should be aware of the relevant risks.
In addition, the Company’s what-if analysis on the net profit attributable to equity Shareholders of the Company before and after excluding extraordinary gains and losses in 2023 in estimating the dilutive effect of the Issuance on current returns and the specific remedial measures formulated by the Company to mitigate the risk of dilution of current returns do not constitute a profit forecast of the Company, and the specific remedial measures do not represent any guarantee of the Company’s future profit. Investors should not make their investment decisions based on such analysis and measures and should be aware of the relevant risks.
III.	THE NECESSITY AND REASONABLENESS OF THE ISSUANCE
For detailed description of the necessity and reasonableness of the Issuance, please refer to the “Feasibility Report on the Use of Proceeds Raised from the Issuance of A Shares to Target Subscribers in 2023 of China Petroleum & Chemical Corporation” issued by the Company.
IV.
THE RELATIONSHIP BETWEEN THE PROJECTS TO BE FINANCED WITH THE PROCEEDS RAISED FROM THE ISSUANCE AND THE EXISTING BUSINESSES OF THE COMPANY AND THE RESERVES OF THE COMPANY AVAILABLE FOR THE IMPLEMENTATION OF SUCH PROJECTS (SUCH AS PERSONNEL, TECHNOLOGIES AND MARKETS)

(I)	Relationship between the projects to be financed with the proceeds and the current businesses of the Company
The projects to be financed with the proceeds raised from the Issuance have high correlation with the principal businesses of the Company. The Company is a large-scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large-scale oil and gas producer in China; ranking first in China in terms of refining capacity; and being equipped with well-developed refined oil products sales network, and the Company is the largest supplier of refined oil products in China; ranking first in China in terms of ethylene production capacity, and being armed with a well-established marketing network for chemical products.

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES

The projects to be financed with the proceeds are those involving the fields of clean energy and high value-added materials. The implementation of the projects is conducive to improving the supply capacity of natural gas and highly purified hydrogen for fuel cells of the Company so as to accommodate the trend of energy consumption structure transformation in the PRC, and is conducive to further promoting business transformation and upgrades, thereby laying a solid foundation for the Company to upgrade and extend itself to the field of high value-added materials. The implementation of the projects to be financed with the proceeds is conducive to further consolidating the Company’s market position and enhancing its comprehensive strength.
(II)	Reserves in respect of human resources, technology, market and other aspects engaged in the projects to be financed with the proceeds of the Company
The Company has a profound reserve in human resources, technology, market and other aspects, which provides a good foundation for the implementation of the projects to be financed with the proceeds, please refer to “(IV) The Company’s abundant underlying reserves provide strong support for the successful implementation of the projects” under “III. Feasibility of the Projects to be Financed with the Proceeds” in the “Feasibility Report on the Use of Proceeds Raised from the Issuance of A Shares to Target Subscribers in 2023 of China Petroleum & Chemical Corporation” for details.
V.	THE REMEDIAL MEASURES TO BE ADOPTED BY THE COMPANY TO MITIGATE THE DILUTION OF CURRENT RETURNS BY THE ISSUANCE
In order to protect the interests of investors, ensure the effective use of the proceeds raised, prevent the risk of dilution of Shareholders’ current returns, and improve the Company’s ability to create sustainable returns for Shareholders, the Company intends to adopt the following measures after completion of the Issuance:
(I)	Enhancing business operation and management to improve operational efficiency and profitability
Leveraging its advantages in integration, the Company will strive to optimise its operation, expand its market and sales, reduce costs and improve efficiency so as to effectively improve the Company’s operational efficiency and profitability. Under the strategical development initiatives driven by innovation, the Company will promote technological breakthroughs in key areas such as new chemical materials, new energy and green and low carbon. At the same time, the Company will expedite its low-carbon energy transition, strive to build itself into a provider of integrated energy services covering that of “oil, gas, hydrogen, electricity and service”, actively develop renewable energy business (including hydrogen and photovoltaic energy) and create new profit drivers, thus promoting the high-quality development of the Company.

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES

(II)	Accelerating the investment and construction of the projects to be financed with the proceeds to realise expected investment income
The Board of the Company has fully analysed the feasibility of the projects to be financed with the proceeds raised from the Issuance and considers that the relevant projects are in line with the national industrial policies, the industrial development trends and the Company’s overall future development direction and are with promising market outlook and profitability. Through the Issuance, the Company will continuously optimise its business structure, build its core competitiveness and promote its strategic transformation. Upon receipt of the proceeds, the Company will accelerate the construction of the projects to be financed with the proceeds and strive to realise expected investment income from such projects.
(III)	Enhancing the management of the proceeds to ensure the reasonable use of the proceeds
In order to regulate the management and utilisation of the proceeds, the Company has formulated the Measures on the Management of Proceeds (《募集資金管理辦法》) in accordance with relevant requirements in relation to the supervision of proceeds, which contains detailed requirements on the depositing, management and use of proceeds. In addition, the Company will set up a designated account for the proceeds from the Issuance and enter into a tripartite supervision agreement with the bank and the sponsor whereby the sponsor, the bank and the Company will be jointly responsible for supervising the proceeds. The Company will also actively assist the sponsor and the supervising bank on the inspection and supervision of the use of the proceeds for the purpose of ensuring the reasonable and compliance use of the proceeds and preventing relevant risks.
(IV) Continuously improving the Company’s governance structure to effectively manage and control the Company’s operational and management risks
The Company will continue to improve its governance structure and enhance its internal control system to guarantee the Board, board of supervisors and the management be able to exercise their powers and perform their duties in a regulated and effective manner. Such measures and systems will effectively protect the interests of investors, especially the legitimate rights and interests of the minority shareholders.

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES

(V)	Strictly implementing dividend policy to effectively protect Shareholders’ interests
The Company has maintained a good level of cash dividend distribution in strict compliance with the Articles of Association. In order to optimise the profit distribution policy of the Company, enhance the transparency of the decision-making on profit distribution, actively create returns for investors and safeguard the interests of Shareholders, according to the Notice regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37) (《關於進一步落實上市公司現金分紅有關事項的通知》(證監發[2012]37號)), the No. 3 Guidelines for the Supervision on Listed Companies – Cash Dividend Distribution of Listed Companies (CSRC Announcement [2022] No. 3) (《上市公司監管指引第3號–上市公司現金分紅》(證監會公告[2022]3號)) issued by the CSRC and other relevant requirements, the Board has considered and approved the Dividend Distribution and Return Plan for Shareholders for the Next Three Years (2023-2025) of China Petroleum & Chemical Corporation, which has further clarified, among others, the profit distribution methods, conditions for and rates of cash dividend and the time interval for profit distribution and improved the decision-making mechanism and adjusting mechanism for profit distribution.
The remedial measures formulated by the Company to mitigate the dilution do not constitute any guarantee of the Company’s future profit. Investors should not make their investment decisions in reliance on such measures. The Company accepts no responsibility for compensating for any loss incurred by investors as a result of making investment decisions based on such measures. Investors should be aware of the relevant investment risks.
VI.
THE COMMITMENTS OF THE CONTROLLING SHAREHOLDER, DE FACTO CONTROLLER, DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY ON THE EFFECTIVE IMPLEMENTATION OF THE REMEDIAL MEASURES TO MITIGATE THE DILUTION OF CURRENT RETURNS BY THE ISSUANCE

In order to ensure the effective implementation of the remedial measures to be adopted by the Company to mitigate the dilution of current returns upon completion of the Issuance, in accordance with the relevant requirements of the CSRC, all the Directors and the senior management of the Company have made the following commitments:
“1.	not to damage the Company’s interests by transferring benefits to any other entity or individual free of charge or under unfair conditions or otherwise.
2.	to limit my duty-related consumption.
3.	not to use the Company’s assets to engage in investment and consumption irrelevant to the performance of my duties.

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE PROPOSED ISSUANCE OF A SHARES, REMEDIAL MEASURES AND THE COMMITMENTS OF RELATED ENTITIES

4.	to link the remuneration system developed by the Board or the Remuneration and Appraisal Committee with the implementation of the Company’s remedial measures to mitigate the dilutive effect.
5.
to link the conditions for the exercise of the Company’s equity incentives proposed to be issued with the implementation of the Company’s remedial measures to mitigate the dilutive effect if the Company intends to implement equity incentives in the future.

6.
from the date of the commitment letter until completion of the proposed Issuance of A Shares, if the CSRC issues new regulatory requirements on remedial measures and commitments and the aforesaid commitments cannot satisfy such new regulatory requirements of the CSRC, to provide supplementary commitments in accordance with the new requirements of the CSRC.

7.	if I breach any of such commitments and cause loss to the Company or investors, to assume responsibility for compensation pursuant to law.”
For the purpose of ensuring the effective implementation of the remedial measures to be adopted by the Company to mitigate the dilution of current returns, in accordance with the relevant requirements of the CSRC, China Petrochemical Corporation, the controlling Shareholder and de facto controller of the Company, has made the following commitments:
“1. not to intervene in the Company’s operation and management beyond its authority or misappropriate the Company’s interests.
2.
from the date of this commitment letter until completion of the proposed Issuance of A Shares of Sinopec Corp., if the CSRC issues new regulatory requirements on remedial measures and commitments and the aforesaid commitments in the commitment letter cannot satisfy such new regulatory requirements of the CSRC, to provide supplementary commitments in accordance with the new requirements of the CSRC.

3.	if the company breaches any of such commitments and causes loss to the Company or investors, to assume responsibility for compensation pursuant to law.”

APPENDIX IV	DIVIDEND DISTRIBUTION AND RETURN PLAN FOR SHAREHOLDERS FOR THE NEXT THREE YEARS (2023-2025)

In accordance with the requirements of the laws and regulations including the Notice regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37) (《關於進一步落實上市公司現金分紅有關事項的通知》(證監發[2012]37 號)), the No. 3 Guidelines for the Supervision on Listed Companies – Cash Dividend Distribution of Listed Companies (2022 Revision) (CSRC Announcement [2022] No. 3) (《上市公司監管指引第3號–上市公司現金分紅(2022年修訂)》(證監會公告[2022]3號)) issued by the CSRC and the Articles of Association of China Petroleum & Chemical Corporation (the “Articles of Association”), in order to further implement the dividend distribution policy, regulate cash dividend of China Petroleum & Chemical Corporation (the “Company”), enhance the transparency of decision-making process for cash dividend and safeguard the legitimate rights and interests of investors, the Company formulated the Dividend Distribution and Return Plan for Shareholders of China Petroleum & Chemical Corporation for the Next Three Years (2023-2025) (the “Plan”). The Plan was considered and approved at the fifteenth meeting of the eighth session of the Board of the Company, and will be proposed to the general meeting for consideration, the details of which are as follows:

I.	CONSIDERATIONS OF THE COMPANY IN THE FORMULATION OF THE PLAN
The Company focuses on its strategic objectives and future sustainable development, and after giving full consideration to its current and future profit scale, stage of development and financing environment, etc. on the basis of comprehensive analysis of the Company’s actual situation, business development goals, cash flows and future development needs, etc., the Company establishes a continuous and stable return plan and mechanism for its investors, so as to make systematic profit distribution, in order to ensure the continuity and stability of its profit distribution policy.
II.	PRINCIPLES FOR THE FORMULATION OF THE PLAN
The Company places emphasis on delivering reasonable return to the investors. The Company shall pay due attention to the opinions of minority Shareholders through various channels when allocating its profits. The profit distribution policy of the Company shall be continuous and stable, taking into account of the long-term interests of the Company, the overall interests of all Shareholders and the Company’s sustainable development.

APPENDIX IV	DIVIDEND DISTRIBUTION AND RETURN PLAN FOR SHAREHOLDERS FOR THE NEXT THREE YEARS (2023-2025)

III.	DIVIDEND DISTRIBUTION AND RETURN PLAN FOR SHAREHOLDERS OF THE COMPANY FOR THE NEXT THREE YEARS (2023-2025)
1.
Forms of dividend distribution: The Company may distribute dividends in cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash.

2.
Conditions for and proportions of cash dividend distribution: The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty percent of the Company’s net profit of the company in the current year.

3.
Intervals of dividend distribution: The Company shall, in principle, distribute dividends at least once a year on the premise that the conditions for dividend distribution are satisfied and the normal operation and long-term development of the Company are ensured. The Company may make interim dividend distribution.

4.
Conditions under which shares will be issued in lieu of dividends: Where the Company’s business is in sound condition, and distributing dividend in shares will be favorable to the overall interests of the Shareholders of the Company, provided that the above conditions for cash dividend distribution are fully satisfied, the Company may propose dividend distribution in shares.

IV.	DECISION-MAKING MECHANISM RELATED TO DIVIDEND DISTRIBUTION
1.
The management of the Company shall, after fully considering a variety of factors such as the profit scale, cash flows, development stage and current funding needs of the Company together with the opinions of Shareholders (especially those of minority Shareholders), formulate the dividend distribution plan and submit the same to the Board for consideration. Independent Directors shall issue independent opinions on such plan which shall be proposed subsequently to the general meeting for approval. Before the general meeting considers the profit distribution policy and the profit distribution proposal submitted by the Board, the Company shall communicate with minority Shareholders through various channels, and pay due attention to the opinions and concerns of minority Shareholders.

APPENDIX IV	DIVIDEND DISTRIBUTION AND RETURN PLAN FOR SHAREHOLDERS FOR THE NEXT THREE YEARS (2023-2025)

2.	The Company’s board of supervisors shall supervise the implementation and decision-making process of the Company’s profit distribution policy implemented by the Board.
3.
If the conditions for cash dividend distribution have been satisfied and the Company does not distribute cash dividends for special reasons, the Board shall provide comprehensive explanation regarding the matters including detailed reasons for not distributing cash dividends and the exact use of and expected investment return on undistributed profits. After independent Directors having issued opinions thereon, such matters shall be submitted to the general meeting for consideration and be disclosed.

V.	ADJUSTMENT MECHANISM FOR RETURN PLAN FOR SHAREHOLDERS
The Company may adjust the Plan in case of war, natural disasters and other force majeure events, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial condition, or where the Board of the Company considers it necessary. The Board shall, upon detailed discussion and investigation, fully take the opinions of the independent Directors into account, and the independent Directors shall perform due diligence by expressing opinions. Such adjustment shall be proposed at the general meeting for voting upon consideration and approval by the Board, and shall be voted and passed by more than two thirds of voting rights held by Shareholders present.
VI.	DISCLOSURE OF IMPLEMENTATION OF DIVIDEND DISTRIBUTION PLAN AND CASH DIVIDEND POLICY
The Company shall disclose in detail its formulation, implementation and adjustment of the profit distribution policy in its annual report; should there be any adjustment or change to the profit distribution policy, detailed descriptions shall be provided as to whether the conditions and procedures for such adjustment or change are compliant. If the conditions for cash dividend distribution have been satisfied and the Company does not propose a cash dividend distribution plan, the Company shall, in its annual report, describe in detail such reasons as well as the purpose and usage plan for cash retained in the Company that is not distributed as cash dividends, and independent Directors shall issue independent opinions thereon.
VII.	SUPPLEMENTARY PROVISIONS
In case of any matter that has not been covered in this Plan, the laws, regulations, normative documents and the Articles of Association shall apply. This Plan shall be interpreted by the Board of the Company and shall take effect from the date on which it is considered and approved at the general meeting of the Company and the issuance of A Shares to target subscribers by the Company in 2023 is completed.

APPENDIX V	EXPLANATORY STATEMENT

In accordance with the Hong Kong Listing Rules, this appendix serves as the explanatory statement to provide you with requisite information reasonably necessary to enable you to make an informed decision on whether to vote for or against the special resolution(s) to be proposed at the AGM and the Class Meetings for the grant of the Buy-back Mandate to the Directors.
BUY-BACK MANDATE
Reasons for Buying Back Shares
The Directors believe that the grant of Buy-back Mandate has comprehensively taken into consideration the overall value of the Company, Shareholders’ interests and future development needs and is flexible and feasible, and that the flexibility afforded by the Buy-back Mandate would be beneficial to and in the best interest of the Company and its Shareholders. Such buy-backs may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company. Such buy-backs will only be made when the Directors believe that such buy-backs will benefit the Company and its Shareholders.
Exercise of the Buy-back Mandate
Subject to the passing of the relevant special resolution(s) set out in the notice, the special resolution(s) approving the grant to the Board of the Buy-back Mandate at the A Shareholders Class Meeting and H Shareholders Class Meeting, the Board will be granted the Buy-back Mandate until the earlier of: (a) the conclusion of the next annual general meeting of the Company; or (b) the date on which the authority conferred by this proposal is revoked or varied by a special resolution at an annual general meeting and/or a class meeting of A Shares and/or a class meeting of H Shares (“Relevant Period”). If the Board decides to buy back A Shares during the relevant period, such A Share buy-backs may need to be pursued or implemented after the end of the Relevant Period.
The exercise in full of the A Share Buy-back Mandate (on the basis of 95,115,471,046 A Shares in issue as at the Latest Practicable Date and there is no change to the number of issued A Shares prior to the date of the AGM, the A Shareholders Class Meeting and H Shareholders Class Meeting) would result in a maximum of 9,511,547,104 A Shares being bought back by the Company during the Relevant Period, being the maximum of 10% of the total A Shares in issue as at the date of passing the relevant resolution(s).
The exercise in full of the H Share Buy-back Mandate (on the basis of 24,780,936,600 H Shares in issue as at the Latest Practicable Date and there is no change to the number of issued H Shares prior to the date of the AGM, the A Shareholders Class Meeting and H Shareholders Class Meeting) would result in a maximum of 2,478,093,660 H Shares being bought back by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolution(s).

APPENDIX V	EXPLANATORY STATEMENT

Funding of Buy-backs
In buying back its Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.
The Company is empowered by its Articles of Association to buy back its Shares. Under PRC laws, H Shares so bought back will be treated as cancelled and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled. The Company may not buy back securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time. A share bought back will be dealt with in accordance with relevant PRC laws and regulations, Articles of Association and Shanghai Listing Rules.
GENERAL
The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company in the event that the Buy-back Mandate is to be exercised in full at any time during the proposed buy-back period (as compared with the position disclosed in the latest published audited accounts contained in the annual report of the Company for the year ended 31 December 2022). However, the Directors will not propose to exercise the Buy-back Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels of the Company. The number of A Shares and/or H Shares to be bought back on any occasion and the price and other terms upon which the same are bought back will be decided by the Directors at the relevant time having regarded to the circumstances then prevailing, in the best interests of the Company.
The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make buy-backs under the Buy-back Mandate in accordance with the Hong Kong Listing Rules, the Articles of Association and the applicable laws, rules and regulations of the PRC.

APPENDIX V	EXPLANATORY STATEMENT

H SHARE PRICES
The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

Date	Highest	Lowest
	HK$	HK$

2022
March	4.00	3.25
April	4.07	3.80
May	4.19	3.76
June	3.85	3.38
July	3.72	3.41
August	3.82	3.55
September	3.72	3.26
October	3.51	3.06
November	3.68	3.13
December	3.86	3.55

2023
January	4.32	3.74
February	4.31	3.98
March	4.97	4.01
April (up to the Latest Practicable Date)	4.77	4.60

APPENDIX V	EXPLANATORY STATEMENT

SHARE BOUGHT BACK BY THE COMPANY
Details of the Shares bought back by the Company (whether on the Hong Kong Stock Exchange or otherwise) in the six months prior to the Latest Practicable Date are as follows:
A Shares repurchased by the Company:
	Number of Shares repurchased	Highest price	Lowest price	Aggregate amount
		RMB	RMB	RMB

2022
October	191,000,057	4.35	4.07	817,300,138.38
November	203,299,943	4.50	4.06	866,958,347.63
December	–	–	–	–

2023
January	–	–	–	–
February	–	–	–	–
March	–	–	–	–

H Shares repurchased by the Company:
	Number of Shares repurchased	Highest price	Lowest price	Aggregate amount
		HK$	HK$	HK$

2022
October	63,000,000	3.22	3.06	197,662,500.00
November	535,822,000	3.67	3.13	1,823,541,375.60
December	79,266,000	3.75	3.56	289,276,443.80

2023
January	–	–	–	–
February	–	–	–	–
March	–	–	–	–

APPENDIX V	EXPLANATORY STATEMENT

DISCLOSURE OF INTERESTS
If as a result of a share buy-back by the Company, a substantial Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company or become obligated to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.
The Directors are not aware of any consequences which will arise under the Takeovers Code and/or any similar applicable law, as a result of any buy-backs to be made under the Buy-back Mandate. Moreover, the Directors will not make share buy-backs on the Hong Kong Stock Exchange if such buy-backs would result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.
None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their close associates has a present intention to sell A Shares and/or H Shares to the Company under the Buy-back Mandate in the event that the Buy-back Mandate is approved by the Shareholders and the conditions (if any) to which the Buy-back Mandate is subject are fulfilled.
The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any A Shares and/or H Shares to the Company, or that they have undertaken not to sell any A Shares and/or H Shares held by them to the Company in the event that the Buy-back Mandate is approved by its Shareholders and the conditions (if any) to which the Buy-back Mandate is subject are fulfilled.

APPENDIX VI	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT
This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.
2.	DISCLOSURE OF INTERESTS
(a)	Directors, Supervisors and chief executives of the Company
As at the Latest Practicable Date, the interest or short positions of the Directors, Supervisors and chief executive of the Company in Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Hong Kong Listing Rules, to be notified to the Company and the Stock Exchange, are as follows:
				Approximate shareholding percentage
Name	Class of shares	Number of shares held	Capacity	% of relevant class of Shares	% of total issued share capital of the Company

Ling Yiqun	A Shares	13,000 (L)	Beneficial owner	0.00%	0.00%

(L)	denotes long position.
Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company had any interests or short positions in Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

APPENDIX VI	GENERAL INFORMATION

(b)	Substantial shareholders
As at the Latest Practicable Date, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the Shares and underlying Shares which were recorded in the register required to be kept by the Company under section 336 of the SFO or would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO:
Approximate shareholding percentage
Name	Class of shares	Number of shares held	Capacity	% of relevant class of Shares	% of total issued share capital of the Company

China Petrochemical Corporation	A Shares	80,572,167,393 (L)	Beneficial owner	84.71% (L)	67.20% (L)
	H Shares	767,916,000 (L)(Note 1)	Interest of controlled corporation	3.10% (L)	0.64% (L)
BlackRock, Inc.	H Shares	1,478,323,810 (L)	Interest of controlled corporation	5.97% (L)	1.23% (L)
		20,902,000 (S)		0.08% (S)	0.02% (S)
Citigroup Inc.	H Shares	1,472,211,404 (L) 40,723,672 (S)	Interest of controlled corporation	5.94% (L) 0.16% (S)	1.23% (L) 0.03% (S)
		1,377,999,423 (P)	Approved lending agent	5.56% (P)	1.15% (P)
Brown Brothers Harriman & Co.	H Shares	1,243,017,907 (L)	Approved lending agent	5.02% (L) 5.02% (P)	1.04% (L) 1.04% (P)
		1,243,017,907 (P)	Approved lending agent
(L)	denotes long position.
(S)	denotes short position.
(P)	denotes lending pool.
Note:
1.	Sinopec Century Bright Capital Investment Ltd., a wholly-owned subsidiary of China Petrochemical Corporation, held 767,916,000 H Shares.

APPENDIX VI	GENERAL INFORMATION

Save as disclosed above, so far as the Directors are aware, as at the Latest Practicable Date, no other person had any interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO.
Save as disclosed below, as at the Latest Practicable Date, none of the Directors was a director or employee of a company which has an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO:
(1)	Mr. Ma Yongsheng as the Chairman of China Petrochemical Corporation.
(2)	Mr. Zhao Dong as the director and President of China Petrochemical Corporation.
(3)	Mr. Yu Baocai as the Vice President of China Petrochemical Corporation.
(4)	Mr. Ling Yiqun as the Vice President of China Petrochemical Corporation.
(5)	Mr. Li Yonglin as the Vice President of China Petrochemical Corporation.
3.	MATERIAL INTERESTS
(a)
As at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since 31 December 2022 (being the date to which the latest published audited financial statements of the Company were made up), acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)
As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

4.	COMPETING INTERESTS
As at the Latest Practicable Date, none of the Directors, Supervisors or their respective close associates has any competing interests which would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling shareholder of the Company.
5.	SERVICE CONTRACTS
As at the Latest Practicable Date, none of the Directors or Supervisors has any existing or proposed service contract with any member of the Group which did not expire or was not determinable by the Group within one year without payment of compensation (other than statutory compensation).

APPENDIX VI	GENERAL INFORMATION

6.	MATERIAL ADVERSE CHANGE
As at the Latest Practicable Date, there had been no material adverse change in the financial or trading position of the Group since 31 December 2022 (being the date to which the latest published audited financial statements of the Company were made up).
7.	QUALIFICATION AND CONSENT OF EXPERT
The following is the qualifications of the expert who has given opinion or advice contained or referred to in this circular:
Name	Qualifications
Somerley Capital Limited	a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, the Independent Financial Adviser had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.
As at the Latest Practicable Date, the Independent Financial Adviser had no interest, direct or indirect, in any assets which had been, since 31 December 2022 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.
The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter/report on the same date and references to its name in the form and context in which it appears.
8.	DOCUMENTS ON DISPLAY
A copy of the Subscription Agreement will be available on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sinopec.com) from the date of this circular up to and including 26 April 2023.

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023
NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for 2022 will be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 30 May 2023 at 9:00 a.m. and that the first H shareholders class meeting of Sinopec Corp. for 2023 (the “H Shareholders Class Meeting”) will be held at the same venue immediately following the conclusion of the AGM and the first A shareholders class meeting of Sinopec Corp. for 2023.
Unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 13 April 2023 (the “Circular”).
Resolutions to be considered and approved at the Annual General Meeting
By way of non-cumulative voting:
1.	To consider and approve the Report of the Board of Directors for 2022 of Sinopec Corp.
2.	To consider and approve the Report of the Board of Supervisors for 2022 of Sinopec Corp.
3.	To consider and approve the audited financial reports of the Company for the year ended 31 December 2022 prepared by KPMG Huazhen LLP and KPMG.
4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2022.
It is proposed by the Board to the Shareholders at the AGM to consider and approve the distribution of a final dividend of RMB0.195 (tax inclusive) per share held by the shareholders on the relevant record date (20 June 2023), combining with the interim dividend of RMB0.16 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.355 (tax inclusive) per share for the year 2022.

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

5.	To authorise the Board of Sinopec Corp. to determine the interim profit distribution plan for the year 2023.
6.	To consider and approve the re-appointment of KPMG Huazhen LLP and KPMG as the external auditors of Sinopec Corp. for the year 2023, and to authorise the Board to determine their remunerations.
7.	To elect Mr. Lv Lianggong as an executive director of the eighth session of the Board of the Company.
8.	To consider and approve the resolution in relation to reduction of the registered capital and amendments to the Articles of Association.
9.	To authorise the Board of Sinopec Corp. to determine the issuance of debt financing instrument(s):
A proposal will be submitted to the AGM for granting a mandate to the Board (or Director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the registration, the actual amount to be issued, interest rate, term, target of issuance, use of proceeds of the relevant debt financing instruments, preparation, signing and disclosure of all necessary documents, and to deal with other relevant matters related to the issuance of debt financing instrument(s) under this resolution. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, asset backed notes, corporate bonds, asset backed securities, overseas market bonds in RMB and/or foreign currency, etc.
Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a Director designated by the Chairman to carry out the above matters of registration and issuance.
This resolution will expire at the conclusion of the 2023 annual general meeting of Sinopec Corp. after being approved at the AGM.
10.	To grant to the Board of Sinopec Corp. a general mandate to issue new domestic shares and/or overseas-listed foreign shares of the Company:
Pursuant to the relevant requirements in the Articles of Association, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and overseas listed foreign shares (H

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.
On 18 May 2022, the annual general meeting of the Company for 2021 had approved the granting of a general mandate to the Board (or the Directors authorised by the Board) to issue domestic shares and/or overseas listed foreign shares of the Company (the “2021 General Mandate”). From the date of granting the 2021 General Mandate up to the Latest Practicable Date, the Board approved the Proposed Issuance of A Shares, which is still subject to the approval of Shareholders at the AGM. Save as disclosed above, there is no other issuance of Shares under the 2021 General mandate.
In order to keep the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to the Board (or the Directors authorised by the Board) to issue A Shares and H Shares of the Company by way of special resolution (“General Mandate”):
(1)
To authorise the Board (or the Directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares of Sinopec Corp. (“Similar Rights”) not exceeding 20% of each class of the existing A Shares and H Shares in issue (calculated on the total share capital in issue at the time when this resolution is passed at the AGM). However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares is still subject to shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the PRC.

(2)
Subject to paragraphs (4) and (5) and pursuant to the Company Law of the People’s Republic of China and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the Directors authorised by the Board) of all the rights of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including but not limited to the following terms:

a.	class and number of new shares to be issued;
b.	price determination method of new shares and/or issue price (including price range);
c.	the starting and closing dates for the issuance;

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

d.	class and number of the new shares to be issued to existing shareholders; and/or
e.	the making or granting of offers, agreements, options, convertible rights or other relevant rights which might require the exercise of such powers.
(3)
The approval in paragraph (2) will authorise the Board (or the Directors authorised by the Board) to make or grant offers, agreements and options during the Relevant Period that need or might need to be continued or implemented after the Relevant Period.

(4)
The aggregate amount of new A Shares and H Shares agreed conditionally or unconditionally to be allotted, issued and dealt with separately or concurrently (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) during the Relevant Period pursuant to the approval in paragraph (2), other than issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the AGM.

(5)
In exercising the powers granted in paragraph (2), the Board (or the Directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulations stipulated (as amended from time to time) by the places where Sinopec Corp. is listed; and (ii) obtain registration from China Securities Regulatory Commission and/or approval from other relevant PRC government departments.

(6)	For the purpose of this resolution, the relevant period shall commence from the date of considering and approving this resolution at the AGM and will expire on the earliest among (“Relevant Period”):
i.	twelve months from the date of passing this resolution at the AGM;
ii.	the conclusion of the next annual general meeting of Sinopec Corp.; and
iii.	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.
(7)
The Board (or the Directors authorised by the Board), subject to the consent of the relevant authorities of the PRC and in accordance with the relevant laws, regulations and rules stipulated by the places where Sinopec Corp. is listed and the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

(8)
To authorise the Board (or the Directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(9)
Subject to the consent of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.

11.	To grant to the Board of Sinopec Corp. a mandate to buy back domestic shares and/or overseas-listed foreign shares of the Company:
(1)
The Board (or the Director authorised by the Board) be and is hereby authorised to buy back A Shares not exceeding 10% of the number of A Shares of the Company in issue, calculated on the basis of the total share capital at the time when this resolution is considered and approved by the AGM and the Class Meetings, in accordance with market conditions and the needs of the Company, in order to maintain the value of the Company and the interests of shareholders, or to use the Shares for purposes including, but not limited to, employee stock ownership plan or equity incentive, conversion of corporate bonds issued by the Company that are convertible into shares, etc.

(2)
The Board (or the Director authorised by the Board) be and is hereby authorised to buy back H Shares not exceeding 10% of the number of H Shares of the Company in issue, calculated on the basis of the total share capital at the time when this proposal is considered and approved by the AGM and the Class Meetings, in accordance with market conditions and the needs of the Company.

(3)	The Board (or the Director authorised by the Board) be and is hereby authorised to, among other things:
a.
formulate and implement specific buy-back plans including but not limited to the type of shares to be bought back, the buy-back price, and the number of shares to be bought back and to determine the timing and period of buy-back;

b.
notify the creditors and publish announcements in accordance with the provisions of the Company Law of the PRC and other relevant laws, regulations and regulatory documents and the Articles of Association of the Company (if applicable);

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

c.	open a foreign stock account and complete the corresponding registration procedure of the change in foreign exchange;
d.	fulfil the relevant approval or filing procedures in accordance with the requirements of the regulatory authorities and the place of listing of the Company (if applicable);
e.
complete the procedure for the transfer or cancellation of the shares bought back according to the actual buy-back, to amend the Articles of Association with respect to, including but not limited to, the total share capital, shareholding structure, and to perform the relevant domestic and foreign registration and filing procedures related to buy-back according to the statutory requirements in the PRC and foreign regions; and

f.	sign and execute other documents and complete other matters related to the buy-back of shares.
(4)
The above general mandate shall not exceed the relevant period (“Relevant Period”), which shall start from the date of approval of this resolution by way of special resolution at the AGM and the Class Meetings until whichever is the earlier of:

a.	the conclusion of the next annual general meeting of the Company; or
b.
the date on which the authority conferred by this proposal is revoked or varied by a special resolution at an annual general meeting and/or a class meeting of A Shares and/or a class meeting of H Shares.

If the Board decides to buy back A Shares during the Relevant Period, such buy-back may need to be pursued or implemented after the end of the Relevant Period.
(5)
Subject to the authorisation of the AGM and the Class Meetings, the Board continues to authorise the Chairman and/or a Director designated by the Chairman to specifically handle the aforesaid buy-back.

12.	To consider and approve the resolution regarding the satisfaction of the conditions of the issuance of A Shares to target subscribers by the Company.
13.	To consider and approve the resolutions regarding the Plan of the Proposed Issuance of A Shares:
13.01	Type and par value of shares to be issued;

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

13.02	Manner and timing of issuance;
13.03	Subscriber and manner of subscription;
13.04	Pricing benchmark date, Issue Price and pricing principles;
13.05	Number of shares to be issued;
13.06	Lock-up period;
13.07	Amount and use of proceeds;
13.08	Place of listing;
13.09	Arrangement of accumulated undistributed profits;
13.10	Validity period.
14.	To consider and approve the resolution regarding the Proposal of the Proposed Issuance of A Shares.
15.	To consider and approve the resolution regarding the Demonstration and Analysis Report on the Plan of the Proposed Issuance of A Shares.
16.	To consider and approve the resolution regarding the connected transaction involved in the Proposed Issuance of A Shares.
17.	To consider and approve the resolution regarding the conditional Subscription Agreement entered into between the Company and China Petrochemical Corporation.
18.	To consider and approve the resolution regarding the Feasibility Report on the Use of Proceeds Raised from the Proposed Issuance of A Shares.
19.	To consider and approve the resolution regarding the dilution of current returns by the Proposed Issuance of A Shares, remedial measures and the commitments of related entities.
20.	To consider and approve the resolution regarding the Dividend Distribution and Return Plan for Shareholders for the Next Three Years (2023-2025).
21.	To consider and approve the resolution regarding the authorisation to the Board at the AGM with full power to deal with all matters relating to the Proposed Issuance of A Shares.

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

22.	To consider and approve the resolution regarding the authorisation to the Board at the AGM to amend the Articles of Association in accordance with the situation of the Proposed Issuance of A Shares.
Resolutions 1 to 7, 12, 14, 18 to 20 are ordinary resolutions and Resolutions 8 to 11, 13, 15 to 17, 21 and 22 are special resolutions.
Resolutions to be considered and approved at the H Shareholders Class Meeting
By way of non-cumulative voting and by special resolution
1.	To grant to the Board of Sinopec Corp. a mandate to buy back domestic shares and/or overseas-listed foreign shares of the Company:
(1)
The Board (or the Director authorised by the Board) be and is hereby authorised to buy back A Shares not exceeding 10% of the number of A Shares of the Company in issue, calculated on the basis of the total share capital at the time when this resolution is considered and approved by the AGM and the Class Meetings, in accordance with market conditions and the needs of the Company, in order to maintain the value of the Company and the interests of shareholders, or to use the Shares for purposes including, but not limited to, employee stock ownership plan or equity incentive, conversion of corporate bonds issued by the Company that are convertible into shares, etc.

(2)
The Board (or the Director authorised by the Board) be and is hereby authorised to buy back H Shares not exceeding 10% of the number of H Shares of the Company in issue, calculated on the basis of the total share capital at the time when this proposal is considered and approved by the AGM and the Class Meetings, in accordance with market conditions and the needs of the Company.

(3)	The Board (or the Director authorised by the Board) be and is hereby authorised to, among other things:
a.
formulate and implement specific buy-back plans including but not limited to the type of shares to be bought back, the buy-back price, and the number of shares to be bought back and to determine the timing and period of buy-back;

b.
notify the creditors and publish announcements in accordance with the provisions of the Company Law of the PRC and other relevant laws, regulations and regulatory documents and the Articles of Association of the Company (if applicable);

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

c.	open a foreign stock account and complete the corresponding registration procedure of the change in foreign exchange;
d.	fulfil the relevant approval or filing procedures in accordance with the requirements of the regulatory authorities and the place of listing of the
Company (if applicable);
e.
complete the procedure for the transfer or cancellation of the shares bought back according to the actual buy-back, to amend the Articles of Association with respect to, including but not limited to, the total share capital, shareholding structure, and to perform the relevant domestic and foreign registration and filing procedures related to buy-back according to the statutory requirements in the PRC and foreign regions; and

f.	sign and execute other documents and complete other matters related to the buy-back of shares.
(4)
The above general mandate shall not exceed the relevant period (“Relevant Period”), which shall start from the date of approval of this resolution by way of special resolution at the AGM and the Class Meetings until whichever is the earlier of:

a.	the conclusion of the next annual general meeting of the Company; or
b.
the date on which the authority conferred by this proposal is revoked or varied by a special resolution at an annual general meeting and/or a class meeting of A Shares and/or a class meeting of H Shares.

If the Board decides to buy back A Shares during the Relevant Period, such buy-back may need to be pursued or implemented after the end of the Relevant Period.
(5)
Subject to the authorisation of the AGM and the Class Meetings, the Board continues to authorise the Chairman and/or a Director designated by the Chairman to specifically handle the aforesaid buy-back.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
13 April 2023

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

Notes:
I.	ATTENDEES OF THE AGM AND THE H SHAREHOLDERS CLASS MEETING
1.	Eligibility for attending the AGM and the H Shareholders Class Meeting
Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 28 April 2023 are eligible to attend the Annual General Meeting. Holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 28 April 2023 are also eligible to attend the H Shareholders Class Meeting. Holders of H Shares who wish to attend the AGM and/or the H Shareholders Class Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) before 4:30 p.m. on Thursday, 27 April 2023.
2.	Proxy
(1)
A member eligible to attend and vote at the AGM and the H Shareholders Class Meeting (the “Meetings”) is entitled to appoint, in written form, the one or more proxies to attend and vote at the AGM and/or the H Shareholders Class Meeting on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting (i.e. before 9:00 a.m. on 29 May 2023, Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Board Secretariat of Sinopec Corp. (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder(s) of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.
3.	The directors, supervisors and senior management of Sinopec Corp.
4.	Legal advisors of Sinopec Corp.
5.	Others
II.	REGISTRATION PROCEDURES FOR ATTENDING THE AGM AND THE H SHAREHOLDERS CLASS MEETING
1.
A shareholder or his proxy shall produce proof of identity when attending the Meetings. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Meetings by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the Meetings.

2.
Holders of H Shares intending to attend the Meetings should return the reply slip for attending the Meetings to Board Secretariat of Sinopec Corp. during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 10 May 2023 in person, by post or by fax.

3.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Friday, 28 April 2023 to Tuesday, 30 May 2023 (both days inclusive).

NOTICE OF ANNUAL GENERAL MEETING FOR 2022 AND FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

III.	MISCELLANEOUS
1.	The details of the ordinary resolutions No. 1 to No. 3 above are included in the 2022 annual report of the Company.
2.	The AGM and the H Shareholders Class Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.
3.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 188 Yanggao South Road, Shanghai Pilot Free Trade Zone, PRC.

4.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
5.	The contact for the AGM and the H Shareholders Class Meeting is:
Board Secretariat of Sinopec Corp.
22 Chaoyangmen North Street
Chaoyang District Beijing 100728
PRC
Attn: Chen Dongdong
Telephone No.: (+86) 10 5996 9671
Facsimile No.: (+86) 10 5996 0386
As of the date of this notice, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Document 2
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Number of shares related to this proxy form(Note 2)
Proxy Form for the First H Shareholders Class Meeting for 2023
I (We)(note 1)

of

being the holder(s) of	H Share(s)(note 2) of China Petroleum & Chemical

Corporation (“Sinopec Corp.” or the “Company”) now appoint

of	Tel. No.:	the chairman of

(I.D. No.: the meeting(note 3) as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the first H shareholders class meeting of Sinopec Corp. for 2023 (“H Shareholders Class Meeting”) to be held at 9:00 a.m. on Tuesday, 30 May 2023 at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, China immediately following the conclusion of the annual general meeting of Sinopec Corp. for 2022 (“AGM”) and the first A shareholders class meeting of Sinopec Corp. for 2023. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.
H Shareholders Class Meeting
No.	By way of non-cumulative voting and special resolution	For(Note 4)	Against (Note 4)
1.	To grant to the Board of Sinopec Corp. a mandate to buy back domestic shares and/or overseas-listed foreign shares of the Company.

Date	2023	Signature(s):	(note 5)

Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the meeting will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend, speak and vote in the meeting provided that such proxies must attend the H Shareholders Class Meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	Resolution No. 1 is a special resolution.
7.
In the case of joint holders of shares, any one of such persons may vote at the H Shareholders Class Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the H Shareholders Class Meeting in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted and the other joint holders will have no further voting rights.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at least 24 hours before the time designated for the holding of the AGM (ie. before 9:00 a.m., 29 May 2023 Hong Kong time). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the H Shareholders Class Meeting and the relevant proxy form can be deemed as void.

Document 3
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Number of shares related to this proxy form(Note 2)
Proxy Form for the Annual General Meeting for 2022
I (We)(note 1)

of

being the holder(s) of	H Share(s)(note 2) of China Petroleum & Chemical

Corporation (“Sinopec Corp.” or the “Company”) now appoint

of	Tel. No.:	the chairman of

of (I.D. No.: meeting(note 3) as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for 2022 (“AGM”) to be held at 9:00 a.m. on Tuesday, 30 May 2023 at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.
Unless otherwise stated, capitalized terms used herein shall have the same meanings as that defined in the circular of the Company dated 13 April 2023.
AGM
No.	By way of non-cumulative voting	For (Note 4)	Against (Note 4)
1.	To consider and approve the Report of the Board of Directors for 2022 of Sinopec Corp.
2.	To consider and approve the Report of the Board of Supervisors for 2022 of Sinopec Corp.
3.	To consider and approve the Report of the Board of Supervisors for 2022 of Sinopec Corp. and KPMG.
4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2022.
5.	To authorise the Board of Sinopec Corp. to determine the interim profit distribution plan for the year 2023.
6.	To consider and approve the re-appointment of KPMG Huazhen LLP and KPMG as the external auditors of Sinopec Corp. for the year 2023, and to authorise the Board to determine their remunerations.
7.	To elect Mr. Lv Lianggong as an executive director of the eighth session of the Board of the Company.

8.	To consider and approve the resolution in relation to reduction of the registered capital and amendments to the Articles of Association.
9.	To authorise the Board of Sinopec Corp. to determine the issuance of debt financing instrument(s).
10.	To grant to the Board of Sinopec Corp. a general mandate to issue new domestic shares and/or overseas-listed foreign shares of the Company.
11.	To grant to the Board of Sinopec Corp. a mandate to buy back domestic shares and/or overseas-listed foreign shares of the Company.
12.	To consider and approve the resolution regarding the satisfaction of the conditions of the issuance of A Shares to target subscribers by the Company.
13.00	To consider and approve the resolutions regarding the Plan of the Proposed Issuance of A Shares:
13.01	Type and par value of shares to be issued;
13.02	Manner and timing of issuance;
13.03	Subscriber and manner of subscription;
13.04	Pricing benchmark date, Issue Price and pricing principles;
13.05	Number of shares to be issued;
13.06	Lock-up period;
13.07	Amount and use of proceeds;
13.08	Place of listing;
13.09	Arrangement of accumulated undistributed profits;
13.10	Validity period.
14.	To consider and approve the resolution regarding the Proposal of the Proposed Issuance of A Shares.
15.	To consider and approve the resolution regarding the Demonstration and Analysis Report on the Plan of the Proposed Issuance of A Shares.
16.	To consider and approve the resolution regarding the connected transaction involved in the Proposed Issuance of A Shares.
17.	To consider and approve the resolution regarding the conditional Subscription Agreement entered into between the Company and China Petrochemical Corporation.
18.	To consider and approve the resolution regarding the Feasibility Report on the Use of Proceeds Raised from the Proposed Issuance of A Shares.
19.	To consider and approve the resolution regarding the dilution of current returns by the Proposed Issuance of A Shares, remedial measures and the commitments of related entities.
20.	To consider and approve the resolution regarding the Dividend Distribution and Return Plan for Shareholders for the Next Three Years (2023-2025).
21.	To consider and approve the resolution regarding the authorisation to the Board at the AGM with full power to deal with all matters relating to the Proposed Issuance of A Shares.
22.	To consider and approve the resolution regarding the authorisation to the Board at the AGM to amend the Articles of Association in accordance with the situation of the Proposed Issuance of A Shares.

Date	2023	Signature(s):	(note 5)

Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend, speak and vote in the AGM provided that such proxies must attend the AGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	Resolutions Nos. 8 to 11, 13, 15 to 17, 21 and 22 are special resolutions and the others are ordinary resolutions.
7.
In the case of joint holders of shares, any one of such persons may vote at the AGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the AGM in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted and the other joint holders will have no further voting rights.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at least 24 hours before the time designated for the holding of the AGM (ie. before 9:00 a.m., 29 May 2023 Hong Kong time). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void.

Document 4
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Reply Slip for the Annual General Meeting for 2022 and the First H Shareholders Class Meeting for 2023
I (We)(note 1)
being the holder(s) of H Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the annual general meeting of Sinopec Corp. for 2022 (the “AGM”) to be held at 9:00 a.m. on Tuesday, 30 May 2023 and/or the first H shareholders class meeting of Sinopec Corp. for 2023 (the “H Shareholders Class Meeting”) to be held immediately following the conclusion of the AGM and the first A shareholders class meeting of Sinopec Corp. for 2023 at Beijing Chaoyang U-Town Crowne Plaza, No.
3 Sanfeng North Area, Chaoyang District, Beijing, PRC.

Shareholder Signature (seal)
ID No. (Business License No.)
Number of shares held
Address

Tel. No.
Date (year/month/day)
Proposed questions list (a separate sheet can be appended)
Notes:
1.	Please insert full name(s) (in Chinese or in English) in BLOCK LETTERS (must match the name in the share register of Sinopec Corp.).
2.
The reply slip should be delivered to Board Secretariat of Sinopec Corp. in person, by post or by fax during hours between 9:00 a.m. and 11:30 a.m., and 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 10 May 2023. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM and/or H Shareholders Class Meeting.

Document 5
中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

NOTIFICATION LETTER 通 知 信 函

13 April 2023
Dear Shareholder,

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of Circular, Notice, Proxy Form and Reply Slip of Annual General Meeting for the year 2022 and the First H Shareholders Class Meeting for the year 2023 (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communications is enclosed (if applicable). You may access the Current Corporate Communications on the home page of our website or browsing through the HKEXnews’ website and viewing them through Adobe® Reader®.

Shareholders may at any time choose to receive free of charge Corporate Communications(Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary they have previously conveyed to the Company. If you want to receive another printed version of the Current Corporate Communications, or you would like to change your choice of language or means of receipt of the Company’s Corporate Communications in future, please complete the Request Form in reverse side and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label and need not to affix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. You may also send email with a scanned copy of this Form to sinopec.ecom@computershare.com.hk. The Request Form may also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via website version but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly upon your request send the Current Corporate Communications to you in printed form free of charge.

Should you have any queries in relation to this letter, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.
Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note:
Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular and (f) a proxy form.

各位股東：

中國石油化工股份有限公司（「本公司」） – 2022 年股東大會及 2023 年第一次 H 股類別股東大會通函、通告、委託代理人表格及回條（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件中、英文版本已上載於本公司網站 (http://www.sinopec.com/listco/) 及香港交易所披露易網站 (www.hkexnews.hk)，歡迎瀏覽。或按安排附上本次公司通訊文件之印刷本 (如適用 )。請在本公司網站或在香港交易所披露易網站使用 Adobe ® Reader ® 開啟並瀏覽有關文件。

儘管 閣下早前曾向本公司作出公司通訊文件 ( 附註 ) 收取方式或語言版本的選擇，但仍可以隨時更改有關選擇，轉為以印刷本或網上方式收取及只收取英文印刷本、或只收取中文印刷本；或同時收取中、英文印刷本，費用全免。如 閣下欲收取本次公司通訊文件之另一語言印刷本，或欲選擇有別於 閣下所選擇的公司通訊語言版本或收取方式，以更改日後收取公司通訊文件之語言版本及收取途徑之選擇。請 閣下填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回，而毋須貼上郵票（如在香港投寄）；否則，請貼上適當的郵票，申請表格請寄回香港證券登記有限公司（「香港證券登記處」），地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。 閣下亦可把已填妥之申請表格的掃描副本電郵到 sinopec.ecom@computershare.com.hk 。申請表格亦可於本公司網站 (http://www.sinopec.com/listco/)或香港交易所披露 易網站 (www.hkexnews.hk)內下載。

股東如已選擇以網上方式收取日後公司通訊文件（或被視為已同意以網上方式收取）但因任何理由未能閱覽載於網站的本次公司通訊文件，股東只要提出要求，我們將盡快向 閣下寄上所要求的有關文件的印刷版本，費用全免。

閣下如有任何與本函有關的疑問，請致電服務熱線 (852) 2862 8688，辦公 時間為星期一至五（公眾假期除外）上午 9 時正至下午 6 時正。
代表
中國石油化工股份有限公司
副總裁、董事會秘書黃文
生
謹啟

2023 年 4 月 13 日

附註：          公司通訊文件包括但不限於：(a)董 事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通 函；及(f)委任代表表格。
CPCH-13042023-2(0)

+	CCS4698	CPCH	+

Request Form 申請表格

To:
China Petroleum & Chemical Corporation (“Company”)
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong
	致:	中國石油化工股份有限公司（「公司」） （在中華人民共和國註冊成立的股份有限公司） （股份代號：00386） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號合和中心 17M 樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese/English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們已收取本次公司通訊文件之英文／中文印刷本或已選擇（或被視為已同意）瀏覽 貴公司網站所登載之本次公司通訊文件，但現在希望以下列方式收取 貴公司本次公司通訊文件之另一語言印刷本：

(Please mark ONLY ONE（X）of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	I/We would like to receive a printed copy in English now. 本人／我們現在希望收取一份英文印刷本。

☐	I/We would like to receive a printed copy in Chinese now. 本人／我們現在希望收取一份中文印刷本。

☐	I/We would like to receive both the printed English and Chinese copies now. 本人／我們現在希望收取英文和中文各一份印刷本。

Name(s) of Shareholder(s)# 股東姓名#		Signature 簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Address# 地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Contact telephone number 聯絡電話號碼		Date 日期

# You are required to fill in the details if you download this request form from the Company’s Website.
假如你從公司網站下載本申請表格，請必須填上有關資料。

Notes 備 註：
1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.
If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid. 如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。

3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.	For the avoidance of doubt, we do not accept any special instructi ons written on this Request Form. 為免 存疑，任何在本申請表格上的額外手寫指示，本公司將不予處理。
5.
Please note that both printed English and Chinese versions of all the Company’s Corporate Communications which we have sent t o our Shareholders in the past 12 months are available from the Company on request. They are also available on the Company’s website ( http://www.sinopec.com/listco/) for five years from the date of first publication. 公司備有於過去  12 個月曾寄發予股東的公司通訊文件的中、英文版印刷本。該等通訊文件亦由首次登載日期起計，持續  5 年載於公司網站(http://www.sinopec.com/listco/ )上。

■

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited

香港中央證券登記有限公司

Freepost No. 簡便回郵號碼：37

Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this Request Form to us.

No postage is necessary if posted in Hong Kong.

當閣下寄回本申請表格時，請將郵寄標籤剪貼於信封上。

如在本港投寄，閣下無需支付郵費或貼上郵票。

Get in touch with us 與我們聯繫

Send us an enquiry 垂詢

Rate our service 評價

Lodge a complaint 投訴

Contact Us 聯繫我們

www.computershare.com/hk/contact

Document 6
中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

NOTIFICATION LETTER 通 知 信 函

13 April 2023
Dear Non-registered holder (1),

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of Circular and Notice of Annual General Meeting for the year 2022 and the First H Shareholders Class Meeting for the year 2023 (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website and viewing them through Adobe® Reader® or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing lab el at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to sinopec.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note:
(1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國石油化工股份有限公司（「本公司」） – 2022 年股東大會及 2023 年第一次 H 股類別股東大會通函及通告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站 (http://www.sinopec.com/listco/)及香港交易所披露易網站 (www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）（如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(http://www.sinopec.com/listco/)或香港交易所披露易網站
(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請致電服務熱線(852) 2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9 時正至下午 6 時正或電郵至 sinopec.ecom@computershare.com.hk 。

代 表
中 國 石 油 化 工 股 份 有 限 公 司
副總裁、董事會秘書黃 文
生
謹 啟

2023 年 4 月 13 日

附註：          (1)  此函件 乃向本公司之非登記持有人(“非登記持有人”指 股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發   出通知，希望收到公司通訊)發 出。如果 閣下已經出售或轉 讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CPCH-13042023-2(0)

+	CCS4699	CPCH_NRH	+

Request Form 申請表格

To:
China Petroleum & Chemical Corporation (“Company”)
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong
	致:	中國石油化工股份有限公司（「公司」） （在中華人民共和國註冊成立的股份有限公司） （股份代號：00386） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號合和中心 17M 樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark ONLY ONE（X）of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes 備註：
1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.
This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.
The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hon g Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

5.	上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
6.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任何在 本申請表格上的額外指示，本公司將不予處理。

*	Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of t he auditors’ report and, where applicable, its summary financial report;
(b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如 適用，財務摘要報告； (b)中期報告及如適用，中期摘要報告； (c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表 格。

Document 7

EF001

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.

Cash Dividend Announcement for Equity Issuer
Issuer name	China Petroleum & Chemical Corporation
Stock code	00386
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	Final Dividend for the year ended 31 December 2022
Announcement date	24 March 2023
Status	Update to previous announcement
Reason for the update / change	Update the shareholders' approval date
Information relating to the dividend
Dividend type	Final
Dividend nature	Ordinary
For the financial year end	31 December 2022
Reporting period end for the dividend declared	31 December 2022
Dividend declared	RMB 0.195 per share
Date of shareholders' approval	30 May 2023
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD amount to be announced
Exchange rate	To be announced
Ex-dividend date	12 June 2023
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	13 June 2023 16:30
Book close period	From 14 June 2023 to 20 June 2023
Record date	20 June 2023
Payment date	30 June 2023
Share registrar and its address	Hong Kong Registrars Limited
R1712-1716 17th Floor, Hopewell Centre 183 Queen's Road East Wan Chai Hong Kong

EF001

Information relating to withholding tax
Details of withholding tax applied to the dividend declared
Details of withholding tax (including type of shareholders and applicable tax rate) applied to the dividends declared are set out in the table below. In addition, for investors who are tax residents of other countries which have entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. If the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, the Company shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. For further details, please refer to the section headed "Dividend" in the annual results announcement of the Company dated 24 March 2023.

	Type of shareholders	Tax rate	Other relevant information (if any)
	Enterprise - non-resident i.e. registered address outside PRC	10%
The Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H shares of the Company when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H shares of the Company which are not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by nonresident enterprise shareholders. On such basis, enterprise income tax shall be withheld from dividends payable to such shareholders.

	Individual - non-resident i.e. registered address outside PRC	10%
If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, the Company should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. If the individual holders of H shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, the Company shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%.

EF001

	Individual - non-resident i.e. registered address outside PRC	20%
If the individual holders of H shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, the Company shall withhold and pay the individual income tax at a rate of 20%.

	Domestic investors investing in the H Shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program	20%
For dividends of domestic investors investing in the H shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program, the Company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The Company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

	Investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company through Shanghai-Hong Kong Stock Connect Program	10%
For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company through Shanghai- Hong Kong Stock Connect Program, the Company will withhold and pay income tax at the rate of 10% on behalf of those investors and will report to the competent tax authorities for the withholding.

Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
Other information	Not applicable
Directors of the issuer
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 14, 2023